ttec®

Bringing *humanity* to business.

Humans Drive,
Tech Delivers.

2024 Annual Report

2024 Financial Highlights

($ in millions, except per share data)



Revenue

$2,444 — 2022
$2,463 — 2023
$2,208 — 2024

Operating Income / (Loss)

$168.5 — 2022
$118.0 — 2023
($173.5) — 2024

Net Income / (Loss) per Diluted Share

$2.18 — 2022
$0.18 — 2023
($6.74) — 2024

	2022	2023	2024
Revenue	$ 2,443.7	$ 2,462.8	$ 2,207.6
Operating Income	$ 168.5	$ 118.0	$ (173.5)
Operating Margin	6.9%	4.8%	(7.9%)
Adjusted EBITDA	$ 320.1	$ 271.5	$ 202.3
Net Income	$ 117.3	$ 18.3	$ (310.6)
Net Income attributable to TTEC stockholders	$ 103.2	$ 8.4	$ (321.0)
Average diluted shares outstanding	47.3	47.4	47.6
Net Income attributable to TTEC stockholders per diluted share	$ 2.18	$ 0.18	$ (6.74)
Cash and cash equivalents	$ 153.4	$ 172.7	$ 85.0
Debt	$ 963.6	$ 999.3	$ 978.0
Capital expenditures	$ 84.0	$ 67.8	$ 45.2



2024 Revenue by Geography

- 68% North America
- 15% Philippines
- 8% EMEA
- 5% Latin America
- 4% Asia Pacific

2024 Revenue by Segment

- 79% TTEC Engage
- 21% TTEC Digital

To our shareholders,

2024 was a transitional year for TTEC. Across the company, we continued to advance on our key priorities while always staying focused on exceptional delivery for our clients and their customers.

In 2024, we advanced our diversification strategy with a broadened geographic delivery footprint and client portfolio, we expanded our digital CX value proposition with differentiated, technology-enabled solutions, and we remained committed to returning to our historical growth and run rate margins in the near term.

With a disciplined focus on these priorities, we made progress on many fronts. In 2024:

- We continued our success winning new clients. These deals are diversified across our solutions and core industries of financial services and healthcare as well as emerging verticals including retail, travel, and streaming services.

- We established and strengthened additional relationships with over a dozen CX technology partners through collaborative product development, joint engineering efforts, and shared go-to-market strategies.

- We advanced AI adoption internally for our own associates and with our embedded base clients in both business segments. In addition, we have accelerated the infusion of AI capabilities into every new sales opportunity.

- For the second consecutive year, we were recognized as a Great Place to Work in 15 geographies where we operate.

> " At this pivotal time in the market, we are helping clients create experiences that feel seamless and intuitive, even if they are being delivered by a combination of human interaction and modern technology."

CX and AI continue to converge

The AI revolution is creating exciting opportunities for us. Innovative technologies are flooding the market with entirely new ways to advance the customer journey and the associate experience. In this environment, the needs of clients' Chief Operating Officers and Chief Information Officers are converging. They are working together to find approaches that go far beyond labor augmentation and point solutions. They are looking for the integration of CX technology and services that seamlessly work together, end-to-end, to increase operating efficiencies, improve customer experiences, and strengthen the top and bottom line. This capability is right in our sweet spot and remains a differentiator for TTEC.

With our heritage of digital innovation woven into everything we do, we are uniquely prepared to take advantage of this moment. It took us many years to build the capabilities and perfect the solutions that are resonating with clients today. We believe these capabilities and solutions are highly differentiated relative to what our competitors claim to have. We have done the hard work to complete thousands of technology implementations for leading brands across the globe, develop collaborative partnerships with all the dominant CX technology leaders, and build a deep and enviable bench of full stack CX technologists, data scientists, and customer journey strategists.

As the Digital Customer Experience Transformation Company, clients are looking to us as they navigate the complex CX ecosystem. Across our two business segments, TTEC Engage and TTEC Digital, we offer the breadth and depth of CX expertise unmatched in the industry. At this pivotal time in the market, we are helping clients create experiences that feel seamless and intuitive, even if they are being delivered by a combination of human interaction and modern technology.

Fortifying TTEC Engage

Over the past six months we have strengthened our TTEC Engage management team with several strategic hires to capitalize on the numerous opportunities in the market. We've brought in experienced, client-focused professionals worldwide, including our new president, three vertical industry executives, and operational leaders in the Americas and EMEA. Each of these leaders blends strategic thinking with a focus on performance, and they are accelerating our momentum while also delivering measurable client value.

In TTEC Engage, our sales momentum is beginning to improve. In 2024, with 15 new enterprise clients wins, our go-to-market engine exceeded its new client acquisition goal. Though many of these new relationships start with a single line of business, they offer significant potential for future expansion with new solutions and additional business units. Increasingly these deals are being delivered offshore as evidenced by growth in our new geographies year over year.

We continue to leverage technology at scale in TTEC Engage to amplify the skills and talent of our frontline teams. Internally, we are using AI-enabled solutions and data-driven insight across the entire associate lifecycle to recruit, train, engage, and empower our people. In addition, we are implementing solutions that directly improve the customer journey including self-service knowledge management, accent neutralization capabilities, and our proprietary voice translation applications. While it is still early days, we are encouraged by the potential of these technologies to increase quality, efficiencies, and customer satisfaction.

Several wins this year underline the value of our digital-first expertise. For example, a recent success with a popular travel platform stemmed from their dissatisfaction with their CX partner's lack of innovation. They chose us for our proven ability to enhance quality and operational efficiency through human-enabled, AI-powered solutions. This new program will utilize the full extent of our operating model, including learning, knowledge optimization, voice translation, and conversational analytics.

Welcome to Generation AI

To help the market understand practical applications for AI in the contact center, we created a dedicated microsite called Generation AI. With instructional videos and demos, this digital hub helps clients and prospects match solutions to the needs of associates, team leads, CXOs, trainers, and more.
ttec.com/generation-ai

"

Over 40 years ago, we set out to be the undisputed leader in the future of CX where human expertise integrates seamlessly with advanced technologies. We are confident that our current priorities will drive our vision forward and position the company for success in 2025 and beyond."

Continued advances with TTEC Digital

This year, we closed 55 new clients, including many larger, enterprise-sized companies that provide significant runway for future expansion. As clients' technology needs shift from cloud migration services to more complex enterprise-wide digital transformation, we are dramatically expanding our total addressable market. These multifaceted engagements typically start with shorter cycle professional services and grow into longer-term recurring managed services engagements.

For example, we started our relationship with a regional healthcare provider by implementing their new CRM system. During the project, we recognized the need for a customized modern CCaaS platform. By utilizing our proprietary software, we connected the two systems and now provide ongoing, holistic support through our Surround CX managed services methodology. We've streamlined various systems to enhance connectivity for our client's patients and caregivers. Throughout this process, we've established a long-term, trusted partnership that will continue to grow.

In another healthcare example, we are partnering with a Fortune 10 global healthcare solutions company to modernize their infrastructure for enhanced voice and digital interactions. Our collaboration began nearly a decade ago with a Cisco deployment. Following a major acquisition in 2024, they recognized the need to centralize and modernize their critical CX interactions. Together, we developed a robust technology roadmap that will transition them from a rigid legacy IVR system to an intuitive conversational AI platform, simplifying interactions, streamlining routing, reducing costs, while improving health outcomes across their network.





TTEC around the world

Our growing footprint is made up of talent in North America, Latin America, EMEA, and APAC. Check out this video for how they deliver exceptional CX across the globe and some pretty nifty dance moves.
ttec.com/about-us/global-locations

Our goal remains the same

Over 40 years ago, we set out to be the undisputed leader in the future of CX where human expertise integrates seamlessly with advanced technologies. As the Digital Customer Experience Transformation Company, we will continue to deliver an end-to-end portfolio of outcome-based CX technology and services.

As we move into 2025, we remain focused on:

- Growing our business by diversifing our client base, solutions, and geographic footprint;

- Improving our operating leverage and profitability; and

- Continuing to strengthen the intensity of our performance-based culture.

We are confident that our priorities will drive our vision forward and position the company for success in 2025 and beyond. On behalf of our global team, board of directors, and leadership, thank you for your continued support.

Kenneth D. Tuchman
Founder, Chairman and Chief Executive Officer

Reconciliation of Non-GAAP Income (loss) from Operations and Operating Margin

(in millions)

	2022	2023	2024
GAAP Income (loss) from Operations	$ 168.5	$ 118.0	$ (173.5)
Restructuring charges, net	$ 5.7	$ 8.0	$ 10.2
Impairment losses	$ 13.7	$ 11.7	$ 244.1
Equity-based compensation expenses	$ 17.6	$ 22.1	$ 18.7
Amortization of purchased intangibles	$ 37.2	$ 35.8	$ 33.0
Grant income for pandemic relief	-	-	-
Cybersecurity incident-related impact, net of insurance recovery	$ (3.6)	$ (3.2)	-
Software acceleration amortization	$ 8.5	-	-
Write-off of acquisition related receivable	$ 0.9	-	-
Property costs not related to operations	-	$ 1.5	$ 2.2
Liability related to notifications triggered by labor scheme	-	$ 6.0	$ (0.2)
Change in acquisition related obligation	-	$ 0.5	-
Fees related to non-binding offer	-	-	$ 2.0
Non-GAAP Operating Income	$ 248.5	$ 200.4	$ 136.5
Non-GAAP Operating Margin	10.2%	8.1%	6.2%

Reconciliation of Non-GAAP Income (loss) and Net Income per Diluted Share

(in millions except per share data)

	2022	2023	2024
Net Income (loss)	$ 117.3	$ 18.3	$ (310.6)
Add: Equity-based compensation expenses	$ 17.6	$ 22.1	$ 18.7
Add: Amortization of purchased intangibles	$ 37.2	$ 35.8	$ 33.0
Add: Asset restructuring and impairment charges	$ 19.4	$ 19.8	$ 254.2
Add: Cybersecurity incident-related impact, net of insurance recovery	$ (3.6)	$ (3.2)	-
Add: Write-off of acquisition related receivable	$ 0.9	-	-
Add: Changes in acquisition contingent consideration	$ 1.8	$ 7.5	$ (1.5)
Less: Grant income for pandemic relief	-	-	-
Add: Property costs not related to operations	-	$ 1.5	$ 2.2
Add: Liability related to notifications triggered by labor scheme	-	$ 6.0	$ (0.2)
Add: Change in acquisition related obligation	-	$ 0.5	-
Add: Change in escrow balance related to acquisition	-	$ 0.6	-
Add: Loss on dissolution of foreign subsidiary	-	$ 0.3	-
Fees related to non-binding offer	-	-	$ 2.0
Gain on sale of property	-	-	$ (15.5)
Foreign SS tax recovery	-	-	$ (0.9)
Foreign VAT receivable writeoff	-	-	$ 0.8
Add: Foreign exchange loss/(gain), net	$ (6.5)	$ 1.9	$ 0.4
Less: Changes in valuation allowance, return to provision adjustments and other, and tax effects of items separately disclosed above	$ (22.9)	$ (7.9)	$ 50.9
Non-GAAP Net Income	$ 169.7	$ 103.2	$ 33.6
Average diluted shares outstanding	47.3	47.4	47.6
Non-GAAP Net Income per Diluted Share	$ 3.59	$ 2.18	$ 0.71

Reconciliation of Free Cash Flow

(in millions)

	2022	2023	2024
Net Income (loss)	$ 117.3	$ 18.3	$ (310.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	$ 111.8	$ 101.3	$ 98.0
Other	$ (92.1)	$ 25.2	$ 153.8
Net cash provided by (used in) operating activities	$ 137.0	$ 144.8	$ (58.8)
Less: Total Capital Expenditures	$ (84.0)	$ (67.8)	$ (45.2)
Free Cash Flow	$ 53.0	$ 76.9	$ (104.0)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 001-11919

TTEC Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1291044
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6312 South Fiddler's Green Circle, Suite 100N, Greenwood Village, Colorado 80111

(Address of principal executive offices)

Registrant's telephone number, including area code:

(303) 397-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock of TTEC Holdings, Inc., $0.01 par value per share	TTEC	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, there were 47,608,318 shares of the registrant's common stock outstanding. The aggregate market value of the registrant's voting and non-voting common stock that was held by non-affiliates on such date was $114,624,308 based on the closing sale price of the registrant's common stock on such date as reported on the NASDAQ Global Select Market.

As of February 21, 2025, there were 47,757,848 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Part III of this report is incorporated by reference to the proxy statement for the registrant's 2025 annual meeting of stockholders.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
DECEMBER 31, 2024 FORM 10-K

TABLE OF CONTENTS

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our operations, expected financial condition, results of operation, effective tax rate, cash flow, leverage, liquidity, business strategy, competitive position, demand for our services in international operations, acquisition opportunities and impact of acquisitions, capital allocation and dividends, growth opportunities, spending, capital expenditures and investments, competition and market forecasts, industry trends, our human capital resources, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance.

In this report, when we use words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend," "project," "would," "could," "target," or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements. Unless otherwise indicated or except where the context otherwise requires, the terms "TTEC," "the Company," "we," "us" and "our" and other similar terms in this report refer to TTEC Holdings, Inc. and its subsidiaries.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from those expressed in the forward-looking statements, and you should review and consider, carefully, the risks, uncertainties, and other factors that affect our business and may cause such differences as outlined in the section of this report entitled "Risk Factors".

Important factors that could cause our actual results to differ materially from those indicated in the forward looking statements include, among others, the risks related to our business operations, our strategy and our industry, including the risks related to our strategic execution in a competitive market, our ability to innovate and introduce technologies that are sufficiently disruptive to allow us to maintain and grow our market share such as the effective adoption of artificial intelligence into our solutions, revenue risks specific to client concentration in our TTEC Engage business segment, risks specific to our technology partners in our TTEC Digital business segment and to the impact on our business due to TTEC Digital's clients' transition to public cloud and SaaS solutions, risks specific to remote delivery model, risks specific to our ability to recruit and retail labor at the right price point to meet changing business demands risks specific to operational controls and employee fraud, risks related to the accuracy of client forecasting, risks arising from our long sales cycles and lead time to revenue, risks specific to the inherent conflict between necessary cost containment and the need for investment to support new offerings in a competitive market, risks tied to our ability to meet our clients' geographic footprint expansions, operational risks that arise from events outside of our control, risks inherent in M&A activity; risks of our financial operations, including risks related to our leverage and debt service obligations, risks specific to our cost containment measures, risks specific to restrictions on our operations built into our credit facility, risks to our profitability due to inflationary pressures on our delivery costs that cannot be passed on to clients, impact on our profitability due to contract terms typical in our industry, risks to profitability due to contractual risk transfer for things we cannot always control or insure against, foreign currency exchange risks, changes in income tax rates, interpretations of transfer pricing arrangements, uncertainties tied to goodwill, assets and strategic investments' impairments; risks related to our use of technology and third-party services, including possible disruption to our information technology systems, cybersecurity events and unauthorized data access, reliance on communication and utility services provided by third parties, risks specific to use of AI technologies, and the growing reliance on third parties for data, cloud and SaaS services; risks specific to legal and regulatory matters that impact our business, including uncertainty and inconsistency in privacy and data protection laws, the high cost of compliance with such laws, high cost and reputational damage of wage and hour and ERISA class action lawsuits, uncertainty in AI regulatory environments, risks specific to IP protection and infringement, and ability to timely secure and maintain licenses needed to support certain regulated lines of business; risks specific to operations outside of the U.S. and in jurisdictions where we have limited experience; and risks related to the ownership of our common stock, including risks related to the proposal to take the company private which is currently being considered by the special committee of our board of directors, risks inherent in our capital structure, our controlling shareholder risk, risks related to the price and trading volumes of our common stock being affected by factors that we cannot fully impact or control, risks inherent in our dividend and stock repurchase policies, risks specific to being a Delaware company and provisions in our charter documents that may discourage, delay or prevent change in control events potentially depressing the price of our common stock, and the fact that our chairman and chief executive officer has control over matters requiring shareholder action potentially impacting our stock price and making it less attractive to investors.

Our forward-looking statements speak only as of the date that this report is filed with the United States Securities and Exchange Commission ("SEC"). We undertake no obligation to update them, except as may be required by applicable law. Although we believe that our forward-looking statements are reasonable, they depend on many factors outside of our control and we can provide no assurance that they will prove to be correct. You should, however, consult any subsequent disclosures we make in our filings with the SEC on Forms 10-Q or 8-K.

Although we believe that our forward-looking statements are reasonable, they depend on many factors outside of our control and we can provide no assurance that they will prove to be correct.

RISK FACTORS SUMMARY

The following is a summary of the principal risks and uncertainties that could adversely affect our business, financial condition, and results of operations (including revenue, profitability and cash flows). This summary is qualified in its entirety by reference to the more detailed descriptions of the risks and uncertainties included in Part I, Item 1A Risk Factors, and you should read this summary together with those more detailed descriptions.

<u>Risk Related to Our Business Operations, Our Strategy and Our Industry</u>

- If our business strategy is not successful, our business and financial prospects will be affected;
- Our market is highly competitive, and we may not be able to compete effectively;
- If we are not able to adapt our service offerings to changes in technology, including use of artificial intelligence (AI) in our solutions, we may not be able to compete, and our results of operations may be materially impacted;
- A large portion of TTEC Engage revenue is generated from approximately 200 clients and the loss of one or more of these clients or a significant reduction in their business volumes with us could adversely affect our business;
- A large portion of TTEC Digital revenue is generated from technology partners whose continued partnership with us, risk sharing practices, and products' reliability may adversely impact our business;
- As TTEC Digital clients transition from on premises information technology solutions to public cloud and SaaS services, our business may be adversely impacted;
- Our remote service delivery model serves many of our key clients and this operating model subjects us to certain risks that we cannot always mitigate;
- If our client service demand, level of effort or capacity forecasts are not accurate, our ability to serve our clients' profitably could be materially impacted;
- If we cannot recruit and retain qualified employees to respond to client demands at the right price point, our business will be adversely affected;
- Our employees may fail to adhere to our operational controls or may engage in fraud, which could subject us to liability and negatively impact our client relationships and reputation;
- Long sales cycles in certain parts of our business can lead to long lead times before we receive revenue;
- Our efforts at cost containment while expanding our offerings in a highly competitive environment could strain our resources and negatively impact our business;
- If we are unable to maintain a geographically diverse footprint, our profitability may be adversely affected;
- The current outsourcing trend may not continue and the prices that clients are willing to pay for the services may diminish, adversely affecting our business;
- Our business can be disproportionately adversely impacted by events outside of our control that impact our clients, such as economic conditions, geopolitical tensions, and outbreaks of infectious diseases;

- We routinely consider strategic mergers, acquisitions and business combination transactions and may enter into such transactions at any time; and such transactions may negatively impact our business and create unanticipated risks.

Risks Related to Our Financial Operations

- Our leverage and debt service obligations may adversely affect our business and financial condition;
- We are subject to customary financial and operating restrictions built into our credit agreement;
- Our profitability could suffer if our cost-management strategies are unsuccessful;
- Inflation and changes in the cost or availability of labor, telecommunication services, energy, and other operational necessities could adversely affect our results of operations;
- Our results of operations may be adversely impacted by foreign currency exchange rate risk;
- Contract terms typical in our industry can lead to volatility in our revenue and profitability;
- The trend of clients seeking to transfer growing risks related to cybersecurity, data privacy and emerging technologies to service providers could significantly impact our operations and profitability;
- Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could adversely affect our business;
- If our transfer pricing arrangements are ineffective, our tax liability may increase;
- We have incurred, and may in the future incur, impairments to goodwill, long-lived assets or strategic investments, which impacts our financial results of operations.

Risks Related to Our Use of Technology and Third-Party Services

- A disruption to our information technology systems could adversely affect our business and reputation;
- Cyberattacks, cyber fraud, and unauthorized data access could harm us or our clients and result in liability, and could adversely affect our business and results of operations;
- Significant interruptions in communication and utility services provided to us by third-party vendors could adversely impact our business;
- Use of AI technology in our offerings could result in liability and harm to our reputation;
- Our growing reliance on third parties for data, software, cloud and SaaS services could adversely impact our business.

Risks Related to Legal and Regulatory Matters that Impact Our Business

- Our financial results may be affected by changes in laws and regulations that impact our business and by our failure to comply with such requirements;
- Uncertainty and inconsistency in privacy and data protection laws relevant to our business, the high cost of compliance with such laws, and the failure to comply with related contractual obligations may impact our ability to deliver services profitably;
- Wage and hour and ERISA fiduciary class action lawsuits can expose us to costly litigation and damage our reputation;
- The growing use of AI in our offerings and evolving uncertainty of regulatory environments impacting such offerings may affect our costs of doing business and reputation;
- Challenges in protecting our intellectual property and its infringement by others may adversely impact our ability to innovate and compete;
- Our inability to timely secure or maintain licensing required to perform certain of our regulated services may significantly impact our results of operations.

Risks Related to Our Operations Outside of the United States

- We face special risks associated with international operations;
- Our delivery model involves geographic concentration outside of the United States, exposing us to significant operational risks;
- We may face new risks as we expand into countries where we have no prior experience.

<u>Risks Related to Ownership of Our Common Stock</u>

- Our receipt of a non-binding proposal from our founder, Chairman, and Chief Executive Officer to take the Company private and our Board's evaluation of the proposal may result in a material impact on the Company and the value of our stock;
- The price and trading volumes of our common stock may fluctuate significantly due to many factors, some of which we cannot control;
- There can be no assurance that we will resume paying dividends or repurchasing our shares or the cadence or levels of these activities;
- Exclusive forum for dispute resolution in our bylaws could limit our stockholders' ability to obtain a favorable judicial forum for their disputes;
- Delaware law and provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change in control of our Company, potentially depressing the price of our common stock;
- Our Chairman and Chief Executive Officer controls a majority of our stock and has control over matters requiring action by our stockholders; and his interest may conflict with the interests of our other stockholders;
- Our status as a "controlled company" could make our common stock less attractive to investors or otherwise harm our stock price.

AVAILABILITY OF INFORMATION

As of the date of this report, TTEC Holdings, Inc.'s principal executive offices are located at 6312 South Fiddler's Green Circle, Suite 100N, Greenwood Village, Colorado 80111. Electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and any amendments to these reports are available free of charge by (i) visiting our website at http://www.ttec.com/investors/sec-filings/ or (ii) sending a written request to Investor Relations at our corporate headquarters or to investor.relations@ttec.com. TTEC's SEC filings are posted on our corporate website as soon as reasonably practical after we electronically file such materials with, or furnish them to, the SEC. Information on our website is not incorporated by reference into this report.

You may also access any materials that we file with the SEC via the SEC's public website at www.sec.gov.

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PART I

ITEM 1.

BUSINESS

Our Business

Founded in 1982, TTEC Holdings, Inc. ("TTEC", "the Company", "we", "our", or "us"; pronounced "T-TEC") is a global customer experience ("CX") outsourcing partner for marquee and high-growth brands and public sector clients. The Company designs, builds, and operates technology-enabled customer experiences across live interaction channels and provides data-driven digital solutions to help clients improve customer satisfaction and loyalty, increase customer revenue and profitability, and optimize overall cost to serve. As of December 31, 2024, TTEC served over 715 clients across targeted industry verticals including financial services, healthcare, public sector, communications, technology, media, entertainment, travel and hospitality, automotive and retail.

TTEC operates and reports its financial results of operations through two business segments.

- **TTEC Digital** is one of the largest CX technology and service providers and is focused on the intersection of Contact Center as a Service ("CCaaS"), Customer Relationship Management ("CRM"), and Artificial Intelligence (AI) and Analytics. A professional services organization comprised of software engineers, systems architects, data scientists and CX strategists, this segment creates and implements strategic CX transformation roadmaps; sells, operates, and provides managed services for cloud platforms and premise-based CX technologies, including Amazon Web Services ("AWS"), Cisco, Genesys, Google, and Microsoft, and creates proprietary IP to support industry specific and custom client needs. TTEC Digital serves clients across enterprise and small and medium sized business segments and has a dedicated unit with government technology certifications serving the public sector.

- **TTEC Engage** provides the digitally enabled CX operational and managed services to support large, complex enterprise clients' end-to-end customer interactions at scale across the world. Tailored to meet industry-specific business needs, this segment delivers data-driven omnichannel customer care, customer acquisition, growth, and retention services, tech support, fraud mitigation and back-office solutions. The segment's technology-enabled delivery model covers the entire solution lifecycle including associate recruitment, onboarding, training, delivery, workforce management and quality assurance.

TTEC pursues its CX market leadership through its TTEC Digital and TTEC Engage business segments and, based upon client needs, through strategic collaboration between the segments. TTEC's ability to deliver comprehensive and transformational customer experience solutions to its clients is a marketplace differentiation, including integrated CX technology and service solutions, go-to-market strategies, and innovative offerings.

During 2024, the TTEC Digital and TTEC Engage global operating platform delivered onshore, nearshore and offshore services in 22 countries on six continents -- the United States, Australia, Belgium, Brazil, Bulgaria, Canada, Colombia, Costa Rica, Egypt, Germany, Greece, Honduras, India, Ireland, Mexico, the Netherlands, New Zealand, the Philippines, Poland, South Africa, Thailand, and the United Kingdom – with contributions from approximately 52,000 customer care associates, consultants, technologists, and CX professionals.

Our revenue for fiscal 2024 was $2,208 billion, of which approximately $459 million, or 21%, was generated from our TTEC Digital segment and $1,749 billion, or 79%, was generated from our TTEC Engage segment.

To advance our competitive position in a rapidly changing market and to provide our clients with modernized CX technology and service solutions, we continue to develop our portfolio of service offerings for both mainstream and high-growth disruptive businesses, diversifying and strengthening our core CX services with AI enhanced, technology-enabled, outcomes-focused services, data analytics, insights, and consulting.

We also invest to broaden our CX product and service capabilities and partnerships, increase our global client base and industry expertise, expand our geographic footprint to the needs of our global clientele, and further scale our solutions within and between our TTEC Digital and TTEC Engage segments.

Recent Developments

As previously disclosed in the Company's press release on September 30, 2024, the Company's Board of Directors has established a special committee consisting of independent directors (the "Special Committee") to evaluate the unsolicited, preliminary, non-binding proposal from TTEC founder, Chairman and Chief Executive Officer, Kenneth Tuchman, to take the Company private at a proposed purchase price of $6.85 per share to the Company's other shareholders. Mr. Tuchman beneficially owns approximately 58% of the Company's common stock. As set forth in Amendment No. 3 to Schedule 13D filed with the SEC by Mr. Tuchman and certain entities affiliated with Mr. Tuchman on September 30, 2024, the proposal is conditioned on, among other things, the receipt of financing for the transaction, the negotiation and execution of a definitive agreement, approval and recommendation of the proposal by the Special Committee, and approval by holders of a majority of the shares of the Company's common stock not owned by Mr. Tuchman, his affiliates, and the Company's executive management. The Special Committee with its own advisors is evaluating the proposal and will determine the appropriate course of action and process.

Our Industry – Key Emerging Themes

The CX landscape is undergoing a dynamic transformation, driven by technological advancements and evolving customer experience expectations. Based on our experience of operating the business over the last 40+ years, we are observing the following trends and opportunities, among others:

AI-powered CX: As brands endeavor to integrate artificial intelligence into customer experience, many companies lack the necessary technology and delivery readiness or face challenges in providing quality personalized and insightful automation.

Cloud Migration and Security Are Board-Level Imperatives: In the arena of customer experience, the migration to cloud-based platforms is a fulcrum for transformation, offering unprecedented scalability, flexibility, quality assurance, and cost efficiency.

Industry Consolidation Driven by a Highly Fragmented Market: The CX market is highly fragmented with no single provider dominating the market.

Enterprise-Level Vendor Consolidation: Multinational corporations are increasingly favoring a consolidation of strategic technology vendors within the CX domain.

Cybersecurity as a Critical Differentiator: Clients expect their service providers to make investments in sophisticated information security controls to protect CX operating environments where attempts at unauthorized access are common and where expansion of solutions that rely on staff who work remotely increases risks to the stability of service delivery.

Impact Sourcing Boosts Communities and Fuels CX Diversity: The practice of Impact Sourcing, hiring and training talent in underserved communities, is swiftly gaining traction in the domain of customer experience, particularly among discerning Fortune 1000 companies.

Evolving Customer Expectations and Delivery Models: In today's customer experience landscape, evolving customer expectations present a distinct market opportunity for brands that can adeptly navigate and capitalize on evolving customer demands.

<u>**Our Growth Strategy**</u>

As a leader and innovator in the global customer experience technology services and business process outsourcing (BPO) markets, our strategy is directed towards sustainable long-term growth in revenue and profitability. Our approach is to leverage our 42 years of operational excellence in customer engagement with technology-infused platforms and managed services. Our strategic imperatives include:

- Deepening Client Relationships with new work types and expansion into new client lines of business
- Targeting Industry Leaders as Clients
- Enhancing Global Sales and Marketing Synergies
- Geographic Market Expansion
- Strategic Acquisitions
- Investment in Tech-Driven Innovation
- Diversifying and Leveraging our Technology Partner Ecosystem
- Delivering with Purpose through Impact Sourcing

By integrating these strategic pillars, we are setting a course to not only lead in the CX sector but also to drive responsible and inclusive growth that benefits all stakeholders.

<u>**Our Integrated Service Offerings and Business Segments**</u>

TTEC Digital and the CX Technology Services Industry

TTEC Digital clients are seeking solutions in many areas including cost optimization, CX technology modernization, inclusive of migrating to a more agile cloud-based ecosystem, improved CX talent and expertise, and practical solutions to further enable CX applications, including the design, implementation and pragmatic delivery of AI capabilities. TTEC Digital takes a technology agnostic approach to these challenges and focuses on designing and delivering solutions to each client's specific business needs at the intersection of contact center, CRM, and AI and Analytics. TTEC Digital supports the majority of CX platform and solution requirements through its strategic partnerships with the leading CX software vendors including Genesys, Microsoft, Cisco, AWS, Google, Salesforce, ServiceNow, and Nice among others.

TTEC Digital's solutions are built to respond to market needs for both enterprise and small and medium-sized business clients. AI design and delivery capabilities are woven across all five pillars of our offerings.

- Professional Services: System design, configuration and integration
- Managed Services: Cloud application and premise support
- CX Consulting: Transformation strategy and design
- CX Data and Analytics: Data science, engineering, and visualization
- IP & Software: Custom software engineering through TTEC Digital's IP and Software division

The segment has a three-pronged go to market strategy that includes growing existing client relationships, partner channel motions and general market development. Since 2022, TTEC Digital has been expanding its Hyderabad Innovation Studio in India with the goal of continuing to grow its offshore delivery capabilities, and currently approximately 40% of the staff are located in one of several offshore locations.

TTEC Engage and the CX BPO Services Industry

The TTEC Engage segment's solutions are built to respond to the following market needs for clients.

- Customer Support
- Tech Support
- Revenue Generation and Growth Services
- Fraud Mitigation
- AI Operations, including data annotation and labeling
- Back-office Support

TTEC Engage goes to market through a vertical approach with customized solutions that include industry specific talent, technology, certifications, and capabilities. For example, in the Banking, Financial Services and Insurance (BFSI) vertical, we support several lines of business with customized offerings for retail banking, online banking, credit card, property and casualty and loans. In healthcare, the segment supports care, technical support, revenue generation and back-office capabilities to meet the needs of payer, provider, clinical and pharma clients.

<u>Our Competitive Strengths</u>

Approach to Next-Generation Customer Engagement

We tailor our services to meet the diverse needs of our clients, providing both comprehensive, cross-segment integrated solutions and specialized, discrete engagements. Detailed insights into our operational segments and global reach are included in Part II, Item 8. Financial Statements and Supplementary Data.

Our stature as an industry leader in customer engagement is underpinned by an innovative strategy and a forward-looking vision. We believe our key strengths include the following areas:

- **AI-Driven Technology Infrastructure**: Our state-of-the-art technology infrastructure and global data center network unite to form a powerful foundation for AI-driven solutions.

- **Deep Industry Expertise**: Our competitive advantage is further enhanced by our deep industry expertise, which allows us to tailor solutions that are not only technologically advanced but also intricately aligned with the specific nuances and regulatory requirements of the industries we serve.

- **Strategic Technology Partnerships:** Our robust partner ecosystem includes key players in digital channels, enhancing our ability to deliver efficient, high-impact personalized customer experiences.

- **Globally Deployed Operating Best Practices:** We can deliver a consistent, scalable, high-quality experience to our clients' customers from any of our 58 global customer delivery centers and geographically disbursed work from home associate base.

- **Innovative Talent Development and Impact Sourcing:** Our talent development strategy seamlessly merges cutting-edge innovation with a commitment to social responsibility.

<u>Clients</u>

We develop long-term relationships with clients globally, including many of the worlds' iconic brands, Fortune 1000 companies, small and medium-sized businesses, and public sector agencies. These organizations operate in customer intensive industries or sectors, where complexities and customer focus require a partner that can quickly design and build integrated technology and data-enabled services, often on a global scale. In 2024, our top five and 10 clients represented 32% and 49% of total revenue, respectively.

In several of our offerings across TTEC Digital and TTEC Engage, we enter into long-term relationships that provide us with a more predictable recurring revenue stream. In our TTEC Digital segment, our CX managed services technology solution contracts have an average three-year term and include early termination penalties. In our TTEC Engage segment, most of our contracts can be terminated for convenience by either party, but our relationships with our top five clients have ranged from 5 to 25 years including multiple programs and contract renewals for most of these clients. In 2024, we had a 82% revenue retention rate for TTEC Engage, versus 95% in 2023. The reduction is primarily attributable to one of our larger, long-term financial services clients that exited one of the lines of business that TTEC historically supported.

Certain of our communications clients provide us with telecommunication services through arm's length negotiated transactions. These clients currently represent approximately 6% of our total annual revenue. Expenditures under these supplier contracts represent less than 1% of our total operating costs.

Competition

We are a leading global customer experience outsourcing partner for many of the world's marquee and high-growth brands, Fortune 1000 companies, and public sector clients. Our competitors vary by geography and business segment, and range from large multinational corporations to smaller, narrowly focused enterprises. Across our lines of business, principal competitive factors include: client relationships, technology and process innovation, quality and stability of the integrated solutions, digital and virtual delivery capabilities, operational performance and efficiencies, pricing, brand recognition, and financial strength.

Our strategy in maintaining market leadership is to invest, innovate, and provide integrated value-driven services, all centered around customer engagement management. We are executing on a more expansive, holistic strategy by transforming our business into higher-value offerings through organic investments and strategic acquisitions. As we execute, we are differentiating ourselves in the marketplace and entering new markets that introduce us to an expanded competitive landscape.

For TTEC Digital, our main competitors include global systems integration firms, niche and large-scale technology consulting service providers, and technology companies whose solutions we integrate, deploy and maintain for clients, including Deloitte, Accenture, Infosys, Cognizant, Hitachi Data Systems, Slalom, Globant, and ConvergeOne, among others.

For TTEC Engage, we primarily compete with in-house customer management captive business units and other companies that provide customer experience services, including Teleperformance, Foundever, Telus International, Concentrix, TaskUs, Intouch CX, Conduent, Genpact, Alorica, Ibex and EXL, among others.

Regulations Relevant to Our Business

TTEC is subject to various domestic and international laws and regulations, permitting and licensing regimes (collectively, "Regulations"). These Regulations often change and require TTEC to devote considerable resources and make investments to stay in consistent compliance. The narrative that follows summarizes some of the more important Regulations that impact our business; it is not intended as an all-inclusive list. In jurisdictions where we do business, TTEC has processes in place to monitor regulatory requirements and take reasonable steps to assure compliance.

Data Privacy: We are subject to data protection and privacy regulations in many of the countries where we operate, including the European General Data Protection Regulation ("GDPR"), the California Consumer Protection Act ("CCPA") and other similar U.S. state-level data protection legislation, the Philippine Data Privacy Act ("Republic Act No. 10173") and other country data protection laws. Certain of our systems, that support clients with special regulatory requirements, also require compliance with Health Information Trust Alliance ("HITRUST") requirements and Health Insurance Portability and Accountability Act ("HIPAA") regulations for clients in the healthcare industry; the Payment Card Industry Data Security Standard ("PCI-DSS") for financial services clients and other clients where we have access to their customers' payment card information; Federal Information Security Management Act GSA ("FISMA") and Federal Risk and Authorization Management Program ("FedRamp") requirements for U.S. federal government clients; and other similar requirements.

TTEC maintains a cybersecurity and data privacy program designed to protect our clients', their customers', and our employees' confidential personal and sensitive information. We have invested in our cybersecurity capabilities to identify, detect, respond to and recover from cyber threats and attacks. These investments help us reduce our vulnerabilities to cyber incidents and minimize their impacts on our operations. They also support compliance with our contractual obligations and the laws and regulations governing our activities. We engage independent auditors to conduct assessments over transactional processes and data security (SOC1 and SOC2, respectively) for technology solutions we use in our banking, financial services, and insurance ("BFSI") and healthcare verticals. We also engage third parties to conduct vulnerability assessment and penetration testing of our technology environments. See "Risk Factors — *Uncertainty and inconsistency in privacy and data protection laws relevant to our business, the high cost of compliance with such laws, and the failure to comply with related contractual obligations may impact our ability to deliver services profitably."*

Work From Home Regulations: Regulations specific to work from home, which vary among jurisdictions and range from requirements to reimburse costs associated with remote work, to special health and safety mandates, and special government reporting requirements apply to part of our workforce. To comply with these Regulations, TTEC updated its payroll practices and adopted new ways of working, including the use of virtual private networks to access service delivery applications, and remote monitoring and coaching of employees. In the work from home environment, we are not always able to replicate the physical controls we have in place at our delivery centers; therefore, we agree with our clients to implement certain additional controls appropriate to the work from home environment to achieve compliance similar to our delivery centers' environment. Employees that work from home are required to attest to their understanding and compliance with these controls and with TTEC's enhanced remote work policy that is designed to address new Regulations and the modified contractual requirements. TTEC works diligently with specialists to stay current on the rapidly changing regulatory environment, but the distributed nature of remote service delivery continues to represent heightened risks of security threats and compliance challenges and there can be no assurance that these risks can be fully contained. See "Risk Factors — *Services delivered by employees working remotely represent a large portion of our delivery for some of our clients and this operating model subjects us to certain risks that we cannot always mitigate".*

Other Regulations: TTEC is a labor-intensive business that is subject to complex labor and employment laws established by the U.S. Department of Labor, state and local regulatory bodies, and similar regulators in jurisdictions outside of the U.S. These Regulations govern working conditions, paid time off, workplace safety, wage and hour standards, and hiring and employment practices.

Our public sector work is secured and delivered in compliance with various jurisdiction-specific government procurement regulations, like the Federal Acquisition Regulations (known as "FAR") and government agency specific supplemental regulations that we comply with when we bid and deliver work for the U.S. federal government.

Our global operations are subject to various domestic and foreign anti-corruption mandates, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions where we do business. As a U.S. company operating through non-U.S. subsidiaries, TTEC is subject to foreign exchange control, transfer pricing, cross-border tax Regulations, immigration and customs Regulations that prescribe how funds, goods, and people traverse between TTEC and our foreign subsidiaries. See "Risk Factors — *Risks Related to Our Operations Outside of the United States*".

Work we do for some of our clients is subject to special licensing requirements, e.g., insurance producer and gaming licenses. The granting of these licenses can be discretionary on the part of regulatory authorities. As part of the licensing requirements, we may also be subject to extensive and expensive cybersecurity regulations or subject to heightened disclosure requirements that impact our companies or our executives. See, "Risk Factors -- *Our financial results may be impacted by changes in laws and regulations that impact our business and by our failure to comply with such requirements".*

We believe that our operations are in substantial compliance with relevant Regulations; but our compliance with Regulations may cause us to make additional capital and operational expenditures, the cost of which we may not always be able to pass to our clients through our pricing structures, and such additional investments could be material to our results of operations, financial position, or cash flows. See "Risk Factors — *Risks Related to Our Operations Outside of the United States*".

Research, Innovation, Intellectual Property and Proprietary Technology

We recognize the value of innovation in our business and are committed to developing leading-edge technologies and proprietary solutions. Research and innovation have been a major factor in our success and we believe that they will continue to contribute to our growth in the future. We use our investment in research and development to create, commercialize, and deploy innovative business strategies and high-value technology solutions.

We deliver value to our clients through, and our success in part depends on, certain proprietary technologies and methodologies. We leverage U.S. and foreign patent, trade secret, copyright, and trademark laws as well as confidentiality, proprietary information, non-disclosure agreements, and key staff non-competition agreements to protect our proprietary technology.

As of December 31, 2024, TTEC held 100 U.S. and non-U.S. patents in 9 jurisdictions that we leverage in our operations and as marketplace differentiation for our service offerings. Our trade name, logos, and names of our proprietary solution offerings are protected by their historic use and, in addition, by trademarks and service marks registered in 33 jurisdictions.

Our People

TTEC recognizes that our employees are our most valuable asset. We are committed to fostering a positive and rewarding work environment that attracts, develops, and retains the highest quality talent. This commitment is integral to our business strategy and our ability to deliver exceptional customer experiences.

Workforce Composition

As of December 31, 2024, TTEC had approximately 52,000 employees globally, with approximately 1,700 serving TTEC Digital clients and 50,300 serving TTEC Engage clients. Our workforce is geographically diverse:

- Asia-Pacific: 45%
- North America: 37% (36% in the United States)
- Central and South America: 9%
- Europe, Middle East, and Africa (EMEA): 9%

Approximately 53% of our employees worked remotely, while 47% worked onsite.

Employee Experience and Engagement

TTEC is dedicated to creating a workplace where employees feel valued, engaged, and empowered. We prioritize initiatives that enhance the overall employee experience, including:

- Health and Wellness Programs: Comprehensive benefit packages that support employee well-being, including physical and mental health.
- Employee Recognition Programs: Formal and informal programs that recognize and reward employee contributions and achievements.
- Humanity First: Provide a welcoming workplace where all feel respected and valued, can be themselves, connect authentically with others, and work together to delight our customers.
- Work-Life Balance: Flexible work arrangements and programs that support employees in balancing their professional and personal lives.

Workplace Safety

TTEC is committed to providing a safe and healthy work environment for all employees. We maintain appropriate safety programs and protocols, including:

- Compliance with Regulations: Adherence to applicable occupational health and safety regulations and standards.
- Safety Training: Regular training programs to ensure employees are knowledgeable about safety procedures and protocols that apply to their jobs.
- Hazard Identification and Mitigation: Proactive identification and mitigation of workplace hazards to prevent accidents and injuries.
- Emergency Preparedness: Robust emergency preparedness plans and procedures to ensure employee safety in the event of an emergency.
- Ergonomics and Workplace Design: Promoting ergonomic principles and best practices in workplace design to minimize the risk of injuries.

Talent Development Programs

TTEC invests in a range of programs to support employee growth and development, aligning with the evolving needs of the business and our clients. In 2024, TTEC employees completed over 190,000 hours of professional development. Key initiatives include:

- Sales Learning Center of Excellence: Provides specialized training and resources for our sales teams.
- AI Unplugged: A global community and knowledge hub focused on artificial intelligence, offerings, thought leadership, a Genius Lab for solution development, and the "Learn AI" series to enhance employee skills.
- Digital Transformation and AI Certifications: TTEC offers specialized certifications in AI CX Transformation and AI-Savvy leadership. These programs achieved a 95% participation rate for their target audience in 2024.

Internal Mobility and Leadership Development

TTEC encourages internal mobility through its iAspire™ platform, which enables employees to explore career opportunities within the company. This commitment is reflected in our internal hiring and promotion rates:

- 72% of open positions in 2024 were filled internally.
- 82% of TTEC leaders have been promoted from within.

Performance Management and Compensation

TTEC's performance management system emphasizes clear goal setting, continuous feedback, and quarterly reviews to foster individual and company success. Our compensation philosophy is "pay-for-performance," directly linking rewards to employee contributions and long-term stockholder value.

In 2024, TTEC launched TTEC Perform. This AI-powered platform provides employees with data-driven insights and personalized coaching to enhance their performance and development.

TTEC's commitment to our employees is fundamental to our success. By investing in their growth, development, and well-being, we cultivate a high-performing and engaged workforce that drives exceptional customer experiences and creates long-term value for our stakeholders.

ITEM 1A. RISK FACTORS

This section discusses the most significant factors that could affect our business, results of operations and financial condition. In evaluating our company and our common stock, you should carefully consider the risks and uncertainties discussed in this section and the other information found in this Annual Report on Form 10-K. If any of the risks or uncertainties discussed below actually occur, our business, results of operations, or our financial condition, including our liquidity could be materially adversely affected, and the market price of our stock could decline. The risks described below are not the only risks that our business faces. Additional risks not presently known to us or that we currently deem immaterial may also harm our business, results of operations, or financial condition.

We have grouped these risk factors into six categories:

- risks related to our business, our strategy, and our industry;
- risks related to our financial operations;
- risks related to our use of technology and third-party services;
- risks related to legal and regulatory matters that impact our business;
- risks related to our operations outside of the United States; and
- risks related to ownership of our common stock.

Risks Related to Our Business, Our Strategy and Our Industry

If our business strategy is not successful, our business and financial prospects will be affected

Our business strategy is based on delivering our contact center outsourcing expertise with our innovative and disruptive AI-enabled technologies, CX consulting, data analytics, client growth solutions, and CX focused system design and integration. This strategy is enabled through industry specific client relationships, scaled global delivery footprint, CX partner ecosystem, delivery excellence, and strategic M&A. Failure to successfully implement our business strategy and effectively respond to changes in market dynamics may impact our financial results of operations. Our investments in technologies and integrated solution offerings may not lead to increased revenue and profitability. If we are not successful in creating value from these investments, there could be a negative impact on our operating results and financial condition.

Our market is highly competitive, and we may not be able to compete effectively

Our business performance is dependent on our ability to compete successfully in markets we currently serve, while expanding into new, profitable markets. Our industry is highly competitive, fragmented, and is experiencing changes. We compete with larger multinational and offshore low-cost service providers that offer similar services, often at highly competitive prices and aggressive contract terms; niche solution providers that compete with us in specific geographies, industry segments or service areas; companies that utilize new, disruptive technologies or delivery models; and in-house operations of existing and potential clients. The recent consolidation trend in our industry resulted in new competitors with greater scale and broader geographic footprint. They have access to greater financial resources, may have proprietary technology solutions, may be able to absorb more risk in their client contracts, or offer greater efficiencies that may be attractive to our clients and impact our business. The opportunity for new competitors in our industry may expand as new disruptive technologies emerge and increase in importance. New competitors, new strategies by existing competitors or clients, and consolidation among clients or competitors could adversely impact our market share and profitability.

Based on our forty years of experience in the industry, we believe that key competitive factors in our markets are the quality of service offerings tailored to clients and their customers' needs, reliable delivery processes and technology and cybersecurity infrastructure, the ability to attract, train, and retain qualified employees, global delivery capabilities, competitive pricing, willingness and ability to accept risks specific to our service delivery, and our ability to differentiate our service offerings. If we are unable to execute, these fundamental requirements effectively and compete successfully by providing clients with differentiated services at competitive prices, we could lose market share, which would materially adversely affect our business.

If we are not able to adapt our service offerings to changes in technology, including use of AI in our solutions, we may not be able to compete, and our results of operations may be materially impacted

Our growth and profitability depend on our ability to develop and adopt new technology-enabled solutions that expand our existing service offerings and provide cost efficiencies in our operations. As AI-enabled chatbot and automation tools evolve, lower-tier services currently performed by our employees are being replaced by these tools. Unless we are successful in adopting offerings to leverage these tools and in adding new services to profit from these and other AI-enabled tools, they will significantly disrupt our business, reduce operating volumes, and materially impact our financial results.

The emerging AI technologies require us to invest in new expertise, new service offerings, and to implement controls to execute our AI strategy. These investments may not achieve the desired revenue growth and greater profitability quickly enough to offset the emerging technologies' impact. If we are not successful in responding to clients' expectations on the use of AI technology in our offerings or if our AI-enabled offerings are not competitive with the offerings from other providers, our business, financial condition and results of operations could be materially impacted.

Leveraging AI to improve the internal functions of our business presents further opportunities and risks. Failure to timely deploy AI to improve our operational efficiencies will impact our cost structure and can make us non-competitive, while the use of AI in our business operations carries inherent risks of data privacy and security breaches, inadvertent discrimination and other unintended consequences that could result in financial liability and harm to our reputation.

A large portion of TTEC Engage revenue is generated from approximately 200 clients and the loss of one or more of these clients or a significant reduction in their business volumes with us could adversely affect our business

Our TTEC Engage business relies on strategic, long-term relationships with large, global companies in targeted industries and certain government agencies. As a result, our Engage business derives a substantial portion of its revenue from relatively few clients. Our five and ten largest clients, collectively, represented 32% and 49% of our revenue in 2024, respectively, with one client representing over 10% of our revenue.

While we have multiple engagements with our largest clients and all contracts are unlikely to terminate at the same time, the contracts with our five largest clients expire between 2025 and 2027; and there can be no assurance that these contracts will continue to be renewed at all or be renewed on favorable terms. While our ongoing sales and marketing activities aim to add new commercial and public sector clients and new opportunities with existing clients, there can be no assurance that such additional work can be secured or that it would yield financial benefits comparable to expiring contracts. The loss of all or part of major clients' business could have a material adverse effect on our financial condition, and results of operations, if the loss of revenue is not replaced with profitable business from other clients.

We serve clients in industries that have historically experienced a significant level of consolidation. If one of our clients is acquired (by a new owner or by another of our clients) our business volumes and revenue may materially decrease due to the termination or phase out of an existing client contract, volume discounts, or other contract concessions which could have an adverse effect on our business, financial condition, and results of operations.

A large portion of TTEC Digital revenue is generated from technology partners whose continued partnership with us, risk sharing practices, and products' reliability may adversely impact our business

A large portion of our TTEC Digital revenue is tied to our partnerships with providers of customer management technology solutions. These partners designate us as a preferred system integrator, and implementation and maintenance partner, recommending us to their technology platform customers, and providing us with sales leads for services and technology resale opportunities. Our profitability, therefore, often depends on the health of these partnerships, and the effectiveness and stability of these third-party technology platforms, as well as on how these solutions are perceived by the market.

Clients, who buy these third-party solutions and related services from us, hold the Company responsible for the stability and reliability of these platforms, as well as for any losses or damages arising from system outages and cybersecurity incidents, involving these third-party solutions. Because we do not control the stability or the reliability of these technology solutions, we seek back-to-back indemnifications from the technology partners for losses and damages that may be caused by their technology that we cannot control or mitigate. If our technology partners' solutions lag in innovation, do not meet customer expectations in functionality, or have stability or reliability issues, or if our back-to-back indemnities with technology partners for exposures that we cannot control or mitigate fail to fully cover our liabilities to our clients, or if these partners do not honor their indemnity obligations our results of operations may be materially impacted.

As TTEC Digital clients transition from on premises information technology solutions to public cloud and SaaS services, our business may be impacted

Some of our TTEC Digital clients are rapidly transitioning their IT functions from on premises platforms that we help them support to public cloud solutions and SaaS services. They rely on us for these transitions, which contribute to the growth of our higher margin consulting services, while at the same time impacting our future revenue from managed IT services, and system hardware and software resales. If we cannot continue to replace our resale and maintenance revenue with other high margin services, our results of operations in the Digital business may be impacted.

Services delivered by employees working remotely represent a large portion of our delivery for some of our clients and this operating model subjects us to certain risks that we cannot always mitigate

Over the last several years, we significantly expanded our remote service delivery, and we anticipate that this trend will continue. Some of the services we provide are subject to stringent regulatory requirements, and our inability to continuously monitor how our employees deliver services, when working remotely, may impact our compliance in certain lines of business. Remote service delivery, in certain lines of our business, may also expose us, our clients, and their customers to a heightened risk of fraud, because early detection of inappropriate behavior is impaired, when employees work outside of our delivery centers.

For example, in 2023, we discovered what we believe to be an isolated wage arbitrage scheme: a few remote employees held multiple jobs, used non-employees to perform their work, and shared wages. Our investigation did not uncover evidence that this unauthorized access to clients' systems and their customers' data resulted in harm, as the goal of the scheme appeared to be access to wages and not misuse of data; but notifications to affected clients, their customers, and relevant regulatory agencies resulted in litigation. In response to the incident, we implemented enhanced employee identification and geolocation measures to monitor identity and work location for employees who work remotely. While we believe these mitigation measures are sufficient, there can be no assurance that our detection and prevention measures will always be adequate to eliminate other possible schemes.

Employees who work from home rely on residential communication and internet providers that may not be as resilient as commercial providers and may be more susceptible to service interruptions and cyberattacks, which may also make our information technology systems vulnerable, when interfacing with these residential environments. Although we have invested in controls to mitigate these vulnerabilities, there can be no assurance that these incremental controls are sufficient to prevent them. Over the last several years we have continuously evolved our business continuity and disaster recovery plans and processes to focus beyond traditional delivery centers to include remote delivery, but these plans and processes may not always work effectively in a distributed remote delivery model, where weather impacts, internet access and power grid downtime may be difficult to manage and where system redundancies are not possible.

If we are unable to manage our remote service delivery environment effectively and reliably to address these and other risks unique to remote service delivery, or if we cannot maintain client confidence in our work from home offerings, our reputation and results of operations may be impacted.

Employees who work for us remotely have a different experience with the Company than those who work in our offices and delivery centers, which may impact our Company culture and employee engagement, which could also affect our ability to retain employees critical to our operations and impact our operations and financial results.

If our client service demand, level of effort or capacity forecasts are not accurate, our ability to serve our clients' profitably could be materially impacted

In our TTEC Engage business, we rely on client demand forecasts to make timely staffing level decisions and investments in our delivery centers and remote work technologies. This forecasting information is critical to our successful execution and profitability maximization. We can provide no assurance that our clients will continue to provide us with reliable demand forecasts; nor that we will continue to be able to maintain desired delivery center capacity utilization and remote delivery mix. If we are unable to dynamically adjust to changes in clients' demand forecasts, if our facilities and staff utilization rates are below expectations or if unexpected shifts in demand make it difficult to right size our real estate and staffing commitments quickly, our results of operations may be adversely affected.

Pricing of our services in our Digital business is contingent on our ability to accurately forecast the level of effort necessary to deliver our services, which is sometimes dependent on information that can be inaccurate or developments outside of our control. Errors in our level of effort estimations or inefficiencies of our staff could yield lower profit margins or cause projects to become unprofitable, resulting in adverse impacts on our results of operations.

If we cannot recruit and retain qualified employees to respond to client demands at the right price point, our business will be adversely affected

Our business is labor intensive and our ability to recruit, train, and retain employees with the right skills, at the right price point, and in the timeframe required by our client and project schedule commitments is critical to achieving our financial objectives. Demand for qualified personnel with multi-lingual capabilities and fluency in English may exceed supply. Demand for highly skilled technical staff with experience that reflects emerging technologies can also be limited. While we invest in employee retention, our industry is known for high employee turnover, and we are continuously recruiting and training replacement staff.

We sign multi-year client contracts that are priced based on prevailing labor rates in jurisdictions where we deliver services. In the United States, however, our Engage business is confronted with a patchwork of ever-changing minimum wage, mandatory time off, paid medical leave, and rest and meal break laws at the state and local levels. As these jurisdiction-specific laws change with little notice or grace period for transition, we often have no opportunity to adjust how we do business or pass cost increases to our clients.

Inflationary wage pressures in many jurisdictions where we hire to support our customer care business may continue to make it difficult for us to meet our contractual commitments on multi-year client contracts that do not have wage escalation provisions or may make such contracts not profitable. Compensation pressure to retain technology savvy talent may impact our cost of delivery and impact margins in our professional services contracts.

Our employees may fail to adhere to our operational controls or may engage in fraud, which could subject us to liability and negatively impact our client relationships and reputation

We depend on our employees to follow strict processes and controls when delivering services to our clients and their customers. Although we believe our controls are effective and our employees are trained in their responsibilities before they have access to our and our clients' environments and data, when managing an employee population of approximately 52,000 in dozens of countries around the globe, we cannot prevent all misconduct. When our employees disregard or intentionally breach our or our client's established controls, acting alone or in collusion with others, we are responsible to our clients for the resulting impacts, and could be subject to significant liability, fines, and penalties that could impact our financial performance and our reputation.

Unauthorized access to and/or disclosure of sensitive or confidential information of our clients or their customers, other losses resulting from acts or failure to act by our employees and our failure to quickly detect and deter negligence, fraud, criminal activity or other misconduct could lead to negative publicity and damage to our reputation, loss of our clients' trust, contractual and regulatory liability, loss of business and market share, impacting results of our operations and financial condition.

Long sales cycles in certain parts of our business can lead to long lead times before we receive revenue

We often face a long selling cycle to secure contracts with new clients or contracts for new lines of business with existing clients. When we are successful in securing a new client engagement, it often starts with small volumes and the prospect of growing over time. New client engagements are generally followed by a long implementation period when clients must give notice to incumbent service providers or transfer in-house operations to us. There may also be a long ramp-up period before we commence our services, and under most of our contracts we receive no revenue until we start performing the work. Prolonged ramp-ups require investment that may not be recovered until future performance periods. If we are not successful in winning work after a prolonged sales cycle, or in maintaining the contractual relationship for a period of time necessary to offset new project investment costs and appropriate return on that investment, the investments we make into onboarding new clients may have a material adverse effect on our results of operations.

Our growth strategy includes further expansion of our offerings to public sector clients. The procurement process for government entities is generally longer than contracting in the private sector, including upfront investment to position for opportunities and respond to requests for proposal. If we are unable to manage our public sector business development effectively and are not successful in winning and renewing that work, despite the investments we make, our public sector work could adversely impact our profitability and results of operations.

Our efforts at cost containment while expanding our offerings in a highly competitive environment could strain our resources and negatively impact our business

We plan to continue growing our business through the growth of clients' wallet share, increased sales efforts, and new technology offerings, while maintaining tight controls on our expenses and overhead. Lean overhead functions combined with growth targets may place a strain on our management systems, infrastructure, and resources, resulting in internal control failures, missed opportunities, and staff attrition. If we fail to manage our growth and cost containment measures effectively, our business, financial condition, and results of operations could be adversely affected.

If we are unable to maintain a geographically diverse footprint, our profitability may be adversely affected

Our business is labor-intensive and therefore cost of wages, benefits, and related taxes constitute a large component of our operating expenses. Our growth is, therefore, dependent upon our ability to maintain and expand our operations in cost-effective locations, in and outside of the United States.

Our clients often dictate locations from where they wish for us to serve their customers, such as "near shore" jurisdictions located in close proximity to the clients' U.S.-based headquarter locations, or in specific locations around the globe. There is no assurance that we will be able to effectively launch operations in jurisdictions which meet our cost, labor availability, and security standards. Our inability to expand our operations to such locations, however, may impact our ability to secure new clients and additional business from existing clients, and could adversely affect our growth and results of operations.

The current outsourcing trend may not continue and the prices that clients are willing to pay for the services may diminish, adversely affecting our business

Our growth depends, in large part, on the willingness of clients to outsource customer care and management services. There can be no assurance that the customer care outsourcing trend will continue and clients may elect to perform these services in-house or rely on emerging technologies for some of the services they currently outsource to us. Reduction in demand for our services and increased competition from other providers, technologies and in-house alternatives could create pricing pressures and excess capacity in the market that would have an adverse effect on our business, financial condition, and results of operations.

Our business can be disproportionately adversely impacted by events outside of our control that impact our clients, such as economic conditions, geopolitical tensions, and outbreaks of infectious diseases

Global economic conditions, geopolitical instability, concerns with cybersecurity and technology innovation may lead to reduction in demand for our services and increased pressure on revenue and profit margins. Our business volumes are impacted by consumer sentiment, and the current inflationary pressures are impacting consumer demand for some of our clients' products and services, which can have direct impact on the demand for our offerings. The cost increases of our services due to growing labor and cybersecurity costs, social pressures on our clients to utilize their own staff for services, instead of laying off employees, while outsourcing work and evolving technologies that enable effective self-service may cause clients to bring the previously outsourced services in-house or to eliminate some of the previously outsourced service volumes by encouraging customer independence through self-service.

Current geopolitical tensions could continue to escalate, which could have unpredictable consequences on our business. For example, our business could be negatively affected by regional escalation of the Gaza Israeli conflict and other escalations in the Middle East, including Iranian strikes on U.S. targets, may impact our operations in Africa; continuing tensions with China could impact our delivery centers in the Asia-Pacific region, especially in the Philippines; ongoing tensions between India and Pakistan can impact our operations in the Indian provinces near the Pakistani border, and the tariff wars and anti-immigration rhetoric may impact our operations in Canada, Mexico or South Africa. Natural disasters in locations where we have employees and operations, like the Philippines, Mexico, and the east, west and gulf coasts of the United States, can also have significant negative impacts on our ability to deliver services and our reputation for stable service delivery. Finally, widespread outbreaks of infectious diseases, like the COVID-19 pandemic, would impact our global operations, our delivery capabilities and our clients' demand for services.

We routinely consider strategic mergers, acquisitions and business combination transactions and may enter into such transactions at any time; and such transactions may negatively impact our business and create unanticipated risks

We continuously analyze strategic opportunities that we believe could provide value for our stockholders, and have potential acquisitions, divestitures, and business combinations in various stages of active review. There can be no assurances, however, that we will be able to identify strategic transaction opportunities that complement our strategy and are available at valuation levels accretive to our business, or that our banking partners would consent to such transactions under the terms of our credit facility. Even if we are successful in identifying and executing these transactions, they may subject our business to risks that could impact our results of operation, including:

- Inability to integrate acquired companies effectively and realize anticipated acquisition benefits;
- Diversion of management's attention to the integration of the acquired businesses at the expense of delivering results for the legacy business;
- Inability to appropriately scale critical resources to support the business of the expanded enterprise;
- Inability to retain key employees of the acquired businesses and/or inability of such key employees to be effective as part of our operations;
- Impact of liabilities, compliance failures, or ethical issues of the acquired businesses that were not discovered or were underestimated as part of the acquisition due diligence;
- Failure to realize anticipated growth opportunities from a combined business, because existing and potential clients may be unwilling to consolidate with a single service provider or to stay with the acquirer post-acquisition;
- Impacts of cash on hand and debt incurred to finance acquisitions, thus reducing liquidity for other significant strategic objectives;
- Inadequate or ineffective internal controls, disclosure controls, corruption prevention policies, human resources and other key policies and practices of the acquired companies; and
- Reduced revenue and income and resultant stock price impact due to divestiture transactions.

While we consider these transactions to improve our business, financial results, and shareholder value over time, there can be no assurance that our goals will be realized.

<u>Risks Related to Our Financial Operations</u>

Our leverage and debt service obligations may adversely affect our business and financial condition

As of December 31, 2024, we had $975.0 million of borrowings outstanding and a maximum borrowing capacity of up to $1.2 billion in the aggregate under our credit facility.

Our indebtedness and financial covenants under our credit facility could have adverse consequences on our business and financial condition, including:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;
- exposing us to increased interest expense;
- limiting our ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions and general corporate expenditures or other purposes;
- limiting our ability to pay dividends and make other distributions;
- increasing our vulnerability to adverse economic, industry or competitive developments; and
- placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Our ability to satisfy our debt obligations will depend on our future performance, which will be affected by financial, business, economic and other factors. Furthermore, our operations may not generate sufficient cash flows to enable us to service our debt and satisfy our other obligations. As a result, we may need to enter into additional financing arrangements to obtain the necessary funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt and the lenders could declare such debt due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to customary financial and operating restrictions built into our credit agreement

Our credit agreement includes a number of financial and operating restrictions. For example, our credit agreement requires us to meet financial ratios, including leverage ratios and an interest coverage ratio, among others. In 2024, we amended our credit facility to increase the net leverage ratio covenant to up to 5.15 to 1 and the minimum interest coverage ratio to not less than 2.00 to 1, for a period through the quarter ending March 31, 2026 (the covenant adjustment period), with such levels gradually becoming more restrictive during subsequent quarters of the covenant adjustment period and reduced the total lenders' commitment from $1.5 billion to $1.2 billion. For more information, see "Management's Discussion and Analysis of financial Condition and Results of Operations – Liquidity and Capital Resources".

Our credit agreement also contains provisions that restrict our ability to, among other things, create liens on our assets; dispose of assets; engage in mergers or consolidations, and pay dividends or to make other distributions to our stockholders, or repurchase shares of our common stock. These provisions may competitively disadvantage us relative to other companies, and adversely impact our ability to conduct our business. Potential important opportunities or transactions, such as significant acquisitions, may require the consent of our lenders. In addition, our failure to comply with these covenants could result in a default under the credit agreement.

Our profitability could suffer if our cost-management strategies are unsuccessful

Our ability to improve or maintain our profitability is dependent on our continuous management of our costs. Our cost management strategies include optimizing the alignment between the demand for our services and our resource capacity, including our delivery centers' utilization; investment in our remote work environment; the costs of service delivery; sales and general and administrative costs as a percentage of revenues; offshoring of certain corporate functions; and the use of automation for standard tasks.

For example, in 2024, we instituted several cost reduction measures specifically focused on reducing our overhead costs and certain costs in operations to more closely align them to our changing revenue and profitability metrics. Our ongoing cost management measures must be balanced against the need for investment to support our growth and address technology transformation in our business and increasing cybersecurity threats. The cost management measures are also being impacted by inflationary pressures in the economies where we do business. If we are not effective in managing our operating and administrative costs in response to changes in demand and pricing for our services, or if we manage our costs at the expense of investments necessary to grow and protect our business, or if we are unable to absorb or pass on to our clients the increases in our costs of operations, our results of operations could be materially adversely affected.

Inflation and changes in the cost or availability of labor, telecommunication services, energy, and other operational necessities could adversely affect our results of operations

We have experienced increases in labor costs due primarily to inflationary pressures but also due to the competition for labor with certain specializations. Inflation is also causing notable increases in some of our other critical operating costs. Many of our long-term contracts do not allow for escalation of fees as our operating costs increase; and those that do allow for escalations do not always provide for rate increases comparable to cost increases that we are experiencing now and are likely to experience in the future. There is no assurance that we will be able to fully offset cost increases through cost management or price increases, especially given the current highly competitive environment in our industry. Our clients are also experiencing economic pressures and when faced with cost increases from us, may take over the delivery of the services we historically performed for them or engage less expensive providers. If we are not able to increase our pricing or otherwise offset our increased costs while maintaining our market share, our operating results and profitability could be adversely affected.

Our results of operations may be adversely impacted by foreign currency exchange rate risk

Many contracts that we service from delivery centers or with remote employees that are based outside of the United States are typically priced, invoiced, and paid in U.S. and Australian dollars, British pounds, or Euros, while the costs incurred to deliver these services are incurred in the functional currencies of the country of operations. The fluctuations between the currencies of the contract and operating currencies present foreign currency exchange risks. Furthermore, because our financial statements are denominated in U.S. dollars, and approximately 15% of our revenue is derived from contracts denominated in other currencies, our results of operations could be adversely affected if the U.S. dollar strengthens significantly against foreign currencies.

While we hedge at various levels against the effect of exchange rate fluctuations, we can provide no assurance that we will be able to continue to successfully manage this foreign currency exchange risk and avoid adverse impacts on our business, financial condition, and results of operations.

Contract terms typical in our industry can lead to volatility in our revenue and profitability

Many of our Engage business contracts require clients to provide monthly forecasts of volumes, but no guaranteed or minimum volumes or revenue levels. Such forecasts vary from month to month, which can impact our staff and space utilizations, our cost structure, and our profitability.

Many of our contracts, although long term, have termination for convenience clauses with short notice periods and no guarantees of minimum revenue levels or profitability, which could have a material adverse effect on our results of operation if clients terminate a contract or materially reduce customer interaction volumes on short notice.

We may not always be able to offset increased costs of delivery with increased contract revenue under long-term contracts. The pricing and other terms of our client contracts, particularly in our long-term service agreements, are based on estimates and assumptions we make at contract inception. These estimates reflect the best information available at the time with respect to the nature of the engagement and our expected costs to provide the contracted services, but these expectations could differ from actual results, especially during inflationary periods and competitive pressures.

Not all our contracts allow for escalation of fees as our cost of operations increases. Moreover, those that do allow for such escalations do not always allow increases at rates comparable to the increases that we experience due to rising minimum wage mandates, related payroll cost increases, increased technology and security costs, and the increasing costs of evolving regulatory requirements. If and to the extent we do not negotiate long-term contract terms that provide for fee adjustments to reflect increases in our cost of service, our business, financial conditions, and results of operations could be materially impacted.

We provide service level commitments to certain customers. If we do not meet these contractual commitments, we could be subject to penalties, credits, refunds or contract termination, which could adversely affect our revenue and harm our reputation.

Broad indemnification obligations and no or very high limitations of liability required in some of our contracts for losses or damages outside of our control that can be tied indirectly to our services may make some of our contracts unprofitable and may materially impact our results of operations.

The trend of clients seeking to transfer growing risks related to cybersecurity, data privacy and emerging technologies to service providers could significantly impact our operations and profitability

We often provide services in the clients' and not in our information technology environments, and security and data privacy incidents that clients experience may have many causes and many contributory factors, most of which are unrelated to our activities or involve situations that we cannot control or mitigate. Yet, clients are increasingly seeking for service providers, like us, to accept unlimited liability for incidents that we did not cause but which our errors or omissions may have contributed to, in part. While clients expect the inclusion of emerging technologies, including AI, in our services offerings, they often are not positioned to nor wish to mitigate or assume responsibility for the often uncertain risks associated with such technologies, expecting us to assume that risk. Potential liability and related cost in connection with these risk transfers are often unpredictable, cannot be easily quantified or priced, and cannot always be insured. If we are unable to negotiate reasonable contractual terms with our clients where liabilities for our services are reasonably allocated to events that we can impact, control or mitigate, we may have to decline business opportunities or incur significant liability that would have impact on our results of operations.

Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could adversely affect our business

We are subject to income taxes in the United States and in certain foreign jurisdictions where we operate or where clients benefit from our services. Increases in income tax rates or other changes in income tax laws could reduce our after-tax income from the relevant jurisdictions and could adversely affect our business, financial condition or results of operations. Our operations outside the United States generate a significant portion of our income, and many of the other countries where we have significant operations have recently made or are actively considering changes to existing tax laws that could significantly impact how U.S. multinational corporations are taxed on foreign earnings.

The Trump administration and many European governments have called for changes to fiscal and tax policies, which may include comprehensive tax reform. Many of these proposed changes to the taxation of our activities, if enacted, could increase our effective tax rate or adversely affect our business, financial condition, or results of operations.

There are no assurances that we will be able to implement effective tax planning strategies that are necessary to optimize our tax position following changes in tax laws globally. If we are unable to implement a cost-effective contracting structure and other changes in how we do business to mitigate these changes, our effective tax rate and our results of operations would be impacted.

Our ability to use our net operating losses or U.S. federal tax credits to offset future taxable income may be subject to certain limitations.

If our transfer pricing arrangements are ineffective, our tax liability may increase

Transfer pricing regulations in the United States, Australia, India, Mexico, the Netherlands, the Philippines, and other countries where we operate, require that cross-border transactions between affiliates be on arm's-length terms. We carefully consider pricing for operations delivery, marketing, sales, and other services among our domestic and foreign subsidiaries to assure that they are at arm's-length. If tax authorities determine that the transfer prices and terms that we have applied are not appropriate, our tax liability may increase, including accrued interest and penalties, thereby impacting our profitability and cash flows, and potentially resulting in a material adverse effect to our operations, effective tax rate and financial condition.

We have incurred, and may in the future incur, impairments to goodwill, long-lived assets or strategic investments, which impacts our financial results of operations

As a result of past acquisitions, as of December 31, 2024, we have approximately $571.2 million of goodwill and $164.8 million of intangible assets included on our Consolidated Balance Sheet. We review our goodwill and intangible assets for impairment at least once annually, and more often when events or changes in circumstances indicate the carrying value may not be recoverable. We perform an assessment of qualitative and quantitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of the goodwill or intangible asset is less than its carrying amount. In the event that the book value of goodwill or intangible asset is impaired, such impairment would be charged to earnings in the period when such impairment is determined. We have recorded goodwill and intangible impairments in the past, and there can be no assurance that we will not incur impairment charges in the future, which could have material adverse effects on our financial condition or results of operations.

Risks Related to Our Use of Technology and Third-Party Services

A disruption to our information technology systems could adversely affect our business and reputation

Our business relies extensively on cloud and on-premises technology platforms to serve our clients and to conduct our business. These information technology systems are complex and may, from time to time, get damaged or be subject to performance interruptions from power outages, telecommunications failures, cybersecurity failures and malicious attacks, or other catastrophic events. They may also have design defects, configuration or coding errors, and other vulnerabilities that may be difficult to detect or correct, and which may be outside of our control. If the Company's information technology systems fail to function properly, the Company could incur substantial repair, recovery or replacement costs and experience data loss and significant liability for disruption of clients' operations, all or any of which could result in material impediments to our ability to conduct business and would damage the market's perception of the reliability and stability of the Company and our service offerings.

In addition, an information system disruption could result in us failing to meet our contractual performance standards and obligations, which could subject us to liability, penalties, and contract termination. It also may impact our ability to timely report our results of operations impairing our ability to meet our financial disclosure obligations as a public company. Any of these events or a combination of several may adversely affect our reputation and financial results.

Cyberattacks, cyber fraud, and unauthorized data access could harm us or our clients and result in liability, and could adversely affect our business and results of operations

Cyberattacks. Our business involves the use, storage, and transmission of clients', their customers', and our employees' information. We also monitor and support information technology systems for certain clients through cloud-based and on-client-premises managed services model. While we believe we take reasonable security measures to prevent unauthorized access to our information technology systems and to our clients' systems, and to protect the privacy of personal and proprietary information that we access and store, our security controls over our systems have not prevented in the past and may not prevent in the future improper access to these systems or unauthorized disclosure of this information. Such unauthorized access or disclosure could subject, and in the past has subjected us to significant liability under relevant laws, our contracts, and our licenses to perform certain regulated services; and could harm our reputation, resulting in material impacts to our results of operations, loss of future revenue and business opportunities. These risks may further increase as our business model now relies on a higher percentage of work delivered from home, in addition to our traditional delivery center model. The risks may also increase, as we expand geographically into new locations, where cybersecurity is difficult to assure.

In recent years, there have been an increasing number of high-profile security breaches at companies and government agencies, when hackers, cyber criminals and state actors launch a broad range of ransomware, data exfiltration, and other cyberattacks targeting information technology systems. Information security breaches, computer viruses, service interruption, loss of business data, DDoS (distributed denial of service) attacks, ransomware and other cyberattacks on any of our systems or on our clients' systems, through our channels, have and in the future could disrupt our normal operations, our cloud platform digital offerings, our clients' on-premise managed service offerings, and our corporate functions, impeding our ability to provide critical services to our clients and financial reporting of our results of operations. Techniques used by cyber criminals to obtain unauthorized access, disable or degrade services, or sabotage systems evolve frequently and may not immediately be detected, and we may be unable to implement adequate preventative measures.

As we previously reported, in 2021, we experienced two significant cybersecurity incidents. One involved a global supply chain compromise that impacted thousands of companies worldwide, including a TTEC Digital subsidiary and its managed services clients. Another involved a ransomware attack that temporarily disrupted a portion of the TTEC Engage business. Although neither of these incidents resulted in material impact on our results of operations in 2021, there can be no assurances that future cybersecurity incidents, which are unavoidable, would not have material impact on our results of operations. Following these cybersecurity incidents, we have made and continue to make significant investments to enhance our information technology environment, but we, like many other companies, continue to be attacked by cybercriminals and there can be no assurances that investments made to date and the investments planned to be made in the future would be sufficient to mitigate these ongoing attacks or to prevent material impact from future cybersecurity incidents.

Cybersecurity events may have cascading effects that unfold over time and result in additional costs, including costs associated with investigations, government enforcement actions, regulatory inquiries, fines and penalties, contractual claims, litigation, financial judgement or settlements in excess of insurance, disputes with insurance carriers concerning coverage and the availability of cyber insurance in the future, loss of clients' trust, future business cancelations and other losses. Any client perceptions that our systems or the information system environments that we support for our clients are not sufficiently secure could result in a material loss of business and revenue and could damage our reputation and competitiveness.

Cyber fraud. As others, we are experiencing an increase in frequency of cyber fraud attempts, including phishing and smishing attempts, and so-called "social engineering" or "deep fake" attacks, which typically seek unauthorized access into the environment, money transfers or unauthorized information disclosure. We train our employees to recognize these attacks and have implemented proactive risk mitigation measures to curb them. There are no assurances, however, that these attacks, which are growing in sophistication and frequency, would not deceive our employees, resulting in a material loss and impacts to our operations and corporate functions.

While we believe we have taken reasonable measures to protect our systems and processes from unauthorized intrusions and cyber fraud, we cannot be certain that advances in cybercriminal capabilities, discovery of new system vulnerabilities, and attempts to exploit such vulnerabilities will not compromise or breach the technologies protecting our systems and the information that we manage and control, which could result in damage to our systems, our reputation, and our profitability.

Significant interruptions in communication and utility services provided to us by third-party vendors could adversely impact our business

Our business is dependent on third parties for communications services, information technology systems, access to cloud networks, electric and other domestic and foreign third-party utility service providers. Any disruption of these services could adversely affect our business. We have taken steps to mitigate our exposure to service disruptions through procurement rigor in how we select these partners and by investing in multi-layered redundancies, but there can be no assurances that the mitigation strategies and redundancies we have in place would be sufficient to maintain operations without disruptions, especially as we deliver more services remotely, because conventional redundancy strategies are less effective in work from home environments.

Use of AI technology in our offerings could result in liability and harm to our reputation

We are increasingly incorporating AI technologies into our business and stood-up governance and controls for their use that we deem to be reasonable and appropriate. As with many disruptive technologies, however, AI presents risks and unintended consequences that could affect its adoption. Social, ethical and evolving regulatory issues related to the use of AI in our offerings may result in liability, business interruption and reputational harm that could materially impact our results of operations.

Most AI solutions are evolving and are not infallible, and issues with data sourcing, technology integration, decision-making bias of AI algorithms, security challenges, protection of privacy for personal identifiable information, content labeling and acceptable use governance continues to evolve. While efforts are being made to deploy AI responsibly with appropriate controls, our ability to do so effectively cannot be guaranteed. If our solutions incorporating AI are flawed, they may cause harm to our clients or their customers and could impact our reputation and results of operations.

Our growing reliance on third parties for data, software, cloud and SaaS services could adversely impact our business

As we continue to transition and consolidate our information technology and data repositories from on premises IT and data centers controlled by us to public cloud and SaaS providers, and as we increase our reliance on third-party software providers, the vulnerability of our business to the reliability of these third parties is increasing. We have taken steps to mitigate our exposure to service disruptions from these third-party providers but there can be no assurance that these service providers can maintain security, confidentiality, availability and integrity of products and services on which we rely. The failures of these third parties to meet their service level commitments to us because of cybersecurity or data breaches, inadequate information technology infrastructure, insufficient updates to software, non-conformance to servicing standards and other reasons for their business operations' disruption can damage our reputation and cause financial losses to us, impacting our results of operations.

Our agreements with third-party technology and software providers often have limitations of liability that do not fully protect us against liability to our clients nor against costs of business interruption that we may incur due to the technology failures.

Risks Related to Legal and Regulatory Matters that Impact Our Business

Our financial results may be affected by changes in laws and regulations that impact our business and by our failure to comply with such requirements

Our business is subject to extensive, and at times conflicting, regulations by the U.S. federal, state, local, foreign national, and provincial authorities relating to sensitive client and customer data, data privacy, customer communications, and telemarketing practices; licensed healthcare, financial services, collections, insurance, and gaming/gambling support activities; trade restrictions and sanctions, tariffs, import/export controls; taxation; labor regulations, mandatory healthcare and wellness regulations, wages, breaks and severance regulations; health and safety regulations; disclosure obligations; and immigration laws, among other areas.

As we provide services to clients' customers residing in countries where we do not have in-country operations or if we use telecommunication channels and airways in countries where we do not have physical presence, we may also be subject to laws and regulations of these countries. Costs and complexity of compliance with existing and future regulations that could apply to our business may adversely affect our profitability; and if we fail to comply with these mandates, we could be subject to contractual, civil and even criminal liability, monetary damages and fines. Enforcement actions by regulatory agencies could also materially increase our costs of operations and impact our ability to serve our clients.

Adverse changes in laws or regulations that impact our business may negatively affect the sale of our services, slow the growth of our operations, or mandate changes to how we deliver our services, including our ability to use and how we use offshore resources. These changes could threaten our ability to continue to serve certain markets.

Uncertainty and inconsistency in privacy and data protection laws relevant to our business, the high cost of compliance with such laws, and the failure to comply with related contractual obligations may impact our ability to deliver services profitably

During the last several years, there has been a significant increase in data protection and privacy regulations and enforcement activity in many jurisdictions where we and our clients do business. These regulations are often complex and at times they impose conflicting requirements among different jurisdictions that we serve. For example, the European Union's General Data Protection Regulation (GDPR) imposes data protection requirements for controllers and processers of personally identifiable information collected in Europe, while the California Consumer Privacy Protection Act (CCPA), and other similar acts in other U.S. states imposed similar regulations protecting state residents with a different reach. The recently adopted European Union AI Act, the requirements of which are not yet fully tested, may also apply to our services. We are also subject to the terms of our privacy policies and client contractual obligations related to privacy, data protection, and information security. There is an increased focus on automated processing and services delivered with the use of AI and GenAI tools that may lead to increased regulatory oversight and restrictions that could have an impact on our business.

The scope of these laws, regulations and policies is subject to differing interpretations, and may be inconsistent among, or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these varied obligations may be interpreted and applied in a manner that currently we do not anticipate or that they are inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Failure to comply with all privacy, data protection and cybersecurity laws and regulations that are relevant to different parts of our business have resulted in, and may result in future legal claims, significant fines, sanctions, or penalties, or loss of licenses; and may increase our cost of operations, make it difficult for us to secure business or efficiently serve our clients. Compliance with these evolving regulations requires significant investment which impacts our financial results of operations.

Well publicized security breaches have led to enhanced government and regulatory scrutiny of the measures being taken by companies to protect against cyberattacks and have resulted in heightened cybersecurity requirements, including additional regulatory expectations and the oversight of vendor activity for licensed service providers, and service providers to public sector clients. Unauthorized disclosure of sensitive or confidential client, their customers', and our employees' data, whether through third party breach of our systems or due to negligence or intentional acts of insiders, has exposed us in the past and could expose us in the future to costly litigation and regulatory enforcement. It could also impact our reputation and cause us to lose clients, which could adversely affect our financial condition and results of operations.

Wage and hour and ERISA fiduciary class action lawsuits can expose us to costly litigation and damage our reputation

The customer care business process outsourcing industry in the United States is a target of plaintiffs' law firms that specialize in wage and hour class action lawsuits against large employers by soliciting potential plaintiffs (current and former employees) with billboard and social media advertising. Similar law firms also target companies that offer health, welfare and deferred income retirement plans (known as 401K plans) subject to ERISA regulations to large employee populations that could result in large classes of potential plaintiffs. These plaintiffs' law firms seek large settlements based entirely on the number of potential plaintiffs in a class, whether or not there is any basis for the claims that they make on behalf of these potential plaintiffs, most of whom do not believe themselves to be aggrieved nor seek recourse until solicited. The cost of defending these large class action lawsuits has been and will continue to be significant. Because we hire large numbers of employees in the United States and our industry has large turnover, the potential size of plaintiffs' classes in these wage and hour and ERISA lawsuits can be considerable, creating potential material risks to the cost of our operations. As we continue to hire more employees in the United States, and grow our operations in California, where the number of wage and hour and ERISA class action lawsuits is larger than in many other states combined and where verdicts in these lawsuits are very large, our results of operations may be materially impacted by these lawsuits.

The growing use of AI in our offerings and evolving uncertainty of regulatory environments impacting such offerings may affect our costs of doing business and reputation

Regulations on the use of AI technologies are rapidly evolving across jurisdictions where we do business. The uncertainty and inconsistencies of these evolving regulatory environments may increase costs, and our liability related to our use of AI and the use of AI by our clients. While we have taken a responsible approach to how AI is included in our offerings and in our business, there can be no assurances that future AI regulations would not adversely impact us or conflict with our approach to AI, including affecting our ability to offer AI in our service offerings without costly investments in modifications to our offerings and additional compliance requirements, impacting our results of operations or our reputation.

Challenges in protecting our intellectual property and its infringement by others may adversely impact our ability to innovate and compete

Our intellectual property may not always receive favorable treatment from the United States Patent and Trademark Office, the European Patent Office, or similar foreign intellectual property adjudication and registration agencies; and our "patent pending" intellectual property may not receive a patent or may be subject to prior art limitations. Our trademarks may be challenged, and have been challenged, by others with similar marks.

The lack of an effective legal system in certain countries where we do business or lack of commitment to protection of intellectual property rights, may prevent us from being able to defend our intellectual property and related technology against infringement by others, leading to a material adverse effect on our business, results of operations and financial condition.

As our reliance on technology for services that we provide increases, so is the risk of infringement or claims of infringement of intellectual property rights of others. If we are not successful in defending against such claims, our results of operations may be impacted.

Our inability to timely secure or maintain licensing required to perform certain of our regulated services may significantly impact our results of operations

Some of the services we provide for our healthcare, financial services, gaming, and other highly regulated clients require for some of our legal entities, directors and officers of these entities, and employees who perform the services to be licensed by authorities that oversee these regulated activities. These licensing requirements vary among jurisdictions where we provide services; and the ongoing compliance requirements to maintain and renew these licenses also change often. Our ability to maintain these licenses and to comply with various evolving regulations that underpin the licensing requirements depends on many factors, not all of which we control; and the cost of this compliance can be significant. Failure to comply with all regulations in one jurisdiction may impact our licensing status with regulators in other jurisdictions. Our ability to secure and maintain these licenses and to do so timely cannot always be assured and depends on many factors, some of which we cannot control. If we are unable to maintain these licenses, if we fail to comply with ever evolving regulations in all the jurisdictions where we deliver regulated services, or if we are unable to meet the regulatory requirements, we may lose significant business opportunities or breach ongoing contractual obligations, which could have material adverse impact on our results of operations.

Risks Related to Our Operations Outside of the United States

We face special risks associated with international operations

An important component of our business strategy is our global delivery model and our continuous international expansion. In 2024, we derived approximately 34% of our revenue from operations outside of the United States. We deliver services to clients from 22 countries on six continents. Conducting business outside of the United States and in many global locations at the same time is subject to a variety of risks, including:

- inconsistent regulations, licensing requirements, prescriptive labor rules, corrupt business practices, restrictive export control and immigration laws, which may result in inadvertent violation of laws that we may not be able to immediately detect or correct; and which may increase our cost of operations as we endeavor to comply with laws that differ from one country to another;
- uncertainty of tax regulations in countries where we do business may affect our costs of operation;

- longer payment cycles could impact our cash flows and results of operations;
- political and economic instability, and unexpected changes in regulatory regimes could adversely affect our ability to deliver services and our ability to repatriate cash;
- unanticipated changes in global alliances due to evolving international trade agendas of elected leaders in the U.S. and elsewhere, among other factors, may impact our operations and financial results if we are unable to operate in locations where we deliver services under existing contracts;
- currency exchange rate fluctuations and restrictions on currency movement or negative tax consequences triggered by such movement could adversely affect our results of operations, if we are forced to maintain assets in currencies other than U.S. dollars, while our financial results are reported in U.S. dollars; and if we are forced to maintain assets in currencies other than those that we use for payment of our operating expenses;
- infrastructure challenges and lack of sophisticated disaster and pandemic preparedness in some countries where we do business may impact our service delivery; and
- armed conflicts, terrorist attacks or civil unrest in some of the regions where we do business, and the resulting need for enhanced security measures may impact our ability to deliver services, threaten the safety of our employees, and increase our costs of operations.

While we monitor and endeavor to mitigate in a timely manner the relevant regulatory, geopolitical, and other risks related to our operations outside of the United States, we cannot assess with certainty what impact such risks are likely to have over time on our business, and we can provide no assurance that we will always be able to adapt to these changes quickly enough or mitigate these risks successfully and avoid adverse impact on our business and results of operations.

Our delivery model involves geographic concentration outside of the United States, exposing us to significant operational risks

Our business model is dependent on our ability to locate a significant portion of our delivery and overhead functions in low-cost jurisdictions around the globe. Our dependence on our delivery centers and corporate support functions in areas subject to frequent severe weather, natural disasters, health and security threats, and arbitrary government actions represents a particular risk. Natural disasters (floods, winds, and earthquakes), terrorist attacks, pandemics, large-scale utilities outages, telecommunication and transportation disruptions, labor or political unrest, and restriction on repatriation of funds at some of the locations where we do business may interrupt or limit our ability to operate or may increase our costs. Our business continuity and disaster recovery plans, while extensive, may not always be effective, particularly if catastrophic events occur; and business interruption insurance that we procure to address some of these risks may not always be available or may not be affordable.

For these and other reasons, our geographic concentration in locations outside of the United States, especially in the Philippines, India, Mexico, Bulgaria, and South Africa, could result in a material adverse effect on our business, financial condition and results of operations.

We may face new risks as we expand into countries where we have no prior experience

Our clients demand service providers who can support them anywhere in the world and sometimes, to maintain competitiveness, we must establish new operations, quickly, in countries where we previously have not done business. New market entry is fraught with operational, security, regulatory compliance, safety, and corruption risks, and these risks are exacerbated when new operations are launched quickly. We have experience in new market entry around the globe, but there can be no assurance that new operations in new countries would not result in financial losses, operational instability and reputational impact. If we elect not to follow our clients to markets where they wish to have services, we may lose lucrative contracts, including contracts in multiple jurisdictions where we have experience, or to competitors who are already established in the markets new to us, which would impact our financial results of operations.

Risks Related to Ownership of Our Common Stock

The non-binding proposal from our founder, Chairman, and Chief Executive Officer to take the Company private and our Board's evaluation of the proposal may result in a material impact on the Company and the value of its stock.

As disclosed under "Part I, Item 1. Business - Recent Developments" in September 2024, our Board of Directors received an unsolicited non-binding proposal from our founder, Chairman, and Chief Executive Officer to take the Company private (a "Take Private Transaction,") and established Special Committee to evaluate the proposal.

There can be no assurance that a Take Private Transaction will occur. The original take private proposal was non-binding and conditioned on securing financing, the approval of the Board of Directors, and a favorable vote by the majority of the shareholders not affiliated with Mr. Tuchman. There can be no assurance that Mr. Tuchman will update his original proposal with binding terms that would, after evaluation and negotiations, be supported by the Special Committee. There also can be no assurance that our Board of Directors would recommend the proposal to TTEC shareholders, nor is there any assurance that the majority of TTEC shareholders not affiliated with Mr. Tuchman would vote in favor of the Take Private Transaction if recommended by the Board. The viability of a possible Take Private Transaction is also dependent on factors that may be beyond our control, including, among others, market conditions, industry trends, regulatory developments, and litigation.

The uncertainty surrounding a possible Take Private Transaction could adversely impact our business and cause our stock price to fluctuate significantly. Speculation regarding any developments or lack of progress related to a Take Private Transaction and perceived uncertainties related to our future has impacted and could continue to impact our ability to retain, attract, or strengthen our relationships with key personnel and other employees, and could impact our ability to retain, attract or strengthen our relationships with current and potential customers, suppliers and partners, which may cause them to terminate, or not renew or enter into, arrangements with us. The work required to support the exploration of a possible Take Private Transaction has diverted and is likely to continue to divert management's time and attention, which may impact the day-to-day business of the Company and its results of operations.

The uncertainty may also impact our stock price. The market price of our common stock may reflect various assumptions by our stockholders and potential stockholders as to whether or not the Take Private Transaction on the terms as proposed by Mr. Tuchman, or otherwise, will occur. The market price of our common stock has experienced and may continue to experience volatility as a result of changing assumptions and uncertainties, independent of changes in our business, financial condition or prospects or changes in general market or economic conditions.

The expenses related to a possible Take Private Transaction are likely to be significant. We have incurred and will continue to incur significant costs in connection with the consideration of the possible Take Private Transaction. The fees related to the consideration of a Take Private Transaction could impact our results of operation, diverting our limited discretionary funds from investments or debt reduction efforts. The commencement of litigation regarding a possible Take Private Transaction or the termination of Mr. Tuchman's proposal could lead to further costs and other adverse effects on our business, financial condition and results of operations, as well as our stock price.

To the extent the exploration of a possible Take Private Transaction adversely affects our business, financial condition and results of operations, or the market price of our common stock, it may also have the effect of heightening many of the other risks described elsewhere in "Risk Factors".

The price and trading volumes of our common stock may fluctuate significantly due to many factors, some of which we cannot control

Our common stock trades on Nasdaq under the symbol "TTEC." In recent years, the market value of our stock has declined significantly due to many unrelated factors. Our results of operations directly impact the value of our stock, but many developments affecting the CX solutions industry in general, and not directly related to us or controlled by us, may also have a material impact on our stock value. For example, our stock value may be impacted by:

- the performance of others who offer similar services and how their performance is perceived by investors and analysts in comparison to our performance;
- changes in market valuations of similar companies;
- investors' perception about our industry in general, and about our business and our management team;
- general economic, industry and market conditions;
- acquisitions or consolidation in our industry;
- our capital structure, including the amount of our indebtedness and cost of serving that debt, as they compare to others in our industry;
- changes in key personnel;
- the depth and liquidity of the market for our common stock;
- fluctuations in currency exchange rates;
- our dividend policy as it compares to the dividend policies of other similar companies;
- the passage of adverse legislation or other regulatory developments in countries where we do business;
- the stock market fluctuations due to geopolitical events, energy prices or terrorist activities; and
- the impact of the factors referred to elsewhere in "Risk Factors."

Our stock value may also be impacted by financial projections that we provide to the public and whether these projections align with the expectations of our current investors, potential investors, and financial analysts who follow and comment on our stock. Any changes in our projections of our results of operations or our failure to meet or exceed these projections and the investors' and analysts' expectations about our results of operations could result in a material impact on our stock value.

While many of these factors impact the stock value of all companies in and outside of our industry, we may be more significantly impacted because of the relatively small trading volume of our shares.

There can be no assurance that we will resume paying dividends or repurchasing our shares or the cadence or levels of these activities

As part of the Company's broader strategy to prioritize debt reduction, in November 2024, our Board of Directors suspended the Company's semi-annual cash dividend, which had been previously declared regularly since 2015. The Board of Directors currently does not intend to reconsider that decision until after the Special Committee completes its consideration of a possible Take Private Transaction.

From time to time, in the past, the Company also repurchased its shares, as an alternative method of providing returns to our stockholders. TTEC Board's decisions regarding the payment of dividends or share repurchases are made in the best interest of all stockholders in compliance with relevant laws, and depend on many factors, including the Company's financial condition and earnings from operations; capital requirements for operation and technology investments and acquisitions; debt service obligations; market price of the shares; industry practice; legal and regulatory requirements; changes in U.S. federal, state, and international tax or corporate laws; covenant restrictions in the Company's credit facility; changes to our business model, and other factors that the Board may deem relevant.

Our dividend policy and share repurchase practices may change from time to time, and there are no assurances that the Company will restart the dividends or repurchase shares. The decision to suspend our dividend payments could have a negative impact on the price of our common stock.

Exclusive forum for dispute resolution in our bylaws could limit our stockholders' ability to obtain a favorable judicial forum for their disputes

Our bylaws designate Delaware's state courts as the exclusive forum for most disputes between us and our stockholders, including U.S. federal claims and derivative actions. We believe that this provision may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges who are particularly experienced in resolving corporate disputes, efficient administration of cases relative to other forums, and protection against the burdens of multi-forum litigation. This choice of forum provision does not have the effect of causing our stockholders to waive our obligation to comply with the federal securities laws.

This bylaw forum selection provision is not uncommon for companies incorporated in the State of Delaware, but it could limit our stockholders' ability to select a more favorable judicial forum for disputes with us, our directors, officers or other employees and may therefore discourage litigation. It is important to note, however, that our choice of forum provision would (i) not be enforceable with respect to any suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, and (ii) have uncertain enforceability with respect to claims under the Securities Act of 1933, as amended.

Delaware law and provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change in control of our Company, potentially depressing the price of our common stock

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our Company or changes in our management that the stockholders of our Company may deem advantageous. These provisions, among other things:

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;
- provide that special meetings of our stockholders may be called only by our Chairman, TTEC President or our board of directors;
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;
- permit the board of directors to establish the number of directors on our board; and
- provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our Company, as it imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

Our Chairman and Chief Executive Officer controls a majority of our stock and has control over matters requiring action by our stockholders; and his interest may conflict with the interests of our other stockholders

Kenneth D. Tuchman, our Chairman and Chief Executive Officer, directly and beneficially owns approximately 58% of our common stock. As a result, Mr. Tuchman could and does exercise significant influence and control over our business practices and strategy. He can elect all of the members of our board of directors, effect stockholder actions by written consent in lieu of stockholder meetings, and determine the outcome of almost any matter submitted to a vote of our stockholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the occurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on our common stock.

The interest of Mr. Tuchman may not always coincide with the interest of our other stockholders, and Mr. Tuchman may seek to cause the Company to take actions that might involve risks to our business or adversely affect us or our other stockholders. For example, Mr. Tuchman's control of TTEC could delay or prevent a change in control, merger, consolidation, or sale of all or substantially all our assets that our other stockholders support, or conversely, Mr. Tuchman's control could result in the consummation of a transaction that not all of our other stockholders support. As a controlling stockholder, Mr. Tuchman is generally entitled to vote his shares as he sees fit, which may not always be in the interest of our other stockholders. This concentrated control could also discourage investors from acquiring our common stock or initiating change of control transactions, which could depress the trading price of our common stock.

Our status as a "controlled company" could make our common stock less attractive to investors or otherwise harm our stock price

Because we qualify as a "controlled company" under the listing rules of the NASDAQ Stock Market, we are not required to have a majority of our board of directors be independent, nor are we required to have an independent compensation committee or an independent nominating committee of the board. While the Company has elected not to avail itself of these governance exceptions available to "controlled companies," in the future, the Company may elect to do so. Accordingly, because of our "controlled company" status, our other stockholders may not have the same protections that are available to stockholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies. Our status as a "controlled company" could make our common stock less attractive to some investors or otherwise harm our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy. The Company recognizes the critical importance of maintaining the trust and confidence of our clients, business partners, and employees, and has developed an information security program to address material risks from cybersecurity threats. We have implemented a cross-functional approach to preserving the overall integrity of the information that the Company collects and stores by identifying, preventing where possible, and mitigating cybersecurity threats, and responding to security incidents when they occur. We also maintain controls and procedures that enable prompt escalation of certain cybersecurity incidents so decisions about public disclosure and reporting of such incidents can be timely made.

The Company relies on a comprehensive Enterprise Risk Management ("ERM") program, which includes cybersecurity as an important component. Our cybersecurity program is focused on the following key areas:

Risk Assessment and Remedial Measures. The Company engages in periodic cybersecurity and technology resilience risk assessments based on methodology and guidance from a recognized national standards organization; and utilizes periodic risk-based analysis for adopting, maintaining and adjusting security controls to address such risks.

The following factors, among others, are considered by the Company in assessing its cybersecurity risks, mitigation, and remediation strategies: the likelihood and severity of risk; impact on the Company and others, if a risk materializes; feasibility and cost of controls; and impact of controls on operations and on others. The specific controls used by the Company vary based on the specific systems, but usually include firewalls, intrusion prevention and detection systems, anti-malware technical safeguards and access controls, endpoint threat detection and response (EDR), identity and access management (IAM), privileged access management (PAM), logging and monitoring using security information and event management (SIEM), multi-factor authentication (MFA), vulnerability and patch management, third-party dark web monitoring and threat-intelligence services.

The Company periodically tests its cybersecurity policies, standards, processes, and practices. The testing conducted by our in-house security teams includes audits, assessments, tabletop exercises, threat modeling, penetration testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company also regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness. Individual controls are evaluated and periodically improved through vulnerability assessments and cybersecurity threat intelligence. The Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

The Company's Chief Security Officer ("CSO") works collaboratively across the Company with other members of TTEC's leadership team to implement cybersecurity programs designed to protect the Company's information systems from cybersecurity threats and to promptly respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and respond to cybersecurity incidents.

Third-Party Risks. The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Business Continuity and Incident Response. The Company has established and maintains comprehensive business continuity, disaster recovery, and incident response plans that address the Company's response to cybersecurity incidents, among other events that require resilient response. We conduct periodic tabletop exercises and other testing of these plans to enhance incident response preparedness for potential disruption to technology we rely on in our business.

Education and Awareness. The Company requires employees to complete periodic mandatory training on cybersecurity threats to equip the Company's personnel with tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes, and practices.

Although the Company has confidence in the security measures and processes it deploys to protect its environment from cybersecurity threats, neither the Company nor the third parties it relies on may be able to fully, continuously, and effectively implement security controls as intended. As stated above, we utilize a risk-based approach and judgment to determine which security controls to implement, and it is possible we may not implement appropriate controls if we fail to recognize or underestimate a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate, but not fully eliminate, risks. The full impact of security events, when detected by security tools or third parties, may not always be immediately understood or acted upon.

Governance. The Company's Board of Directors (the "Board"), in coordination with its Audit Committee, oversees the Company's overall ERM process, and has delegated the management of risks arising from cybersecurity threats to the Security & Technology Committee, which regularly interacts with the Company's CSO (who maintains chief information security officer ("CISO") responsibilities at TTEC among other responsibilities), Chief Information Officer ("CIO"), the Chief Privacy Officer, Chief Legal & Risk Officer, and other members of management. The Security & Technology Committee of the Board receives regular reports on the Company's cybersecurity risks, vulnerability assessments, third-party and independent reviews, and the steps the Company is taking to address the security risks, among other relevant information, and shares information with the full Board as appropriate. The Board also has access to and periodically meets with the Company's CSO, CIO, and Chief Legal & Risk Officer about the approaches and progress that the Company is making on its cybersecurity risk management priorities.

The Board and the Security & Technology Committee also receive prompt information regarding cybersecurity incidents that meet established reporting thresholds, as well as ongoing updates regarding any such incidents until they have been addressed.

Our CSO holds an undergraduate degree in Computer Science and has served in various information technology and information security roles, including serving as the CSO for two public companies as well as various leadership roles in two medium sized private companies over the last 30 years.

Our CIO holds an undergraduate degree in Computer and Electrical Engineering and has served in various roles in information technology for over 25 years, including serving as either the chief technology officer or chief information officer for two large public companies and a technology start-up.

The Company has previously experienced significant cybersecurity incidents. Although cybersecurity threats, including any previous cybersecurity incidents, have not materially affected and we believe are not reasonably likely to materially affect the Company, there can be no assurances that future cybersecurity incidents, which are unavoidable, will not materially affect our results of operations, including our business strategy, results of operations, or financial condition.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Greenwood Village, Colorado. In addition to our headquarters and the customer engagement centers used by our TTEC Engage segment discussed below, we also maintain sales and consulting offices in several countries around the world which serve our TTEC Digital segment.

On November 5, 2024, TTEC, through its wholly owned subsidiary, TTEC Services Corporation, entered into a definitive agreement to sell and subsequently closed the sale of our headquarters building in Englewood, Colorado to Catholic Health Initiatives Colorado, a not-for-profit organization. On February 27, 2025, the Company announced that it is moving its principal place of business to Austin, Texas, and that given its decentralized operations and management, it is moving away from a traditional headquarter style of operations.

As of December 31, 2024, we operated 58 customer engagement centers that are classified as follows:

- *Multi-Client Center* — We lease space for these centers and serve multiple clients in each facility;

- *Dedicated Center* — We lease space for these centers and dedicate the entire facility to one client; and

- *Managed Center* — These facilities are leased or owned by our clients and we staff and manage these sites on behalf of our clients in accordance with facility management contracts.

As of December 31, 2024, our customer engagement centers were located in the following countries:

	Multi-Client Centers	Dedicated Centers	Managed Centers	Total Number of Delivery Centers
Australia	—	—	2	2
Brazil	1	—	—	1
Bulgaria	2	—	—	2
Canada	1	—	—	1
Colombia	1	—	1	2
Germany	—	—	1	1
Greece	1	—	—	1
Honduras	1	—	—	1
India	2	—	—	2
Malaysia	1	—	—	1
Mexico	2	—	—	2
Philippines	13	—	—	13
Poland	1	1	—	2
Rwanda	1	—	—	1
South Africa	1	1	1	3
Thailand	—	—	1	1
United Kingdom	1	—	3	4
United States of America	6	10	2	18
Total	35	12	11	58

The leases for our customer engagement centers have remaining terms ranging from one to nine years and generally contain renewal options. We believe that our existing customer engagement centers are suitable and adequate for our current operations, and we have plans to build additional centers to accommodate future business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company has been involved in legal actions, both as plaintiff and defendant, which arise in the ordinary course of business. The Company accrues for exposures associated with such legal actions to the extent that losses are deemed both probable and reasonably estimable. To the extent specific reserves have not been made for certain legal proceedings, their ultimate outcome, and consequently, an estimate of possible loss, if any, cannot reasonably be determined at this time.

Based on currently available information and advice received from counsel, the Company believes that the disposition or ultimate resolution of any current legal proceedings, except as otherwise specifically reserved for in its financial statements, will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "TTEC."

As of December 31, 2024, we had 209 holders of record of our common stock and during 2024 we declared and paid a $0.06 per share dividend on our common stock. During 2023 we declared and paid two $0.52 per share dividends on our common stock.

In 2015, our Board of Directors adopted a dividend policy, with the intent to distribute a periodic cash dividend to stockholders of our common stock, after consideration of, among other things, TTEC's performance, cash flows, capital needs and liquidity factors. The Company paid the initial dividend in 2015 and continued to pay a semi-annual dividend in October and April of each year in amounts ranging between $0.06 per common share and $0.52 per common share through April 2024. On November 4, 2024, the Board of Directors suspended the Company's semi-annual cash dividend as part of its ongoing shift to prioritize debt reduction associated with strategic acquisitions and other investments in the business. The Board of Directors currently does not intend to reconsider that decision until after the Special Committee completes its consideration of a possible Take Private Transaction. In addition, our credit facility restricts our ability to pay dividends in the event we are in default or do not satisfy certain covenants.

Stock Repurchase Program

In 2001 the Company launched a stock repurchase program under the terms of which it returned capital to stockholders by purchasing the Company stock in public market, as authorized by its Board of Directors from time to time. The Board has not authorized stock repurchases since 2017 and has no current plans to authorize additional repurchases in 2025.

Stock Performance Graph

The graph depicted below compares the performance of TTEC common stock with the performance of the NASDAQ Composite Index; the Russell 2000 Index; and customized peer group over the period beginning on December 31, 2019 and ending on December 31, 2024. We have chosen the Peer Group comprised of Accenture Plc (NASDAQ:ACN), Cognizant Technology Solutions Corp. (NASDAQ:CTSH), Concentrix (NASDAQ:CNXC), Globant S.A. (NYSE:GLOB), Teleperformance (NYSE Euronext:RCF) and Telus International (NYSE:TIXT). We believe that the companies in the Peer Group are relevant to our current business model, market capitalization and our two segments (Digital and Engage).

The graph assumes that $100 was invested on December 31, 2019 in our common stock and in each comparison index, and that all dividends were reinvested. We declared per share dividends on our common stock of $1.02 during 2022, $1.04 during 2023 and $0.06 during 2024. Stock price performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among TTEC Holdings, Inc., The NASDAQ Composite Index,
The Russell 2000 Index, And Peer Groups

	December 31,					
	2019	2020	2021	2022	2023	2024
TTEC Holdings, Inc.	$ 100	$ 198	$ 248	$ 123	$ 63	$ 14
NASDAQ Composite	$ 100	$ 145	$ 177	$ 119	$ 173	$ 224
Russell 2000	$ 100	$ 120	$ 138	$ 110	$ 128	$ 143
Peer Group	$ 100	$ 129	$ 194	$ 125	$ 158	$ 157



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TTEC Holdings, Inc., the NASDAQ Composite Index, the Russell 2000 Index, and a Peer Group

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. <RESERVED>

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Founded in 1982, TTEC is a global CX outsourcing partner for marquee and high-growth brands and public sector clients. The Company designs, builds, and operates technology-enabled customer experiences across live interaction channels and provides data-driven digital solutions to help clients improve customer satisfaction and loyalty, increase customer revenue and profitability, and optimize overall cost to serve. As of December 31, 2024, TTEC served over 715 clients across targeted industry verticals, including financial services, healthcare, public sector, communications, technology, media, entertainment, travel and hospitality, automotive and retail.

TTEC operates and reports its financial results of operations through two business segments.

- **TTEC Digital** is one of the largest CX technology and service providers and is focused on the intersection of Contact Center as a Service ("CCaaS"), Customer Relationship Management ("CRM"), and Artificial Intelligence (AI) and Analytics. A professional services organization comprised of software engineers, systems architects, data scientists and CX strategists, this segment creates and implements strategic CX transformation roadmaps; sells, operates, and provides managed services for cloud platforms and premise-based CX technologies including Amazon Web Services ("AWS"), Cisco, Genesys, Google, and Microsoft; and creates proprietary IP to support industry specific and custom client needs. TTEC Digital serves clients across Enterprise and small and medium sized business segments and has a dedicated unit with government technology certifications serving the public sector.

- **TTEC Engage** provides the digitally enabled CX operational and managed services to support large, complex enterprise clients' end-to-end customer interactions at scale across the world. Tailored to meet industry-specific business needs, this segment delivers data-driven omnichannel customer care, customer acquisition, growth, and retention services, tech support, fraud mitigation and back-office solutions. The segment's technology-enabled delivery model covers the entire solution lifecycle including associate recruitment, onboarding, training, delivery, workforce management and quality assurance.

TTEC pursues its CX market leadership through strategic collaboration across TTEC Digital and TTEC Engage. Together, TTEC's ability to deliver comprehensive and transformational customer experience solutions to its clients is a marketplace differentiator, including integrated CX technology and service solution, go-to-market strategies, and innovative offerings.

During 2024, TTEC Digital and TTEC Engage delivered onshore, nearshore, and offshore services in 22 countries on six continents -- the United States, Australia, Belgium, Brazil, Bulgaria, Canada, Colombia, Costa Rica, Egypt, Germany, Greece, Honduras, India, Ireland, Mexico, the Netherlands, New Zealand, the Philippines, Poland, South Africa, Thailand, and the United Kingdom with contributions from approximately 52,000 customer care associates, consultants, technologists, and CX professionals.

Our revenue for fiscal 2024 was $2,208 billion, of which approximately $459 million, or 21%, was generated from our TTEC Digital segment and $1,749 billion, or 79%, was generated from our TTEC Engage segment.

To advance our competitive position in a rapidly changing market and to provide our clients with modernized CX technology and service solutions, we continue to invest in innovation and service offerings for both mainstream and high-growth disruptive businesses, diversifying and strengthening our core customer care services with technology-enabled, outcomes-focused services, data analytics, insights, and consulting.

We also invest to broaden our CX product and service capabilities, increase our global client base and industry expertise, expand our geographic footprint to the needs of our global clientele, and further scale our integrated solutions within and between our TTEC Digital and TTEC Engage segments.

Cybersecurity Incident

In 2021, TTEC experienced two significant cybersecurity incidents. One involved a global supply chain compromise that impacted thousands of companies worldwide, including a TTEC Digital subsidiary and its managed services clients. Another involved a ransomware attack that temporarily disrupted the TTEC Engage business.

The temporary operational disruptions that occurred due to these incidents did not have a long-term impact on our results of operations. During 2022, 2023 and 2024, TTEC has made significant investments to enhance our information technology environment, our operational governance of our information technology system, and our data governance practices. See Part I, Item 1C Cybersecurity.

Capital and Financing Availability

Our balance sheet, cash flow from operations and access to debt and capital markets have historically provided us the financial flexibility to effectively fund our organic growth, capital expenditures, strategic acquisitions, incremental investments, and capital distributions.

We aim to return capital to our shareholders through our dividend program. Given our cash flow generation and balance sheet strength, we believe cash dividends, in balance with our investments in product and service innovations, organic growth, and strategic acquisitions, align shareholder interests with the needs of the Company. After consideration of TTEC's performance, cash flow from operations, capital needs and the overall liquidity of the Company, the Company's Board of Directors adopted a dividend policy in 2015, with the intent to distribute a periodic cash dividend to stockholders of our common stock. Beginning in 2015, the Company paid a semi-annual dividend in October and April of each year in gradually increasing amounts from $0.18 per common share in 2015 to $0.52 per common share in October 2023. On February 27, 2024 the Board declared a dividend of $0.06 per share which was paid on April 30, 2024. On November 4, 2024, the Board of Directors suspended the Company's semi-annual cash dividend as part of its ongoing shift to prioritize debt reduction associated with strategic acquisitions and other investments in the business. The Board of Directors currently does not intend to reconsider that decision until after the Special Committee completes its consideration of a possible Take Private Transaction.

Additional information with respect to our segments and geographic footprint is included in Part II, Item 8. Financial Statements and Supplementary Data, Note 3 to the Consolidated Financial Statements.

Our 2024 Financial Results

In 2024, our revenue decreased 10.4% over 2023 to $2,208 million, including a decrease of 0.1%, or $2.6 million due to foreign currency fluctuations. The decrease in revenue was comprised of a $27.9 million, or 5.7%, decrease for TTEC Digital and a $227.4 million, or 11.5%, decrease for TTEC Engage.

Our 2024 income/(loss) from operations decreased $291.5 million to ($173.5) million, or (7.9)% of revenue, from $118.0 million which was 4.8% of revenue for 2023. The change in operating income is attributable to an impairment of goodwill and a number of different factors across the segments. The TTEC Digital segment's operating income declined 20.6%, or $6.2 million over last year primarily attributable to the lower revenue, revenue mix and investment in talent to support the diversifications of our offerings. The TTEC Engage operating income decreased 323.7%, $285.4 million, compared to the prior year primarily related to impairment of goodwill, higher restructuring charges and lower revenue.

Income from operations in 2024 and 2023 included a total of $254.2 million and $19.8 million of restructuring and asset impairments, respectively.

Our offshore customer experience centers spanning 15 countries serve clients based in the U.S. and in other countries with 24,000 workstations representing 80% of our global delivery capabilities. Revenue for TTEC Engage provided in these offshore locations represented 34% of our 2024 revenue, as compared to 31% of our 2023 revenue.

Our seat utilization is defined as the total number of utilized workstations compared to the total number of available production workstations. As of December 31, 2024, the total production workstations for TTEC Engage was 30,075 and the overall capacity utilization in our centers was 70% versus 76% in the prior year period. The decline was primarily driven by decreased seat reservations in the Philippines and U.S., partially offset by footprint reductions in the U.S.

We continue to selectively retain and grow capacity and expand into new offshore markets, while maintaining appropriate capacity onshore. As we grow our offshore delivery capabilities and our exposure to foreign currency fluctuation increases, we will continue to actively manage this risk via a multi-currency hedging program designed to minimize operating margin volatility.

Recent Developments

As previously disclosed in the Company's press release of September 30, 2024, the Company's Board of Directors has established a special committee consisting of independent directors (the "Special Committee") to evaluate the unsolicited, preliminary, non-binding proposal from TTEC founder, Chairman and Chief Executive Officer, Kenneth Tuchman, to take the Company private at a proposed purchase price of $6.85 per share to the Company's other shareholders. Mr. Tuchman beneficially owns approximately 58% of the Company's common stock. As set forth in Amendment No. 3 to Schedule 13D filed with the SEC by Mr. Tuchman and certain entities affiliated with Mr. Tuchman on September 30, 2024, the proposal is conditioned on, among other things, the receipt of financing for the transaction, the negotiation and execution of a divine agreement, approval and recommendation of the proposal by the Special Committee, and approval by holders of a majority of the shares of the Company's common stock not owned by Mr. Tuchman, his affiliates, and the Company's executive management. The Special Committee with its own advisors is evaluating the proposal and will determine the appropriate course of action and process.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We regularly review our estimates and assumptions. These estimates and assumptions, which are based upon historical experience and on various other factors believed to be reasonable under the circumstances, form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Reported amounts and disclosures may have been different had management used different estimates and assumptions or if different conditions had occurred in the periods presented. Below is a discussion of the policies that we believe may involve a high degree of judgment and complexity.

Revenue Recognition

The Company recognizes revenue from contracts and programs when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Performance obligation is the unit of accounting for revenue recognition under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" and all related amendments ("ASC 606"). A contract's transaction price is allocated to each distinct performance obligation in recognizing revenue.

The business process outsourcing ("BPO") inbound and outbound service fees are based on either a per minute, per hour, per FTE, per transaction or per call basis, which represents the majority of our contracts. These contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. With the exception of training, which is not considered to have value to the customer on a stand-alone basis, and is typically billed upfront and deferred, the remainder of revenue is invoiced on a monthly or quarterly basis as services are performed and does not create a contract asset or liability.

In addition to revenue from BPO services, revenue also consists of fees from services for program launch, professional consulting, fully-hosted or managed technology and learning innovation services. The contracts containing these service offerings may contain multiple performance obligations. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. For these services, the point at which the transfer of control occurs determines when revenue is recognized in a specific reporting period. The majority of the Company's services are recognized over time using the input method in which revenue is recognized on the basis of efforts or inputs toward satisfying a performance obligation (for example, resources consumed, labor hours expended, costs incurred, or time elapsed) relative to the total expected inputs to satisfy the performance obligation. Deferred revenues for these services represent amounts collected from, or invoiced to, customers in excess of revenues recognized. The Company records amounts billed and received, but not earned, as deferred revenue. Costs directly associated with revenue deferred, consisting primarily of labor and related expenses, are also deferred and recognized in proportion to the expected future revenue from the contract.

Variable consideration exists in contracts for certain client programs that provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based conditions. Variable consideration is estimated at contract inception at its most likely value and updated at the end of each reporting period as additional performance data becomes available. Revenue related to such variable consideration is recognized only to the extent that a significant reversal of any incremental revenue is not considered probable.

Contract modifications are routine in the performance of the customer contracts. Contracts are often modified to account for customer mandated changes in the contract specifications or requirements, including service level changes. In most instances, contract modifications relate to goods or services that are incremental and distinctly identifiable, and, therefore, are accounted for prospectively.

Direct and incremental costs to obtain or fulfill a contract are capitalized, and the capitalized costs are amortized over the corresponding period of benefit, determined on a contract by contract basis. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Costs to obtain a contract that would have been incurred regardless of whether the contract was obtained are recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

In certain cases, the Company negotiates an upfront payment to a customer in conjunction with the execution of a contract. Such upfront payments are critical to acquisition of new business and are often used as an incentive to negotiate favorable rates from the clients and are accounted for as upfront discounts for future services. Payments to customers are capitalized as contract acquisition costs and are amortized as a reduction to revenue in proportion to the expected future revenue from the contract, which in most cases results in straight-line amortization over the life of the contract. Such capitalized contract acquisition costs are periodically reviewed for impairment taking into consideration ongoing future cash flows expected from the contract and estimated remaining useful life of the contract.

Income Taxes

Accounting for income taxes requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the Consolidated Financial Statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. When circumstances warrant, we assess the likelihood that our net deferred tax assets will more likely than not be recovered from future projected taxable income.

We continuously review the likelihood that deferred tax assets will be realized in future tax periods under the "more-likely-than-not" criteria. In making this judgment, we consider all available evidence, both positive and negative, in determining whether, based on the weight of that evidence, a valuation allowance is required.

We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. We evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on the consideration of several factors including changes in facts or circumstances, changes in applicable tax law, and settlement of issues under audit.

Interest and penalties relating to income taxes and uncertain tax positions are accrued net of tax in the Provision for income taxes in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In the future, our effective tax rate could be adversely affected by several factors, many of which are outside our control. Our effective tax rate is affected by the proportion of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. Further, we are subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate, as well as the requirements, pronouncements and rulings of certain tax, regulatory and accounting organizations. We estimate our annual effective tax rate each quarter based on a combination of actual and forecasted results of subsequent quarters. Consequently, significant changes in our actual quarterly or forecasted results may impact the effective tax rate for the current or future periods.

Business Combinations

We account for business combinations under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires an allocation of the consideration we paid to the identifiable assets, intangible assets and liabilities based on the estimated fair values as of the closing date of the acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets, intangible assets and liabilities is recorded as goodwill.

Purchased intangibles other than goodwill are initially recognized at fair value and amortized over their useful lives unless those lives are determined to be indefinite. The valuation of acquired assets will impact future operating results. The fair value of identifiable intangible assets is determined using an income approach on an individual asset basis. Specifically, we use the multi-period excess earnings method to determine the fair value of customer relationships and the relief-from-royalty approach to determine the fair value of the trade name. Determining the fair value of acquired intangibles involves significant estimates and assumptions, including forecasted revenue growth rates, EBITDA margins, customer attrition rate, and market-participant discount rates.

The determination of the useful life of an intangible asset other than goodwill is based on factors including historical tradename performance with respect to consumer name recognition, geographic market presence, market share, plans for ongoing trade name support and promotion, customer attrition rate, and other relevant factors.

Goodwill and Indefinite-Lived Intangible Assets

We evaluate goodwill and indefinite-lived intangible assets for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

We use a two-step process to assess the realizability of goodwill. The first step, Step 0, is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. For example, we analyze changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there would be a significant decline to the fair value of a particular reporting unit. A qualitative assessment also includes analyzing the excess fair value of a reporting unit over its carrying value from impairment assessments performed in previous years. If the qualitative assessment indicates the fair value of the reporting unit is in excess of its carrying value, no further testing is required.

If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, or if a reporting unit's fair value has historically been closer to its carrying value, we will proceed to Step 1 testing where we calculate the fair value of a reporting unit based on discounted future probability-weighted cash flows. If Step 1 indicates that the carrying value of a reporting unit is in excess of its fair value, we will record an impairment equal to the amount by which a reporting unit's carrying value exceeds its fair value.

During 2024, we completed a Step 1 goodwill analysis and determined that for all three reporting units the estimated fair value exceeds the carrying value. The calculation of fair value is based on estimates including revenue projections, EBITDA margin projections, estimated tax rates, estimated capital expenditures, estimated working capital, guideline public company revenue and EBITDA multiples, guideline transaction revenue multiples, market participation acquisition premiums and discount rates.

We estimate fair value using discounted cash flows of the reporting units. The most significant assumptions used in these analyses are those made in estimating future cash flows. In estimating future cash flows, we use financial assumptions in our internal forecasting model such as projected capacity utilization, projected changes in the prices we charge for our services, projected labor costs, as well as contract negotiation status. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. We use a discount rate we consider appropriate for the country where the business unit is providing services.

Contingencies

We record a liability for pending litigation and claims where losses are both probable and reasonably estimable. Each quarter, management reviews all litigation and claims on a case-by-case basis and assigns probability of loss and range of loss.

Other Components of Results of Operations

Cost of Services

Cost of services principally include costs incurred in connection with our customer experience services and technology services, including direct labor and related taxes and benefits, telecommunications, technology costs, sales and use tax and certain fixed costs associated with the customer engagement centers. In addition, cost of services includes income related to grants we may receive from local or state governments as an incentive to locate customer engagement centers in their jurisdictions which reduce the cost of services for those facilities.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs associated with administrative services such as sales, marketing, product development, legal, information systems (including core technology and telephony infrastructure), accounting and finance. It also includes outside professional fees (i.e., legal and accounting services), building expense for non-engagement center facilities and other items associated with general business administration.

Restructuring Charges, Net

Restructuring charges, net primarily include costs incurred in conjunction with reductions in force or decisions to exit facilities, including termination benefits and lease liabilities, net of expected sublease rentals.

Impairment Losses

Impairment losses include costs related to impairment of right-of-use assets, leasehold improvement assets, internally developed software, and certain computer equipment.

Interest Expense

Interest expense includes interest expense, amortization of debt issuance costs associated with our Credit Facility, and the accretion of deferred payments associated with our acquisitions.

Other Income

The main components of other income are miscellaneous income not directly related to our operating activities, such as foreign exchange gains and reductions in our contingent consideration.

Other Expenses

The main components of other expenses are expenditures not directly related to our operating activities, such as foreign exchange losses and increases in our contingent consideration.

RESULTS OF OPERATIONS

Year Ended December 31, 2024 Compared to December 31, 2023

The tables included in the following sections are presented to facilitate an understanding of Management's Discussion and Analysis of Financial Condition and Results of Operations and present certain information by segment for the years ended December 31, 2024 and 2023 (amounts in thousands). All inter-company transactions between the reported segments for the periods presented have been eliminated.

TTEC Digital

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Revenue	$ 459,018	$ 486,882	$ (27,864)	(5.7)%
Operating Income	23,691	29,846	(6,155)	(20.6)%
Operating Margin	5.2 %	6.1 %		

The decrease in revenue for the TTEC Digital segment was driven by lower one-time on-premise related revenue and professional services revenue. It was partially offset by an increase of 9.1% in recurring revenue.

The operating income reduction is primarily attributable to the lower revenue, revenue mix and talent to support the diversifications of our offerings. The operating income as a percentage of revenue decreased to 5.2% in 2024 as compared to 6.1% in 2023. Included in the operating income was amortization related to acquired intangibles of $16.6 million and $17.4 million for the years ended December 31, 2024 and 2023, respectively.

TTEC Engage

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Revenue	$ 1,748,569	$ 1,975,935	$ (227,366)	(11.5)%
Operating Income	(197,211)	88,175	(285,386)	(323.7)%
Operating Margin	(11.3)%	4.5 %		

The decrease in revenue for the TTEC Engage segment is explained by a long tenured client exiting a large line of business supported by TTEC, lower demand from select large onshore enterprise clients due to clients' continued conservative management of discretionary spending influenced by a challenging macro-economic environment and delays attributable to launching new and larger awarded contracts.

The operating income decrease is primarily attributable to a goodwill impairment charge, decreased revenue, incremental growth-oriented investments (ex: geographic expansion), ramp costs for new programs, training costs related to existing programs and restructuring charges. As a result, the operating income as a percentage of revenue decreased to (11.3)% in 2024 as compared to 4.5% in the prior period. Included in the operating income was amortization expense related to acquired intangibles of $16.4 million and $18.2 million for the years ended December 31, 2024 and 2023, respectively.

Interest Income (Expense)

Interest income decreased to $2.7 million in 2024 from $5.2 million in 2023. Interest expense increased to $84.3 million during 2024 from $78.3 million during 2023, primarily due to higher interest rates.

Other Income (Expense), Net

For the year ended December 31, 2024 Other income (expense), net increased to a net income of $18.6 million from a net expense of $4.1 million during the prior year.

Included in the year ended December 31, 2024 was a net $15.5 million gain related to the sale of our real estate asset in Englewood, CO.

Included in the year ended December 31, 2023 was a net $7.5 million expense related to the fair value of contingent consideration accruals and receivables for one acquisition partially offset by a gain of $4.5 million due to insurance recovery related to property damages.

Income Taxes

The reported effective tax rate for 2024 was (31.3)% as compared to 55.2% for 2023. The effective tax rate for 2024 was impacted by earnings in international jurisdictions currently under an income tax holiday, $0.6 million of expense related to changes in tax contingent liabilities, $82.5 million of expense related to changes in valuation allowances and related deferred tax liabilities, $0.4 million of expense related to acquisitions, a $38.2 million benefit related to restructuring and impairment charges, $5.1 million of expense related to the amortization of purchased intangibles, and $0.4 million of other tax expense. Without these items our effective tax rate for the year ended December 31, 2024 would have been 40.9%.

For the year ended December 31, 2023, our effective tax rate was 55.2%. The effective tax rate for 2023 was impacted by earnings in international jurisdictions currently under an income tax holiday, $1.8 million of expense related to changes in tax contingent liabilities, $11.6 million of expense related to changes in valuation allowances and related deferred tax liabilities, a $1.9 million benefit related to acquisitions, a $5.1 million benefit related to restructuring charges, a $4.2 million benefit related to equity-based compensation, a $9.3 million benefit related to the amortization of purchased intangibles, and $0.7 million of other tax benefits. Without these items our effective tax rate for the year ended December 31, 2023 would have been 22.7%.

Year Ended December 31, 2023 compared to December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 29, 2024 and is incorporated herein by reference.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash generated from operations, our cash and cash equivalents, and borrowings under our Credit Facility (as defined below). During the year ended December 31, 2024, we generated negative operating cash flows of ($58.8) million. The termination of the accounts receivable factoring agreement negatively impacted our cash flows by $(101.2) million for the year ended December 31, 2024. We believe that our cash generated from operations, existing cash and cash equivalents, and available credit will be sufficient to meet expected operating and capital expenditure requirements for the next 12 months. However, if our access to capital is restricted or our borrowing costs increase, however, our operations and financial condition could be adversely impacted.

We manage a centralized global treasury function in the United States with a focus on safeguarding and optimizing the use of our global cash and cash equivalents. Our cash is held in the U.S. in U.S. dollars, and outside of the U.S. in U.S. dollars and foreign currencies. We expect to use our cash to fund working capital, global operations, dividends, acquisitions, and other strategic activities. While there are no assurances, we believe our global cash is well protected given our cash management practices, banking partners and utilization of diversified bank deposit accounts and other high quality investments.

We have global operations that expose us to foreign currency exchange rate fluctuations that may positively or negatively impact our liquidity. We are also exposed to higher interest rates associated with our variable rate debt. To mitigate these risks, we enter into foreign exchange forward and option contracts through our cash flow hedging program. Please refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Foreign Currency Risk, for further discussion.

We primarily utilize our Credit Facility to fund working capital, general operations, and other strategic activities, such as the acquisitions described in Part II. Item 8. Financial Statements and Supplementary Data, Note 2 to the Consolidated Financial Statements. On August 8, 2024, the Company entered into a Ninth Amendment to the Credit Agreement (the "Ninth Amendment") to, among other things, provide for less restrictive financial covenants in respect of the leverage ratio and the interest coverage ratio for the period beginning with the third quarter of 2024 through the first quarter of 2026 (the "Covenant Adjustment Period"). Specifically, the revisions permit a maximum leverage ratio of up to 5.15 to 1.00 and a minimum interest coverage ratio of not less than 2.00 to 1.00 as of the end the third quarter of 2024, with such levels gradually becoming more restrictive during subsequent quarters of the Covenant Adjustment Period and returning to a leverage ratio of 3.50 to 1.00 as of the end of the first quarter of 2026. Pursuant to the Ninth Amendment, the Company agreed to permanently reduce the total lenders' commitment from $1.3 billion to $1.2 billion and to provide certain additional assets as collateral, with the effect that the facility is now secured by substantially all personal property assets of the Company and its subsidiaries. In addition, the Company agreed to certain other changes, including, among others, (i) increased pricing on borrowings and increased facility fees, in each case, determined according to the Company's leverage ratio, (ii) more restrictive limitations in respect of debt, liens, investments, acquisitions, asset sales and restricted payments, and (iii) requirements to apply certain equity and debt issuances and asset sale proceeds to the prepayment of the facility and permanent reduction of the total facility commitment amount. The term of the Credit Facility remains unchanged through November 23, 2026. As of December 31, 2024 and 2023, we had borrowings of $975.0 million and $995.0 million, respectively, under our Credit Facility, and our average daily utilization was $1,050.3 million and $1,072.4 million for the years ended December 31, 2024 and 2023, respectively. After consideration for the current level of availability based on the covenant calculations, our remaining borrowing capacity was approximately $225 million as of December 31, 2024. As of December 31, 2024, we were in compliance with all covenants and conditions under our Credit Facility.

The amount of capital required over the next 12 months will depend on our levels of investment in infrastructure necessary to maintain, upgrade or replace existing assets. Our working capital and capital expenditure requirements could also increase materially in the event of acquisitions or joint ventures, among other factors. These factors could require that we raise additional capital through future debt or equity financing. We can provide no assurance that we will be able to raise additional capital with commercially reasonable terms acceptable to us.

The following discussion highlights our cash flow activities during the years ended December 31, 2024 and 2023.

Cash and Cash Equivalents

We consider all liquid investments purchased within 90 days of their original maturity to be cash equivalents. Our cash and cash equivalents totaled $85.0 million and $172.7 million as of December 31, 2024 and 2023, respectively. We diversify the holdings of such cash and cash equivalents considering the financial condition and stability of the counterparty institutions.

We reinvest our cash flows to grow our client base, expand our infrastructure, for investment in research and development, for strategic acquisitions, and to pay dividends.

Cash Flows from Operating Activities

For the years 2024 and 2023 we reported net cash flows (used in)/provided by operating activities of ($58.8) million and $144.8 million, respectively. The decrease of $203.6 million from 2023 to 2024 was due to a $146.8 million decrease in net working capital primarily due to the termination of the accounts receivable factoring agreement and a $56.8 million decrease in net cash income from operations.

Cash Flows from Investing Activities

For the years 2024 and 2023, we reported net cash flows (used in)/provided by investing activities of $0.5 million and ($67.6) million, respectively. The net decrease in cash used in investing activities from 2023 to 2024 was due to the $45.5 million sale of a real estate asset and a $22.7 million decrease in capital expenditures.

Cash Flows from Financing Activities

For the years 2024 and 2023, we reported net cash flows (used in)/provided by financing activities of ($38.3) million and ($68.2) million, respectively. The change in net cash flows from 2023 to 2024 was primarily due to a $46.4 million reduction in dividends paid and $37.7 million reduction related to payments of contingent consideration offset by a $55.0 million net change in the line of credit.

Free Cash Flow

Free cash flow (see "Presentation of Non-GAAP Measurements" below for the definition of free cash flow) was ($104.0) million and $76.9 million for the years 2024 and 2023, respectively. The decrease from 2023 to 2024 was primarily due to a decrease in working capital due to the termination of the accounts receivable factoring agreement and a decrease in net cash income offset by lower capital expenditures.

Presentation of Non-GAAP Measurements

Free Cash Flow

Free cash flow is a non-GAAP liquidity measurement. We believe that free cash flow is useful to our investors because it measures, during a given period, the amount of cash generated that is available for debt obligations and investments other than purchases of property, plant and equipment. Free cash flow is not a measure determined by GAAP and should not be considered a substitute for "income from operations," "net income," "net cash provided by operating activities," or any other measure determined in accordance with GAAP. We believe this non-GAAP liquidity measure is useful, in addition to the most directly comparable GAAP measure of "net cash provided by operating activities," because free cash flow includes investments in operational assets. Free cash flow does not represent residual cash available for discretionary expenditures, since it includes cash required for debt service. Free cash flow also includes cash that may be necessary for acquisitions, investments and other needs that may arise.

The following table reconciles net cash provided by operating activities to free cash flow for our consolidated results (in thousands):

	Year Ended December 31,	
	2024	**2023**
Net cash (used in) provided by operating activities	$ (58,818)	$ 144,765
Less: Purchases of property, plant and equipment	45,173	67,839
Free cash flow	$ (103,991)	$ 76,926

Obligations and Future Capital Requirements

At December 31, 2024, our future contractual obligations were related primarily to debt, leases and income taxes. See the following footnotes in Part II. Item 8. Financial Statements and Supplementary Data: Note 10 Income Taxes, Note 12 Indebtedness, Note 13 Commitments and Contingencies and Note 15 Leases for a discussion of the obligation and timing of required payments.

Purchase Obligations

Occasionally we contract with certain of our communications clients to provide us with telecommunication services. These clients currently represent approximately 6% of our total annual revenue. We believe these contracts are negotiated on an arm's-length basis and may be negotiated at different times and with different legal entities.

Future Capital Requirements

We expect total capital expenditures in 2025 to be between 2.2% and 2.4% of revenue. Approximately 51% of these expected capital expenditures are to support growth in our business and 49% relate to the maintenance of existing assets. The anticipated level of 2025 expenditures are primarily driven by facilities refreshes and maintenance, site optimizations, IT network modernization and PC refreshes, digital product development and ongoing site expansions/new sites but not at the same level as the prior year.

We may consider restructurings, dispositions, mergers, acquisitions and other similar transactions. Such transactions could include the transfer, sale or acquisition of significant assets, businesses or interests, including joint ventures or the incurrence, assumption, or refinancing of indebtedness and could be material to the consolidated financial condition and consolidated results of our operations. Our capital expenditures requirements could also increase materially in the event of an acquisition or joint venture.

The launch of large client contracts may result in short-term negative working capital because of the time period between incurring the costs for training and launching the program and the beginning of the accounts receivable collection process. As a result, we may sometimes generate negative cash flows from operating activities.

Debt Instruments and Related Covenants

On April 3, 2023, we entered into a Seventh Amendment to the Credit Agreement which replaced the use of LIBOR with SOFR as of the date of the amendment and therefore, affects the interest rates paid on a portion of the outstanding principal amount of the Credit Facility starting in the second quarter of 2023.

On February 26, 2024, we entered into an Eighth Amendment to the Credit Agreement to increase the net leverage ratio covenant, for a period starting with the quarter ending March 31, 2024 through the quarter ending March 31, 2025, from the current 3.5 to 1 to between 4.0 to 1 and 4.5 to 1, as may be applicable in different quarters; and reduced the total lenders' commitment from $1.5 billion to $1.3 billion if certain conditions are satisfied.

On August 8, 2024, the Company entered into a Ninth Amendment to the Credit Agreement (the "Ninth Amendment") to, among other things, provide for less restrictive financial covenants in respect of the leverage ratio and the interest coverage ratio for the period beginning with the third quarter of 2024 through the first quarter of 2026 (the "Covenant Adjustment Period"). Specifically, the revisions permit a maximum leverage ratio of up to 5.15 to 1.00 and a minimum interest coverage ratio of not less than 2.00 to 1.00 as of the end the third quarter of 2024, with such levels gradually becoming more restrictive during subsequent quarters of the Covenant Adjustment Period and returning to a leverage ratio of 3.50 to 1.00 as of the end of the first quarter of 2026. Pursuant to the Ninth Amendment, the Company agreed to permanently reduce the total lenders' commitment from $1.3 billion to $1.2 billion and to provide certain additional assets as collateral, with the effect that the facility is now secured by substantially all personal property assets of the Company and its subsidiaries. In addition, the Company agreed to certain other changes, including, among others, (i) increased pricing on borrowings and increased facility fees, in each case, determined according to the Company's leverage ratio, (ii) more restrictive limitations in respect of debt, liens, investments, acquisitions, asset sales and restricted payments, and (iii) requirements to apply certain equity and debt issuances and asset sale proceeds to the prepayment of the facility and permanent reduction of the total facility commitment amount. The term of the Credit Facility will remain unchanged through November 23, 2026.

The maximum commitment under the Credit Facility is $1.2 billion in the aggregate, if certain conditions are satisfied. The Credit Facility commitment fees are payable to the lenders in an amount equal to the unused portion of the Credit Facility multiplied by a rate per annum as determined by reference to the Company's net leverage ratio. The Credit Agreement contains customary affirmative, negative, and financial covenants. The Credit Agreement also permits the utilization of up to $100 million in letters of credit to be used in the business.

The Credit Agreement includes a number of financial covenants and operating restrictions of which failure to comply could result in a default under the Credit Agreement. As of the date of this Annual Report on Form 10-K, the Company believes it has sufficient cash on hand, positive working capital, and availability to access additional cash under the Credit Facility to meet its business operating requirements and its capital expenditures and to continue to comply with the amended debt covenants for the next 12 months. In the event that the Company does not remain in compliance with the financial covenants under the Credit Facility, it may need to negotiate additional amendments to or waivers of the terms of such credit facilities, refinance its debt, or raise additional capital.

As defined in the Credit Agreement, base rate loans bear interest at a rate equal to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50%, and (c) SOFR in effect on such day plus 1.0%. Base rate loans shall be based on the base rate, plus the applicable credit margin which ranges from 0.375% to 2.5% based on the Company's net leverage ratio. SOFR loans bear interest at a rate equal to the applicable spread adjusted SOFR plus applicable credit margin which ranges from 1.375% to 3.5% based on the Company's net leverage ratio. Alternative currency loans (not denominated in U.S. Dollars) bear interest at rates applicable to their respective currencies.

Letter of credit fees are one eighth of 1% of the stated amount of the letter of credit on the date of issuance, renewal or amendment, plus an annual fee equal to the borrowing margin for SOFR loans.

Indebtedness under the Credit Agreement is guaranteed by most domestic and foreign subsidiaries and is secured by security interests (subject to permitted liens) in intellectual property, U.S. accounts receivable and cash of our Company and certain of its subsidiaries. The indebtedness may also be secured by certain assets of our Company and its subsidiaries, if borrowings by foreign subsidiaries exceed 7.5% of our Company's consolidated total assets and the total net leverage ratio is greater than 3.25 to 1.00. We also pledged 65% of the voting stock and all of the non-voting stock, if any, of certain of our material foreign subsidiaries.

As of December 31, 2024 and 2023, we had borrowings of $975.0 million and $995.0 million, respectively, under the Credit Facility. During 2024, 2023 and 2022, borrowings accrued interest at an average rate of approximately 7.5%, 6.7%, and 3.1% per annum, respectively, excluding unused commitment fees. Our daily average borrowings during 2024, 2023 and 2022 were $1,050.3 million, $1,072.4 million and $1,037.4 million, respectively. As of December 31, 2024, and 2023, based on the current level of availability based on the covenant calculations, the remaining borrowing capacity was approximately $225 million and $90 million, respectively.

Client Concentration

During 2024, only one of our clients represented more than 10% of our total annual revenue. Our five largest clients accounted for 32% and 36% of our annual revenue for each of the two years ended December 31, 2024 and 2023, respectively. We have long-term relationships with our top five Engage clients, ranging from 5 to 25 years, with all of these clients having completed multiple contract renewals with us. The relative contribution of any single client to consolidated earnings is not always proportional to the relative revenue contribution on a consolidated basis and varies greatly based upon specific contract terms. In addition, clients may adjust business volumes served by us based on their business requirements. For instance, in early 2024, one of our top five clients notified us that it is exiting one of the lines of business that we support. We believe the risk of this concentration is mitigated, in part, by the long-term contracts we have with our largest clients. Although certain client contracts may be terminated for convenience by either party, we believe this risk is mitigated, in part, by the service level disruptions and transition/migration costs that would arise for our clients if they terminated our contract for convenience.

Some of the contracts with our five largest clients expire between 2025 and 2027, but many of our largest clients have multiple contracts with us with different expiration dates for different lines of work. We have historically renewed most of our contracts with our largest clients, but there can be no assurance that future contracts will be renewed or, if renewed, will be on terms as favorable as the existing contracts.

Cybersecurity Investments

We have made and continue to make significant financial investments in technologies and processes to mitigate cybersecurity threats. We have a number of complex information systems used for a variety of functions ranging from services we deliver to our clients and their customers to support for our operations. The effective operation of our business depends on the proper functioning of these information systems. Like any information system, our systems are susceptible to cybersecurity incident. Any cybersecurity incident could impact the availability, reliability, speed, accuracy, or other proper functioning of these systems or result in our data, our employees' data and our clients' data that we retain for the provision of our services being compromised, which could have a significant impact on our reputation, results of operations, and financial condition. Our information systems are protected through physical and technological safeguards as well as backup systems and protocols considered appropriate by management. We also provide role-based employee cybersecurity risk awareness training about phishing, malware, social engineering, data protection, and other cybersecurity risks. We continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address, and mitigate the risk of unauthorized access, distributed denial of service attacks, malware attacks, computer viruses, cyber fraud, and other events intended to disrupt information systems, unauthorized access to confidential information, or other types of malicious events that may result in harm to our business. Our investment in cybersecurity is not expected to decrease in the foreseeable future, and despite our on-going efforts to improve our cybersecurity, there can be no assurance that a sophisticated cybersecurity incident could timely be detected or thwarted. For additional information about our cybersecurity risk management and governance see, Part I, Item 1C. Cybersecurity.

Recently Issued Accounting Pronouncements

We discuss the potential impact of recent accounting pronouncements in Part II, Item 8. Financial Statements and Supplementary Data, Note 1 to the Consolidated Financial Statements.

Changes in Accounting Principle

See discussion of adopted accounting standards in Part II, Item 8. Financial Statements and Supplementary Data, Note 1 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our consolidated financial position, consolidated results of operations, or consolidated cash flows due to adverse changes in financial and commodity market prices and rates. Market risk also includes credit and non-performance risk by counterparties to our various financial instruments. We are exposed to market risks due to changes in interest rates and foreign currency exchange rates (as measured against the U.S. dollar), as well as credit risk associated with potential non-performance of our counterparty banks. These exposures are directly related to our normal operating and funding activities. We enter into derivative instruments to manage and reduce the impact of currency exchange rate changes, primarily between the U.S. dollar/Philippine peso, the U.S. dollar/Mexican peso, and the Australian dollar/Philippine peso. To mitigate against credit and non-performance risk, it is our policy to only enter into derivative contracts and other financial instruments with investment grade counterparty financial institutions and, correspondingly, our derivative valuations reflect the creditworthiness of our counterparties. As of the date of this report, we have not experienced, nor do we anticipate, any issue related to derivative counterparty defaults.

Interest Rate Risk

The interest rate on our Credit Agreement is variable based upon the Prime Rate and SOFR and, therefore, is affected by changes in market interest rates. As of December 31, 2024, we had $975.0 million of outstanding borrowings under the Credit Agreement. Based upon average daily outstanding borrowings during the years ended December 31, 2024 and 2023, interest accrued at a rate of approximately 7.5% and 6.7% per annum, respectively. If the Prime Rate or SOFR increased by 100 basis points, there would be $1.0 million of additional interest expense per $100.0 million of outstanding borrowing under the Credit Agreement.

Foreign Currency Risk

Our subsidiaries in Bulgaria, Colombia, Egypt, Honduras, India, Mexico, the Philippines, Poland and South Africa use the local currency as their functional currency for paying labor and other operating costs. Conversely, revenue for these foreign subsidiaries is derived principally from client contracts that are invoiced and collected in U.S. dollars or other foreign currencies. As a result, we may experience foreign currency gains or losses, which may positively or negatively affect our results of operations attributed to these subsidiaries. For the years ended December 31, 2024, 2023 and 2022, revenue associated with this foreign exchange risk was 20%, 19% and 20% of our consolidated revenue, respectively.

The following summarizes relative (weakening) strengthening of local currencies that are relevant to our business:

	Year Ended December 31,		
	2024	**2023**	**2022**
Australian Dollar vs. U.S. Dollar	(9.9)%	— %	(6.5)%
Bulgarian Lev vs U.S. Dollar	(6.3)%	3.0 %	(5.9)%
Canadian Dollar vs. U.S. Dollar	(8.5)%	2.2 %	(6.6)%
Colombian Peso vs U.S. Dollar[1]	(13.8)%	20.0 %	— %
Egyptian Pound vs U.S. Dollar	(64.4)%	(25.0)%	(57.7)%
Euro vs. U.S. Dollar	(6.3)%	3.0 %	(5.9)%
Honduran Lempira vs U.S. Dollar[1]	(2.8)%	— %	— %
Indian Rupee vs. U.S. Dollar	(3.1)%	(0.5)%	(11.3)%
Mexican Peso vs. U.S. Dollar	(22.3)%	12.9 %	4.8 %
Philippine Peso vs. U.S. Dollar	(5.1)%	1.0 %	(9.2)%
Philippine Peso vs. Australian Dollar	4.3 %	1.0 %	(2.5)%
Polish Zloty vs U.S. Dollar	(4.6)%	9.9 %	(7.9)%
South African Rand vs U.S. Dollar	(2.9)%	(7.6)%	(6.7)%

[1] No material business activity in 2022 in Colombian Peso, nor 2022 and 2023 in the Honduran Lempira.

In order to mitigate the risk of these non-functional foreign currencies weakening against the functional currencies of the servicing subsidiaries, which thereby decreases the economic benefit of performing work in these countries, we may hedge a portion, though not 100%, of the projected foreign currency exposure related to client programs served from these foreign countries through our cash flow hedging program. While our hedging strategy can protect us from adverse changes in foreign currency rates in the short term, an overall weakening of the non-functional revenue foreign currencies would adversely impact margins in the segments of the servicing subsidiary over the long term.

Cash Flow Hedging Program

To reduce our exposure to foreign currency exchange rate fluctuations associated with forecasted revenue in non-functional currencies, we purchase forward and/or option contracts to acquire the functional currency of the foreign subsidiary at a fixed exchange rate at specific dates in the future. We have designated and account for these derivative instruments as cash flow hedges for forecasted revenue in non-functional currencies.

While we have implemented certain strategies to mitigate risks related to the impact of fluctuations in currency exchange rates, we cannot ensure that we will not recognize gains or losses from international transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts for which actual results may differ from the original estimate. Failure to successfully hedge or anticipate currency risks properly could adversely affect our consolidated operating results.

Our cash flow hedging instruments as of December 31, 2024 and 2023 are summarized as follows (in thousands). All hedging instruments are forward contracts, except as noted.

As of December 31, 2024	Local Currency Notional Amount		U.S. Dollar Notional Amount	% Maturing in the next 12 months	Contracts Maturing Through
Philippine Peso	6,034,000	$	105,098 [1]	67.8 %	March 2027
Mexican Peso	548,000		26,682	64.6 %	December 2026
		$	131,780		

As of December 31, 2023	Local Currency Notional Amount		U.S. Dollar Notional Amount		
Canadian Dollar	2,250	$	1,670		
Philippine Peso	9,324,000		165,842 [1]		
Mexican Peso	938,000		44,155		
		$	211,667		

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[1] Includes contracts to purchase Philippine pesos in exchange for New Zealand dollars and Australian dollars, which are translated into equivalent U.S. dollars on December 31, 2024 and December 31, 2023.

The fair value of our cash flow hedges at December 31, 2024 was a net asset (in thousands):

	December 31, 2024		Maturing in the Next 12 Months	
Philippine Peso	$	(1,948)	$	(1,112)
Mexican Peso		(1,419)		(784)
	$	(3,367)	$	(1,896)

Our cash flow hedges are valued using models based on market observable inputs, including both forward and spot foreign exchange rates, implied volatility, and counterparty credit risk. The fair value of our cash flow hedges decreased by $11.9 million from December 31, 2023 to December 31, 2024. The decrease in fair value from December 31, 2023 primarily reflects changes in the currency translation between the U.S. dollar and Mexican Peso and U.S. dollar and Philippines Peso.

We recorded net gains/(losses) of $2.6 million, $4.0 million, and $(2.9) million for settled cash flow hedge contracts for the years ended December 31, 2024, 2023, and 2022, respectively. These gains/(losses) were reflected in Revenue in the accompanying Consolidated Statements of Comprehensive Income (Loss). If the exchange rates between our various currency pairs were to increase or decrease by 10% from current period-end levels, we would incur a material gain or loss on the contracts. However, any gain or loss would be mitigated by corresponding increases or decreases in our underlying exposures.

Other than the transactions hedged as discussed above and in Part II. Item 8. Financial Statements and Supplementary Data, Note 8 to the Consolidated Financial Statements, the majority of the transactions of our U.S. and foreign operations are denominated in their respective local currency. However, transactions are denominated in other currencies from time-to-time. We do not currently engage in hedging activities related to these types of foreign currency risks because we believe them to be insignificant as we endeavor to settle these accounts on a timely basis. For the years ended 2024 and 2023, approximately 15% and 14%, respectively, of revenue was derived from contracts denominated in currencies other than the U.S. Dollar. Our results of operations and revenue could be adversely affected if the U.S. Dollar strengthens significantly against foreign currencies.

Fair Value of Debt and Equity Securities

We did not have any investments in marketable debt or equity securities as of December 31, 2024 or 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are located beginning on page F-1 of this report and incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

This Form 10-K includes the certifications of our Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See Exhibits 31.1 and 31.2. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation under the supervision and with the participation of management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures, as of December 31, 2024, the end of the period covered by this Form 10-K. Based on this evaluation, our CEO and CFO have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective at the reasonable assurance level.

Inherent Limitations of Internal Controls

Our management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of internal controls are met. Further, the design of internal controls must consider the benefits of controls relative to their costs. Inherent limitations within internal controls include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. Over time, control may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. While the objective of the design of any system of controls is to provide reasonable assurance of the effectiveness of controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Thus, even effective internal control over financial reporting can only provide reasonable assurance of achieving their objectives. Therefore, because of the inherent limitations in cost effective internal controls, misstatements due to error or fraud may occur and may not be prevented or detected.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, (c) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the Board of Directors, and (d) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

In connection with the preparation of this Annual Report on Form 10-K, our management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024, the end of the period covered by this Form 10-K.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as such terms are defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information in our 2025 Definitive Proxy Statement on Schedule 14A, which will be filed no later than 120 days after December 31, 2024 (the "2025 Proxy Statement") regarding our executive officers under the heading "Information Regarding Executive Officers" is incorporated herein by reference. We have both the Ethics Code for Senior Executive and Financial Officers and the Ethics Code defining rules of conduct for our employees, partners and suppliers. Our Ethics Code for Senior Executive and Financial Officers applies to our Chief Executive Officer, President, Chief Financial Officer, lead executives of our business segments, Controller, Treasurer, the General Counsel, Chief Audit executive, senior financial officers of each operating segment and other persons performing similar functions. The Ethics Code defines conduct for all directors, officers, employees, partners and suppliers (as applicable). Both the Ethics Code for Senior Executive and Financial Officers and the Ethics Code are posted on our website at www.ttec.com on the Corporate Governance page. We will post on our website any amendments to or waivers under the Ethics Code for Senior Executive and Financial Officers in accordance with applicable laws and regulations.

There have been no material changes to the procedures by which stockholders may recommend nominees to the board of directors. The remaining information called for by this Item 10 is incorporated by reference herein from our 2025 Proxy Statement and will appear under the captions "Proposal No. 1: Election of Directors", "Corporate Governance-Audit Committee", "Corporate Governance-Nominating and Governance Committee", "Insider Trading Policy" and, if applicable, "Delinquent Section 16(a) Reports".

ITEM 11. EXECUTIVE COMPENSATION

The information in our 2025 Proxy Statement under the captions "Executives and Executive Compensation", "Compensation Discussion and Analysis", " Executive Compensation Tables", "Compensation Committee Report" and "Corporate Governance-Director Compensation Overview" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding these matters is included in Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Also the information in our 2025 Proxy Statement under the captions "Executive Compensation Tables-Equity Compensation Plan Information" and "Stock Ownership of Directors, Management, and Certain Beneficial Owners" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in our 2025 Proxy Statement under the captions "Related-Party Transaction" and "Proposal No. 1: Election of Directors" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information in our 2025 Proxy Statement under the caption "Proposal No. 2: Ratification of the Appointment of Independent Registered Public Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. *Consolidated Financial Statements.*

The Index to Consolidated Financial Statements is set forth on page F-1 of this report.

2. *Financial Statement Schedules.*

All schedules for TTEC have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information is included in the respective Consolidated Financial Statements or notes thereto.

3. *Exhibits.*

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated Herein by Reference		
		Form	Exhibit	Filing Date
2.01	Asset Purchase Agreement dated December 22, 2021, by and among TTEC Government Solutions LLC, Faneuil, Inc. and AJL Holdings, Inc.	8-K	2.01	12/27/2021
3.01	Restated Certificate of Incorporation of TeleTech Holdings, Inc. filed with the State of Delaware on August 1, 1996	S-1/A	3.01	7/5/1996
3.03	Certificate of Amendment of Incorporation of TTEC Holdings, Inc. (reflecting name change) with an effective date of January 1, 2018	8-K	3.03	1/9/2018
3.04	Amended and Restated Bylaws of TTEC Holdings, Inc. reflecting all amendments through May 23, 2024	8-K	3.04	5/30/2024
4.01	Description of Securities of TTEC Holdings, Inc. registered pursuant to Section 12 of the Securities Act of 1934	10-K	4.01	3/4/2020
10.02	Purchase and Sale Agreement by and between TTEC Services Corporation and Catholic Health Initiatives Colorado, effective as of November 5, 2024	10-Q	10.02	11/6/2024
10.07**	TTEC Holdings, Inc. Amended and Restated 2020 Equity Incentive Plan as amended on May 22, 2024	S-8	10.07	6/5/2024
10.28**	Form of TTEC Holdings, Inc. Restricted Stock Unit Award Agreement (Directors and Senior executives) effective July 1, 2021	10-Q	10.28	8/3/2021
10.29**	Form of TTEC Holdings, Inc. Restricted Stock Unit Award Agreement (non-executive employees) effective April 1, 2024	10-Q	10.29	5/8/2024
10.30**	Form of TTEC Holdings, Inc. Restricted Stock Unit Award Agreement (VP and above executives) effective April 1, 2014	10-Q	10.30	5/8/2024
10.31**	Independent Director Restricted Stock Unit Award Agreement (effective May 14, 2020)	10-Q	10.31	8/5/2020
10.33**	Form of Indemnification Agreement for Directors and Executive Officers	10-Q	10.33	11/8/2023
10.34**	Independent Director Compensation Arrangements (unchanged since 2023 and effective for the May 2025 – May 2026 Board Cycle)	10-K	10.34	2/29/2024

10.35**	Form of TTEC Holdings, Inc. Performance Restricted Stock Unit Agreement (Value Creation Program) effective March 15, 2022	10-Q	10.35	5/5/2022
10.40**	Employment Agreement between Kenneth D. Tuchman and TeleTech Holdings, Inc. dated October 15, 2001	10-K	10.68	4/1/2002
10.41**	Amendment to Employment Agreement between Kenneth D. Tuchman and TeleTech Holdings, Inc. dated December 31, 2008	10-K	10.17	2/23/2009
10.81**	Employment Agreement between David Seybold and TTEC Digital, LLC effective November 28, 2022	10-Q	10.81	11/09/2022
10.83**	Amendment #1 to Employment Agreement between David Seybold and TTEC Digital, LLC dated to be effective September 28, 2023	10-Q	10.83	11/08/2023
10.84**	Employment agreement between Michelle Swanback and TTEC Services Corporation effective May 2, 2022	10-Q	10.84	5/5/2022
10.85**	Amendment #1 to the Executive Employment Agreement between TTEC Holdings, Inc. and Michelle "Shelly" Swanback dated to be effective January 1, 2023	8-K	10.85	1/6/2023
10.86**	Amended and Restated Executive Employment Agreement between Margaret B. McLean and TTEC Services Corporation effective December 12, 2018	10-K	10.86	3/6/2019
10.87**	Executive Employment Agreement dated as of February 12, 2024, by and among TTEC Services Corporation and Kenneth R. Wagers, III	8-K	10.87	2/15/2024
10.88**	Amendment to Employment Agreement between Margaret B. McLean and TTEC Services Corporation dated May 23, 2024	10-Q	10.88	8/8/2024
10.89†	Executive Employment Agreement between John Abou and TTEC Services Corporation dated as of July 17, 2024			
10.90	Amended and Restated Credit Agreement, dated as of June 3, 2013, among TeleTech Holdings, Inc., the foreign borrowers party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, Swing Line Lender and Fronting Lender, KeyBank National Association, Bank of America, N.A., BBVA Compass, and HSBC Bank USA, National Association, each as Documentation Agent and Wells Fargo Securities, LLC, KeyBank National Association, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BBVA Compass and HSBC Bank USA, National Association, as Joint Lead Arrangers	8-K	10.1	6/7/2013
10.98	Eighth Amendment to Amended and Restated Credit Agreement and Restated Security Agreement for a senior secured revolving credit facility with a syndicate of lenders led by Wells Fargo Bank, National Association, as agent, swing line and fronting lender	10-K	10.98	02/29/2024
10.99	Amended and Restated Credit Agreement for a senior secured revolving credit facility with a syndicate of lenders led by Wells Fargo Bank, National Association, as agent, swing line and fronting lender (reflecting Ninth Amendment to the Agreement)	10-Q	10.99	11/06/2024
19.1†.	Insider Trading Policy			
21.1†	List of subsidiaries			
23.1†	Consent of Independent Registered Public Accounting Firm			

24.1†	Power of Attorney			
31.1†	Rule 13a-14(a) Certification of CEO of TTEC			
31.2†	Rule 13a-14(a) Certification of CFO of TTEC			
32.1†	Written Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)			
32.2†	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)			
97.1	TTEC Incentives Recoupment Policy	10-K	97.1	2/29/2024
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)			
101.SCH	XBRL Taxonomy Extension Schema			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase			
101.DEF	XBRL Taxonomy Extension Definition Linkbase			
101.LAB	XBRL Taxonomy Extension Label Linkbase			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase			
104	The cover page from TTEC Holdings, Inc's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL			

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†   Filed or furnished herewith.
**   Identifies exhibit that consists of or includes a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized on February 27, 2025.


TTEC HOLDINGS, INC.


By: /s/ KENNETH D. TUCHMAN
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 27, 2025, by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ KENNETH D. TUCHMAN Kenneth D. Tuchman	PRINCIPAL EXECUTIVE OFFICER Chief Executive Officer and Chairman of the Board
/s/ KENNETH R WAGERS, III Kenneth R. Wagers, III	PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER Chief Financial Officer
* Steven J. Anenen	DIRECTOR
* Tracy L. Bahl	DIRECTOR
* Gregory A. Conley	DIRECTOR
* Robert N. Frerichs	DIRECTOR
* Marc L. Holtzman	DIRECTOR
* Gina Loften	DIRECTOR

* By /s/ Kenneth R. Wagers, III under Power of Attorney as attached hereto as Exhibit 24.1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF TTEC HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of TTEC Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of TTEC Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), of stockholders' equity and mezzanine equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from contracts and programs when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration management expects to be entitled to in exchange for those goods or services. Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. The Company's revenue was $2,208 million for the year ended December 31, 2024.

The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) evaluating and recalculating for certain revenue transactions, on a sample basis, the revenue recognized by obtaining and inspecting source documents, such as executed contracts, invoices, shipping and delivery documents, and cash receipts; (ii) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (iii) evaluating for certain revenue transactions, on a sample basis, the timing of revenue recognition by obtaining and inspecting shipping and delivery documents; and (iv) testing, on a sample basis, outstanding customer invoice balances as of year-end by obtaining and inspecting source documents, such as executed contracts, invoices, delivery documents, and subsequent cash receipts, where applicable.

Annual and Interim Goodwill Impairment Assessments

As described in Notes 1 and 6 to the consolidated financial statements, the Company's goodwill balance as of December 31, 2024 was $571 million. Management tests the Company's goodwill for impairment at least annually on December 1, and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the second quarter of 2024, management identified a triggering event for impairment. Management performed a quantitative goodwill impairment analysis, which resulted in reporting a $196 million pre-tax impairment charge. For goodwill impairment assessments, management performed Step 1 evaluations, which includes comparing a reporting unit's estimated fair value to its carrying value. The determination of fair value requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term growth rates for the businesses, the useful lives over which the cash flows will occur and determination of appropriate discount rates (based in part on the Company's weighted average cost of capital). Management used a market approach and an income approach to estimate the fair value of each reporting unit, which incorporated significant assumptions, including revenue projections, EBITDA margin, discount rate, revenue terminal growth rate, income tax rate, working capital, capital expenditures, guideline public company revenue multiples, guideline transaction revenue multiples, and market participant acquisition premium.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Company's reporting units ; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue projections, EBITDA margin, discount rate, revenue terminal growth rate, capital expenditures, guideline public company revenue multiples, guideline transaction revenue multiples, and market participant acquisition premium for both the interim and annual impairment assessments and working capital for the interim impairment assessment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of each reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Company's reporting units; (ii) evaluating the appropriateness of the income and market approaches used by management; (iii) testing the completeness and accuracy of underlying data used; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue projections, EBITDA margin, discount rate, revenue terminal growth rate, capital expenditures, guideline public company revenue multiples, guideline transaction revenue multiples, and market participant acquisition premium for both the interim and annual impairment assessments and working capital for the interim impairment assessment. Evaluating management's assumptions related to revenue projections, EBITDA margin, revenue terminal growth rate, capital expenditures, and working capital involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of each reporting unit; (ii) the consistency with external market and industry data for assumptions other than capital expenditures and working capital; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches and (ii) the reasonableness of the discount rate, guideline public company revenue multiples, guideline transaction revenue multiples, and market participant acquisition premium.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
February 27, 2025

We have served as the Company's auditor since 2007.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands, except share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 84,991	$ 172,747
Accounts receivable, net of allowance of $5,244 and $2,248	452,573	394,868
Prepaids and other current assets	92,947	95,064
Income and other tax receivables	21,785	18,524
Total current assets	652,296	681,203
Long-term assets		
Property, plant and equipment, net	132,051	191,003
Operating lease assets	91,263	121,574
Goodwill	571,197	808,988
Deferred tax assets, net	8,498	38,151
Other intangible assets, net	164,808	198,433
Income and other tax receivables, long-term	31,781	44,673
Other long-term assets	101,486	101,573
Total long-term assets	1,101,084	1,504,395
Total assets	$ 1,753,380	$ 2,185,598
LIABILITIES, STOCKHOLDERS' EQUITY AND MEZZANINE EQUITY		
Current liabilities		
Accounts payable	$ 84,180	$ 96,577
Accrued employee compensation and benefits	137,636	146,184
Other accrued expenses	22,578	32,217
Income tax payable	3,007	4,909
Deferred revenue	64,752	81,171
Current operating lease liabilities	33,358	38,271
Other current liabilities	8,425	3,698
Total current liabilities	353,936	403,027
Long-term liabilities		
Line of credit	975,000	995,000
Deferred tax liabilities, net	17,457	3,137
Non-current income tax payable	—	—
Non-current operating lease liabilities	71,008	96,809
Other long-term liabilities	67,860	72,083
Total long-term liabilities	1,131,325	1,167,029
Total liabilities	1,485,261	1,570,056
Commitments and contingencies (Note 13)		
Stockholders' equity		
Preferred stock; $0.01 par value; 10,000,000 shares authorized; zero shares outstanding as of December 31, 2024 and December 31, 2023	—	—
Common stock; $0.01 par value; 150,000,000 shares authorized; 47,749,494 and 47,427,200 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	477	474
Additional paid-in capital	420,181	407,415
Treasury stock at cost: 34,328,112 and 34,625,053 shares as of December 31, 2024 and December 31, 2023, respectively	(584,900)	(589,807)
Accumulated other comprehensive income (loss)	(132,121)	(89,876)
Retained earnings	546,617	870,429
Noncontrolling interest	17,865	16,907
Total stockholders' equity	268,119	615,542
Total liabilities, stockholders' equity and mezzanine equity	$ 1,753,380	$ 2,185,598

The accompanying notes are an integral part of these consolidated financial statements.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(Amounts in thousands, except per share amounts)

| | Year Ended December 31, | | |
	2024	2023	2022
Revenue	$ 2,207,587	$ 2,462,817	$ 2,443,707
Operating expenses			
Cost of services (exclusive of depreciation and amortization presented separately below)	1,735,865	1,932,877	1,856,518
Selling, general and administrative	293,042	290,873	287,433
Depreciation and amortization	97,955	101,272	111,791
Restructuring charges, net	10,152	8,041	5,673
Impairment losses	244,093	11,733	13,749
Total operating expenses	2,381,107	2,344,796	2,275,164
Income (loss) from operations	(173,520)	118,021	168,543
Other income (expense)			
Interest income	2,732	5,150	1,811
Interest expense	(84,315)	(78,321)	(36,067)
Other income (expense), net	18,586	(4,126)	10,161
Total other income (expense)	(62,997)	(77,297)	(24,095)
Income (loss) before income taxes	(236,517)	40,724	144,448
Provision for income taxes	(74,100)	(22,460)	(27,115)
Net income (loss)	(310,617)	18,264	117,333
Net income attributable to noncontrolling interest	(10,348)	(9,836)	(14,093)
Net income (loss) attributable to TTEC stockholders	$ (320,965)	$ 8,428	$ 103,240
Other comprehensive income (loss)			
Net income (loss)	$ (310,617)	$ 18,264	$ 117,333
Foreign currency translation adjustments	(30,841)	30,783	(28,688)
Derivative valuation, gross	(11,898)	8,416	178
Derivative valuation, tax effect	—	(2,190)	(49)
Other, net of tax	330	(391)	183
Total other comprehensive income (loss)	(42,409)	36,618	(28,376)
Total comprehensive income (loss)	(353,026)	54,882	88,957
Less: Comprehensive income attributable to noncontrolling interest	(10,184)	(9,501)	(12,679)
Comprehensive income (loss) attributable to TTEC stockholders	$ (363,210)	$ 45,381	$ 76,278
Weighted average shares outstanding			
Basic	47,614	47,335	47,121
Diluted	47,614	47,419	47,335
Net income (loss) per share attributable to TTEC stockholders			
Basic	$ (6.74)	$ 0.18	$ 2.19
Diluted	$ (6.74)	$ 0.18	$ 2.18

The accompanying notes are an integral part of these consolidated financial statements.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Mezzanine Equity
(Amounts in thousands)

	Stockholders’ Equity of the Company								
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling interest	Total Stockholders' Equity	Mezzanine Equity
	Shares	Amount							
Balance as of December 31, 2021	46,990	$ 470	$ (597,031)	$ 361,135	$ (98,426)	$ 856,065	$ 15,812	$ 538,025	$ 56,316
Net income	—	—	—	—	—	103,240	13,180	116,420	913
Dividends to shareholders ($1.02 per common share)	—	—	—	—	—	(48,072)	—	(48,072)	—
Payments distributed to noncontrolling interest or mezzanine equity	—	—	—	—	—	—	(10,299)	(10,299)	(1,584)
Foreign currency translation adjustments	—	—	—	—	(28,187)	—	(501)	(28,688)	—
Derivatives valuation, net of tax	—	—	—	—	129	—	—	129	—
Vesting of restricted stock units	234	2	3,867	(11,033)	—	—	—	(7,164)	—
Equity-based compensation expense	—	—	—	17,571	—	—	—	17,571	—
Other, net of tax	—	—	—	—	183	—	—	183	—
Balance as of December 31, 2022	47,224	$ 472	$ (593,164)	$ 367,673	$ (126,301)	$ 911,233	$ 18,192	$ 578,105	$ 55,645
Buyout of mezzanine equity	—	—	—	24,067	—	—	—	24,067	(24,067)
Net income	—	—	—	—	—	8,428	9,308	17,736	528
Dividends to shareholders ($1.04 per common share)	—	—	—	—	—	(49,232)	—	(49,232)	—
Buyout of noncontrolling interest or mezzanine equity	—	—	—	—	—	—	—	—	(31,920)
Payments distributed to noncontrolling interest	—	—	—	—	—	—	(10,786)	(10,786)	(186)
Foreign currency translation adjustments	—	—	—	—	30,590	—	193	30,783	—
Derivatives valuation, net of tax	—	—	—	—	6,226	—	—	6,226	—
Vesting of restricted stock units	203	2	3,357	(6,396)	—	—	—	(3,037)	—
Equity-based compensation expense	—	—	—	22,071	—	—	—	22,071	—
Other, net of tax	—	—	—	—	(391)	—	—	(391)	—
Balance as of December 31, 2023	47,427	$ 474	$ (589,807)	$ 407,415	$ (89,876)	$ 870,429	$ 16,907	$ 615,542	$ —
Net income (loss)	—	—	—	—	—	(320,965)	10,348	(310,617)	—
Dividends to shareholders ($0.06 per common share)	—	—	—	—	—	(2,847)	—	(2,847)	—
Payments distributed to noncontrolling interest	—	—	—	—	—	—	(9,226)	(9,226)	—
Foreign currency translation adjustments	—	—	—	—	(30,677)	—	(164)	(30,841)	—
Derivatives valuation, net of tax	—	—	—	—	(11,898)	—	—	(11,898)	—
Vesting of restricted stock units	322	3	4,907	(5,924)	—	—	—	(1,014)	—
Equity-based compensation expense	—	—	—	18,690	—	—	—	18,690	—
Other, net of tax	—	—	—	—	330	—	—	330	—
Balance as of December 31, 2024	47,749	$ 477	$ (584,900)	$ 420,181	$ (132,121)	$ 546,617	$ 17,865	$ 268,119	$ —

The accompanying notes are an integral part of these consolidated financial statements.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ (310,617)	$ 18,264	$ 117,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	97,955	101,272	111,791
Amortization of contract acquisition costs	1,995	2,288	2,065
Amortization of debt issuance costs	2,020	1,067	1,018
Imputed interest expense and fair value adjustments to contingent consideration	(1,496)	7,579	1,746
Provision for credit losses	3,596	2,009	9,391
(Gain) loss on disposal of assets	(13,281)	2,219	1,916
Loss on dissolution of subsidiary	—	301	—
Impairment losses	244,093	11,733	13,749
Deferred income taxes	58,530	(7,528)	(11,001)
Excess tax benefit from equity-based awards	4,352	1,705	(1,122)
Equity-based compensation expense	18,690	22,071	17,571
(Gain) loss on foreign currency derivatives	384	(3)	(7)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(66,329)	22,359	(74,564)
Prepaids and other assets	(17,120)	8,570	43,699
Accounts payable and accrued expenses	(43,220)	9,518	(12,695)
Deferred revenue and other liabilities	(38,370)	(58,659)	(83,842)
Net cash (used in)/provided by operating activities	(58,818)	144,765	137,048
Cash flows from investing activities			
Proceeds from sale of long-lived assets	45,650	261	229
Purchases of property, plant and equipment, net of acquisitions	(45,173)	(67,839)	(84,012)
Acquisitions	—	—	(142,420)
Net cash provided by/(used in) investing activities	477	(67,578)	(226,203)
Cash flows from financing activities			
Proceeds from/(repayments of) line of credit	(20,000)	35,000	169,000
Payments on other debt	(2,405)	(2,317)	(3,245)
Payments of contingent consideration and hold-back payments to acquisitions	—	(37,676)	(9,600)
Dividends paid to shareholders	(2,847)	(49,232)	(48,072)
Payments to noncontrolling interest or mezzanine equity	(9,226)	(10,972)	(11,883)
Tax payments related to issuance of restricted stock units	(1,014)	(3,037)	(7,164)
Payments of debt issuance costs	(2,804)	—	—
Net cash (used in)/provided by financing activities	(38,296)	(68,234)	89,036
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,723	(2,112)	(13,499)
Increase/(decrease) in cash, cash equivalents and restricted cash	(88,914)	6,841	(13,618)
Cash, cash equivalents and restricted cash, beginning of period	173,905	167,064	180,682
Cash, cash equivalents and restricted cash, end of period	$ 84,991	$ 173,905	$ 167,064
Supplemental disclosures			
Cash paid for interest	$ 82,076	$ 77,199	$ 34,984
Cash paid for income taxes	$ 43,611	$ 46,129	$ 42,563
Non-cash investing and financing activities			
Acquisition of long-lived assets through finance leases	$ 886	$ 3,126	461
Acquisition of equipment through increase in accounts payable, net	$ (2,872)	$ 2,626	$ 3,346

The accompanying notes are an integral part of these consolidated financial statements.

TTEC HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

(1)   OVERVIEW AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

Founded in 1982, TTEC Holdings, Inc. ("TTEC", "the Company"; pronounced "T-TEC") is a global customer experience ("CX") outsourcing partner for marquee and high-growth brands and public sector clients. The Company designs, builds, and operates technology-enabled customer experiences across live interaction channels and data-driven digital solutions to help clients improve customer satisfaction and loyalty, increase customer revenue and profitability, and optimize overall cost to serve. As of December 31, 2024, TTEC served over 715 clients across targeted industry verticals including financial services, healthcare, public sector, communications, technology, media, entertainment, travel and hospitality, automotive and retail.

The Company operates and reports its financial results of operation through two business segments:

- **TTEC Digital** is one of the largest CX technology and service providers and is focused on the intersection of Contact Center as a Service ("CCaaS"), Customer Relationship Management ("CRM"), and Artificial Intelligence (AI) and Analytics. A professional services organization comprised of software engineers, systems architects, data scientists and CX strategists, this segment creates and implements strategic CX transformation roadmaps; sells, operates, and provides managed services for cloud platforms and premise-based CX technologies including Amazon Web Services ("AWS"), Cisco, Genesys, Google, and Microsoft; and creates proprietary IP to support industry specific and custom client needs. TTEC Digital serves clients across enterprise and small and medium sized business segments and has a dedicated unit with government technology certifications serving the public sector.

- **TTEC Engage** provides the digitally enabled CX operational and managed services to support large, complex enterprise clients' end-to-end customer interactions at scale across the world. Tailored to meet industry specific business needs, this segment delivers data-driven omnichannel customer care, customer acquisition, growth, and retention services, tech support, fraud mitigation and back-office solutions. The segment's technology-enabled delivery model covers the entire solution lifecycle including associate recruitment, onboarding, training, delivery, workforce management and quality assurance.

TTEC pursues its CX market leadership through strategic collaboration across TTEC Digital and TTEC Engage. Together, TTEC's ability to deliver comprehensive and transformational customer experience solutions to its clients is a marketplace differentiation, including integrated CX technology and service solutions, go-to-market strategies, and innovative offerings.

During 2024, TTEC Digital and TTEC Engage global operating platform delivered onshore, nearshore and offshore services in 22 countries on six continents – the United States, Australia, Belgium, Brazil, Bulgaria, Canada, Colombia, Costa Rica, Egypt, Germany, Greece, Honduras, India, Ireland, Mexico, the Netherlands, New Zealand, the Philippines, Poland, South Africa, Thailand, and the United Kingdom – with contribution from approximately 52,000 customer care associates, consultants, technologists, and CX professionals.

Basis of Presentation

The Consolidated Financial Statements are comprised of the accounts of TTEC, its wholly owned subsidiaries, its 55% equity owned subsidiary Percepta, LLC, its 70% equity owned subsidiary First Call Resolution, LLC through March 31, 2023 and then 100% owned subsequently, and its 70% equity owned subsidiary Serendebyte, Inc. through December 8, 2023 (see Note 2). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates including those related to derivatives and hedging activities, income taxes including the valuation allowance for deferred tax assets, litigation reserves, restructuring reserves, allowance for credit losses, contingent consideration, redeemable noncontrolling interest, and valuation of goodwill, long-lived and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ materially from these estimates under different assumptions or conditions.

Out-of-period Adjustment

The Consolidated Financial Statements for the year ended December 31, 2023 included an adjustment of $14.2 million to other comprehensive income and deferred tax assets, to correct for an error identified by management during the preparation of the financial statements. This adjustment was to reflect the deferred tax impact of currency translation adjustments, of which $14.2 million related to prior annual fiscal periods. Management has determined that this error was not material to the historical financial statements in any individual period or in the aggregate and did not result in the previously issued financial statements being materially misstated. As such, management recorded the correction as an out-of-period adjustment in the year ended December 31, 2023.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash, primarily held in interest-bearing investments, and liquid short-term investments, which have original maturities of less than 90 days. Restricted cash includes cash whereby the Company's ability to use the funds at any time is contractually limited or is generally designated for specific purposes arising out of certain contractual or other obligations.

The Company manages a centralized global treasury function in the United States with a focus on safeguarding and optimizing the use of its global cash and cash equivalents. The Company's cash is held in the U.S. in U.S. dollars and outside of the U.S. in U.S. dollars and foreign currencies. The Company believes that it has effectively mitigated and managed its risk relating to its global cash through its cash management practices, banking partners, and utilization of diversified bank deposit accounts and high quality investments. However, the Company can provide no assurances that it will not sustain losses.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the Consolidated Balance Sheets that sum to the amounts reported in the Consolidated Statement of Cash Flows (in thousands):

	December 31, 2024	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 84,991	$ 172,747	$ 153,435
Restricted cash included in "Prepaid and other current assets"	—	1,158	13,629
Total	$ 84,991	$ 173,905	$ 167,064

Concentration of Credit Risk

The Company is exposed to credit risk in the normal course of business, primarily related to accounts receivable and derivative instruments. Historically, the losses related to credit risk have been immaterial due to the Company monitoring its collection processes to reduce its credit risk. The Company regularly monitors its credit risk to mitigate the possibility of current and future exposures resulting in a loss. The Company evaluates the creditworthiness of its clients prior to entering into an agreement to provide services and as necessary through the life of the client relationship. The Company does not believe it is exposed to more than a nominal amount of credit risk in its derivative hedging activities, as the Company diversifies its activities across eight investment-grade financial institutions.

Fair Value of Financial Instruments

Fair values of cash equivalents, accounts receivable, accounts payable and debt approximate the carrying amounts because of their short-term nature.

Accounts Receivable

At the end of each quarter an allowance for credit losses will be calculated based on the current quarterly revenue multiplied by the historical loss percentage of the prior three-year period and recorded in the Consolidated Statements of Comprehensive Income (Loss). In addition to the evaluation of historical losses, the Company considers current and future economic conditions and events such as changes in customer credit quality and liquidity. The Company will write-off accounts receivable against this allowance when the Company determines a balance is uncollectible.

Derivatives

The Company enters into foreign exchange forward and option contracts to reduce its exposure to foreign currency exchange rate fluctuations that are associated with forecasted revenue earned in foreign locations. Upon proper qualification, these contracts are designated as cash flow hedges. The Company formally documents at the inception of the hedge all relationships between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedging activities.

All derivative financial instruments are reported at fair value and recorded in Prepaids and other current assets, Other long-term assets, Other current liabilities, and Other long-term liabilities in the accompanying Consolidated Balance Sheets as applicable for each period end. Changes in fair value of derivative instruments designated as cash flow hedges are recorded in Accumulated other comprehensive income (loss), a component of Stockholders' Equity, to the extent they are deemed effective. Ineffectiveness is measured based on the change in fair value of the forward contracts and the fair value of the hypothetical derivatives with terms that match the critical terms of the risk being hedged. Based on the criteria established by current accounting standards, the Company's cash flow hedge contracts are deemed to be highly effective. Any realized gains or losses resulting from the foreign currency cash flow hedges are recognized together with the hedged transaction within Revenue. Gains and losses from the settlements of the Company's net investment hedges remain in Accumulated other comprehensive income (loss) until partial or complete liquidation of the applicable net investment.

The Company also enters into fair value derivative contracts that hedge against foreign currency exchange gains and losses primarily associated with short-term payables and receivables. Changes in the fair value of derivative instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in Other income (expense), net in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and amortization. Maintenance, repairs and minor renewals are expensed as incurred.

Depreciation and amortization are computed on the straight-line method based on the following estimated useful lives:

Building	30 years
Computer equipment and software	3 to 7 years
Telephone equipment	4 to 7 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of economic useful life (typically 10 years) or original lease term
Other	3 to 7 years

The Company evaluates the carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset is considered to be impaired when the forecasted undiscounted cash flows of an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of forecasted future cash flows.

Software Development Costs

The Company capitalizes costs incurred to acquire or develop software for internal use. Capitalized software development costs are amortized using the straight-line method over the estimated useful life equal to the lesser of the license term or 4 or 7 years depending on the software type. The expense related to these assets has been classified as amortization expense within the income statement except for assets that are classified as cloud computing arrangements are presented in other long-term assets within the Consolidated Balance Sheets and expensed as operating expenses within the Consolidated Statements of Comprehensive Income (Loss).

Goodwill

The Company evaluates goodwill for possible impairment at least annually on December 1, and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses a two-step process to assess the realizability of goodwill. The first step, Step 0, is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. For example, the Company analyzes changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there would be a significant decline to the fair value of a particular reporting unit. A qualitative assessment also includes analyzing the excess fair value of a reporting unit over its carrying value from impairment assessments performed in previous years. If the qualitative assessment indicates a stable or improved fair value, no further testing is required.

If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, or if a reporting unit's fair value has historically been closer to its carrying value, the Company will proceed to Step 1 testing where the Company calculates the fair value of a reporting unit. If Step 1 indicates that the carrying value of a reporting unit is in excess of its fair value, the Company will record an impairment equal to the amount by which a reporting unit's carrying value exceeds its fair value.

Other Intangible Assets

The Company has other intangible assets that include customer relationships (definite-lived), trade names (definite-lived) and non-compete agreements (definite-lived). Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 1 to 12 years. The Company evaluates the carrying value of its definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A definite-lived intangible asset is considered to be impaired when the forecasted undiscounted cash flows of its asset group are estimated to be less than its carrying value.

The Company evaluates indefinite-lived intangible assets for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Similar to goodwill, the Company may first use a qualitative analysis to assess the realizability of its indefinite-lived intangible assets. The qualitative analysis will include a review of changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there would be a significant decline to the fair value of an indefinite-lived intangible asset. If a quantitative analysis is completed, an indefinite-lived intangible asset (i.e. trade name) is evaluated for possible impairment by comparing the fair value of the asset with its carrying value. Fair value is estimated as the discounted value of future revenues arising from a trade name using a royalty rate that a market participant would pay for use of that trade name. An impairment charge is recorded if the intangible asset's carrying value exceeds its estimated fair value.

Restructuring Liabilities

The Company routinely assesses the profitability and utilization of its customer engagement centers and existing markets. In some cases, the Company has chosen to close under-performing customer engagement centers and complete reductions in workforce to enhance future profitability. Severance payments that occur from reductions in workforce are in accordance with the Company's postemployment plans and/or statutory requirements that are communicated to all employees upon hire date; therefore, severance liabilities are recognized when they are determined to be probable and reasonably estimable. Other liabilities for costs associated with an exit or disposal activity are recognized when the liability is incurred, rather than upon commitment to a plan.

Income Taxes

Accounting for income taxes requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the Consolidated Financial Statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Gross deferred tax assets may then be reduced by a valuation allowance for amounts that do not satisfy the realization criteria established by current accounting standards.

The Company accounts for uncertain tax positions using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. The Company evaluates these uncertain tax positions on a quarterly basis. This evaluation is based on the consideration of several factors including changes in facts or circumstances, changes in applicable tax law, and settlement of issues under audit. The Company recognizes interest and penalties related to uncertain tax positions as a part of the Provision for income taxes in the accompanying Consolidated Statements of Comprehensive Income (Loss).

During the fourth quarter of 2023, the Company released its indefinite reinvestment assertion. The Company has completed its analysis in regard to the full tax impact of these changes in its indefinite reinvestment reassertion and any related taxes have been recorded. The Company generally intends to limit distributions from non-U.S. subsidiaries to cash balances available in foreign jurisdictions.

No additional income taxes have been provided for any remaining outside basis difference inherent in our foreign subsidiaries as these amounts continue to be indefinitely reinvested in foreign operations. Determination of any unrecognized deferred tax liability related to the outside basis difference in investments in foreign subsidiaries is not practicable due to the inherent complexity of the multi-national tax environment in which we operate.

The Organization for Economic Co-operation and Development (OECD), supported by 140 of their member countries, have agreed to implement a minimum 15% tax rate on certain multinational enterprises and have released model guidance. This global minimum tax, known as the Pillar Two framework, became effective across various countries in 2024, as each country continues to enact legislation influenced by the OECD Pillar 2 rules. The Company does not expect the adoption of the Pillar Two framework to have a material impact on its effective tax rate, but continues to evaluate additional guidance released by the OECD, along with the pending and adopted legislation in each of the countries in which the Company operates.

Revenue Recognition

The Company recognizes revenue from contracts and programs when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Performance obligation is the unit of accounting for revenue recognition under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" and all related amendments ("ASC 606"). A contract's transaction price is allocated to each distinct performance obligation in recognizing revenue.

The Business Process Outsourcing ("BPO") inbound and outbound service fees are based on either a per minute, per hour, per FTE, per transaction or per call basis, which represents the majority of our contracts. These contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For example, services for the training of the Company's agents (which are separately billable to the customer) are a separate promise in the BPO contracts, but they are not distinct from the primary service obligations to transfer services to the customers. The performance of the customer service by the agents is highly dependent on the initial, growth, and seasonal training services provided to the agents during the life of a program. The training itself is not considered to have value to the customer on a standalone basis, and therefore, training on a standalone basis cannot be considered a separate unit of accounting. The Company therefore defers revenue from certain training services that are rendered mainly upon commencement of a new client contract or program, including seasonal programs. Revenue is also deferred when there is significant growth training in an existing program. Accordingly, recognition of initial, growth, and seasonal training revenues and associated costs (consisting primarily of labor and related expenses) are deferred and amortized over the period of economic benefit. With the exception of training, which is typically billed upfront and deferred, the remainder of revenue is invoiced on a monthly or quarterly basis as services are performed and does not create a contract asset or liability.

In addition to revenue from BPO services, revenue also consists of fees from services for program launch, professional consulting, fully-hosted or managed technology and learning innovation services. The contracts containing these service offerings may contain multiple performance obligations. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company forecasts its expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service. The Company forecasts its expected cost based on historical data, current prevailing wages, other direct and indirect costs incurred in recently completed contracts, market conditions, and other client specific cost considerations. For these services, the point at which the transfer of control occurs determines when revenue is recognized in a specific reporting period. Within the TTEC Digital segment, where there are product sales, the attribution of revenue is recognized when the transfer of control is completed, and the products are delivered to the client's location. Where services are rendered to a customer, the attribution is aligned with the progress of work and is recognized over time (i.e. based on measuring the progress toward complete satisfaction of a performance obligation using an output method or an input method). Where an output method is used, revenue is recognized on the basis of direct measurements of the value to the customer of the goods or services transferred relative to the remaining goods or services promised under the contract. The majority of the Company's services are recognized over time using the input method in which revenue is recognized on the basis of efforts or inputs toward satisfying a performance obligation (for example, resources consumed, labor hours expended, costs incurred, or time elapsed) relative to the total expected inputs to satisfy the performance obligation. The measures used provide faithful depiction of the transfer of goods or services to the customers. For example, revenue is recognized on certain consulting contracts based on labor hours expended as a measurement of progress where the consulting work involves input of consultants' time. The progress is measured based on the hours expended over total number of estimated hours included in the contract multiplied by the total contract consideration. The contract consideration can be a fixed price or an hourly rate, and in either case, the use of labor hours expended as an input measure provides a faithful depiction of the transfer of services to the customers. Deferred revenues for these services represent amounts collected from, or invoiced to, customers in excess of revenues recognized. This results primarily from i) receipt of license fees that are deferred due to one or more of the revenue recognition criteria not being met, and ii) the billing of annual customer support agreements, annual managed service agreements, and billings for other professional services that have not yet been performed by the Company. The Company records amounts billed and received, but not earned, as deferred revenue. These amounts are recorded in either Deferred revenue or Other long-term liabilities, as applicable, in the accompanying Consolidated Balance Sheets based on the period over which the Company expects to render services. Costs directly associated with revenue deferred, consisting primarily of labor and related expenses, are also deferred and recognized in proportion to the expected future revenue from the contract.

Variable consideration exists in contracts for certain client programs that provide for adjustments to monthly billings based upon whether the Company achieves, exceeds or fails certain performance criteria. Adjustments to monthly billings consist of contractual bonuses/penalties, holdbacks and other performance based conditions. Variable consideration is estimated at contract inception at its most likely value and updated at the end of each reporting period as additional performance data becomes available. Revenue related to such variable consideration is recognized only to the extent that a significant reversal of any incremental revenue is not considered probable.

Contract modifications are routine in the performance of the customer contracts. Contracts are often modified to account for customer mandated changes in the contract specifications or requirements, including service level changes. In most instances, contract modifications relate to goods or services that are incremental and distinctly identifiable, and, therefore, are accounted for prospectively.

Incremental Costs to Obtain a Contract

Direct and incremental costs to obtain or fulfill a contract are capitalized, and the capitalized costs are amortized over the corresponding period of benefit, determined on a contract-by-contract basis. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects to recover those costs. The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a customer contract that it would not have incurred if the contract had not been obtained. Contract acquisition costs consist primarily of payment of commissions to sales personnel and are incurred when customer contracts are signed. The deferred sales commission amounts are amortized based on the expected period of economic benefit and are classified as current or non-current based on the timing of when they are expected to be recognized as an expense. Costs to obtain a contract that would have been incurred regardless of whether the contract was obtained are recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Sales commissions are paid for obtaining new clients only and are not paid for contract renewals or contract modifications. Capitalized costs of obtaining contracts are periodically reviewed for impairment. As of December 31, 2024 and 2023, the Company has a deferred asset of $11.0 million and $8.5 million, respectively, in Prepaids and other current assets and Other long-term assets in the Consolidated Balance Sheets, related to sales commissions.

In certain cases, the Company negotiates an upfront payment to a customer in conjunction with the execution of a contract. Such upfront payments are critical to acquisition of new business and are often used as an incentive to negotiate favorable rates from the clients and are accounted for as upfront discounts for future services. Such payments are either made in cash at the time of execution of a contract or are netted against the Company's service invoices. Payments to customers are capitalized as contract acquisition costs and are amortized in proportion to the expected future revenue from the contract, which in most cases results in straight-line amortization over the life of the contract. Such payments are considered a reduction of the selling prices of the Company's products or services, and therefore, are accounted for as a reduction of revenue when amortized. Such capitalized contract acquisition costs are periodically reviewed for impairment taking into consideration ongoing future cash flows expected from the contract and estimated remaining useful life of the contract.

Practical Expedients and Exemptions

Some of the Company's service contracts are short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient in ASC 606-10-50-14 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less. Also in alignment with ASC 606-10-50-14, the Company does not disclose the value of unsatisfied performance obligations for contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. Additionally, the Company's standard payment terms are less than one year from transfer of goods or services. Given the foregoing, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. Pursuant to the Company's election of the practical expedient under ASC 606-10-32-2A, sales, value add, and other taxes that are collected from customers concurrent with revenue-producing activities, which the Company has an obligation to remit to the governmental authorities, are excluded from revenue.

Lease Expense

The Company has negotiated certain rent holidays, landlord/tenant incentives and escalations in the base price of lease payments over the initial term of its operating leases. The initial term could include the "build-out" period of leases, where no lease payments are typically due. The Company recognizes rent holidays and rent escalations on a straight-line basis to lease expense over the lease term. The landlord/tenant incentives are recorded as a reduction to the right of use asset and depreciated on a straight line basis over the remaining lease term once the assets are placed in service.

Equity-Based Compensation Expense

Equity-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, which is typically the vesting term of the share-based payment award. The Company estimates the forfeiture rate annually based on its historical experience of forfeited awards.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiaries, whose functional currency is not the U.S. Dollar, are translated at the exchange rates in effect on the last day of the period and income and expenses are translated using the monthly average exchange rates in effect for the period in which the items occur. Foreign currency translation gains and losses are recorded in Accumulated other comprehensive income (loss) within Stockholders' Equity. Foreign currency transaction gains and losses are included in Other income (expense), net in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Liquidity

The Company's Credit Agreement includes a number of financial covenants and operating restrictions of which failure to comply could result in a default under the Credit Agreement. As of the issuance of these financial statements, the Company believes it has sufficient cash on hand, positive working capital, and availability to access additional cash under the Credit Facility to meet its business operating requirements, its capital expenditures and to continue to comply with the amended debt covenants for the next 12 months. In the event that the Company does not remain in compliance with the financial covenants under the Credit Facility, it may need to negotiate additional amendments to or waivers of the terms of such credit facilities, refinance its debt, reduce discretionary spending or raise additional capital.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform" (Topic 848), which provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform due to the anticipated cessation of the London Interbank Offered Rate ("LIBOR"). The ASU is effective from March 12, 2020, may be applied prospectively and could impact the accounting for LIBOR provisions in the Company's credit facility agreement. In addition, in January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform – Scope," which clarified the scope of ASC 848 relating to contract modifications. The Company adopted the standard effective April 1, 2023 and the adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures" related to disclosures regarding a public entity's reportable segments and provides more detailed information about a reportable segment's expenses. The ASU is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024, with retrospective application required. The Company adopted the standard January 1, 2024. The adoption resulted in the Company adding the required detailed segment information within the Company's segment disclosure footnote.

Other Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. The ASU is effective for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is assessing the effect on its annual consolidated financial statement disclosures; however, adoption will not impact the Company's consolidated balance sheets or income statements.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income statement expenses" in response to longstanding requests from investors for more information about an entity's expenses, specifically categories of expenses such as (purchases of inventory, employee compensation, depreciation, and amortization, and depletion). The ASU is effective for fiscal years beginning after December 15, 2026, with retrospective application permitted. The Company is still evaluating the potential impact of the pronouncement.

(2)   ACQUISITIONS

Serendebyte

In connection with the acquisition by TTEC Digital, LLC of a 70% interest in Serendebyte Inc. ("Serendebyte"), Serendebyte's founder exercised his put rights on December 8, 2023, which required TTEC to acquire the remaining 30% interest in Serendebyte. As part of the exercise, the Serendebyte founder failed to fulfill the agreed provisions of the sale and purchase agreement that parties executed on February 7, 2020.

In connection with triggering the option, on December 8, 2023, a $0.3 million accrual was reclassified from Redeemable noncontrolling interest to Accrued expenses and the remaining balance was reclassified to Additional paid in capital.

FCR

Pursuant to the Membership Interest Purchase Agreement of October 26, 2019 between Ortana Holdings, Inc. and TTEC Services Corporation for the acquisition by TTEC of a 70% interest in First Call Resolution, LLC ("FCR" and "FCR MIPA", respectively), Ortana Holdings exercised its put rights in January 2023, which required TTEC to acquire Ortana Holdings' remaining 30% interest in FCR. The purchase price for the remaining 30% interest was determined based on the express provisions of the FCR MIPA and was based on FCR's performance during 2022. The buyout agreement was signed on April 4, 2023 and reflected a buyout purchase price of $22.4 million.

In connection with the triggering of the option, as of March 31, 2023, the $22.4 million purchase price was reclassified from Redeemable noncontrolling interest to Accrued expenses and the remaining balance of $20.5 million was reclassified to Additional paid in capital. In February 2023, a $9.2 million payment related to excess cash distribution was completed and in April 2023, the final payment of $22.4 million was completed.

Certain Assets of Faneuil

On April 1, 2022, the Company completed an acquisition through its subsidiary TTEC Government Solutions LLC, of certain public sector citizen experience contracts in the transportation infrastructure and healthcare exchange industries from Faneuil, Inc., a subsidiary of ALJ Regional Holdings, Inc., ("the Faneuil Transaction"). The acquired business is operated as part of the TTEC Engage segment and was fully consolidated into the financial statements of TTEC. The Faneuil Transaction was recorded as a business combination under ASC 805, Business Combinations, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values as of the acquisition date.

Total cash paid at the time of acquisition was $142.4 million. The Faneuil Transaction included contingent payments that were based on the revenue and EBITDA performance of certain contracts with the value of the contingent payments to be determined.

During the second quarter of 2023, the contingent payment obligation was modified to a minimum payment of $7.4 million and a maximum payment of $10.4 million. An initial payment of $7.4 million was completed in May 2023. During 2023, a combined $3.0 million net expense was recorded related to fair value adjustments for the estimated contingent payment based on changes in estimated EBITDA, the timing of cash flows and market interest rate changes. These benefits (expenses) were included in Other income (expense) in the Consolidated Statements of Comprehensive Income (Loss). As of December 31, 2024, the Company has not accrued for any further contingent consideration payments based on its fair value.

The Faneuil Transaction included an indemnity escrow which was disbursed as a holdback payment on the acquisition date. The indemnity payments relate to real estate and technology funds that will be spent post-close related to various IT upgrades and real estate expenses, and indemnity related to potential future employee wage increases. The indemnity payments were valued based on a weighted average of several current scenarios and a receivable of $10.4 million was recorded as of the acquisition date. During 2022, reductions in the fair value were calculated and a combined $4.6 million expense was recorded related to fair value adjustments for the receivable based on current information reflecting a better outcome with the contract negotiations and lower anticipated IT and facilities spending. During 2023, the payout value related to the IT and facilities reimbursement was finalized at $1.3 million, and an expense of $4.4 million was recorded. The payment was received by TTEC in May 2023 and as of June 30, 2023, the receivables were reduced to zero on the Consolidated Balance Sheet. The reductions in fair value related expenses were included in Other income (expense) in the Consolidated Statements of Comprehensive Income (Loss).

A multi-period excess earnings method under the income approach was used to estimate the fair value of the customer relationships intangible assets. The significant assumptions utilized in calculating the fair value of the customer relationships intangible assets were the customer attrition rate, revenue growth rates, forecasted EBITDA, and the discount rate.

The following summarizes the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date (in thousands):

	Acquisition Date Fair Value
Cash	$ —
Accounts receivable	704
Prepaid and other assets	8,420
Fixed assets	5,622
Right of use lease assets	17,778
Other assets	2,572
Customer relationships	61,310
Accrued employee compensation	(202)
Accrued expenses	(2,763)
Right of use lease liability - current	(3,129)
Right of use lease liability - non-current	(14,092)
Deferred income	(811)
Other liabilities	(8,891)
Net assets acquired	$ 66,518
Goodwill	75,902
Total purchase price	$ 142,420

In the first quarter of 2023, the Company finalized the valuation of Faneuil for the acquisition date assets acquired and liabilities assumed and determined that no material adjustments to any of the balances were required.

The Faneuil customer relationships are being amortized over a useful life of 10 years. The goodwill recognized from the Faneuil acquisition is attributable, but not limited to, the acquired workforce and expected synergies with the TTEC Engage segment. The tax basis of the acquired intangibles and goodwill will be materially deductible for income tax purposes. The acquired goodwill and intangibles and operating results of Faneuil are reported within the TTEC Engage segment from the date of acquisition.

Financial Impact of Acquired Businesses

The acquired business purchased in 2022 noted above contributed revenues of $258.8 million and $189.9 million, and a net income of $12.1 million and $4.5 million to the Company for the years ended December 31, 2024 and 2023, respectively.

The unaudited proforma financial results for the twelve months ended 2022 combines the consolidated results of the Company and Faneuil assuming the acquisition had been completed on January 1, 2021, The reported revenue and net income of $2,443.7 million and $103.2 million would have been $2,485.7 million and $106.6 million for the year ended December 31, 2022, respectively, on an unaudited proforma basis.

The Company did not have any material, nonrecurring proforma adjustments directly attributable to the business combinations included in the reported proforma revenue earnings. These proforma amounts have been calculated after applying the Company's accounting policies and adjusting the respective acquired businesses' results to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from the date indicated, with the consequential tax effects.

The unaudited proforma consolidated results are not to be considered indicative of the results if these acquisitions occurred in the periods mentioned above, or indicative of future operations or results. Additionally, the proforma consolidated results do not reflect any anticipated synergies expected as a result of the acquisition.

(3)   SEGMENT INFORMATION

The Company has two reportable segments, TTEC Digital and TTEC Engage based on nature of product and independent management of each business segment. Each segment is led by a President and the products and services sold are described below. Resources are allocated and performance is assessed by our CEO and CFO, who the Company has determined to collectively hold the function of Chief Operating Decision Maker ("CODM"). The CODM uses income from operations to assess the performance of each segment in the budgeting and forecasting process and when making decisions regarding allocating capital and personnel to the segments.

TTEC Digital and the CX Technology Services Industry

TTEC Digital clients are seeking solutions in many areas including cost optimization, CX technology modernization, inclusive of migrating to a more agile cloud-based ecosystem, improved CX talent and expertise, and practical solutions to further enable CX applications, including the design, implementation and pragmatic delivery of AI capabilities. TTEC Digital takes a technology agnostic approach to these challenges and focuses on designing and delivering solutions to each client's specific business needs at the intersection of contact center, CRM, and AI and Analytics. TTEC Digital supports the majority of CX platform and solution requirements through its strategic partnerships with the leading CX software vendors including Genesys, Microsoft, Cisco, AWS, Google, Salesforce, ServiceNow, and Nice among others.

TTEC Digital's solutions are built to respond to market needs for both enterprise and small and medium-sized business clients. AI design and delivery capabilities are woven across all five pillars of the Company offerings.

- Professional Services: System design, configuration and integration
- Managed Services: Cloud application and premise support
- CX Consulting: Transformation strategy and design
- CX Data and Analytics: Data science, engineering, and visualization
- IP & Software: Custom software engineering through TTEC Digital's IP and Software division

The segment has a three-pronged go to market strategy that includes growing existing client relationships, partner channel motions and general market development.

TTEC Engage and the CX BPO Services Industry

The TTEC Engage segment's solutions are built to respond to the following market needs for clients.

- Customer Support
- Tech Support
- Revenue Generation and Growth Services
- Fraud Mitigation
- AI Operations, including data annotation and labeling
- Back-office Support

TTEC Engage goes to market through a vertical approach with customized solutions that include industry specific talent, technology, certifications, and capabilities. For example, in the Banking, Financial Services and Insurance (BFSI) vertical, we support several lines of business with customized offerings for retail banking, online banking, credit card, property and casualty and loans. In healthcare, the segment supports care, technical support, revenue generation and back-office capabilities to meet the needs of payer, provider, clinical and pharma clients.

The Company allocates to each segment its portion of corporate operating expenses following the Company's standard accounting policies.

The following tables present certain financial data by segment (in thousands). The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

For the Year Ended December 31, 2024

	TTEC Engage		TTEC Digital		Total	
Revenue	$	1,748,569	$	459,018	$	2,207,587
Cost of services (exclusive of depreciation and amortization presented separately below) [1]		1,423,747		312,118		1,735,865
Selling, general and administrative		201,718		91,324		293,042
Depreciation and amortization		70,075		27,880		97,955
Other segment items[2]		250,240		4,005		254,245
Income from operations		(197,211)		23,691		(173,520)
Interest income						2,732
Interest expense						(84,315)
Other income (expense), net						18,586
Income before income taxes						(236,517)

For the year ended December 31, 2023

	TTEC Engage		TTEC Digital		Total	
Revenue	$	1,975,935	$	486,882	$	2,462,817
Cost of services (exclusive of depreciation and amortization presented separately below) [1]		1,598,907		333,970		1,932,877
Selling, general and administrative		201,634		89,239		290,873
Depreciation and amortization		74,040		27,232		101,272
Other segment items[2]		13,179		6,595		19,774
Income from operations		88,175		29,846		118,021
Interest income						5,150
Interest expense						(78,321)
Other income (expense), net						(4,126)
Income before income taxes						40,724

For the Year Ended December 31, 2022

	TTEC Engage		TTEC Digital		Total	
Revenue	$	1,980,037	$	463,670	$	2,443,707
Cost of services (exclusive of depreciation and amortization presented separately below) [1]		1,552,063		304,455		1,856,518
Selling, general and administrative		196,493		90,940		287,433
Depreciation and amortization		79,470		32,321		111,791
Other segment items[2]		18,363		1,059		19,422
Income from operations		133,648		34,895		168,543
Interest income						1,811
Interest expense						(36,067)
Other income (expense), net						10,161
Income before income taxes						144,448

[1] Cost of services primarily includes employee related and technology costs.
[2] Other segment items include impairment losses and restructuring charges.

	For the Year Ended December 31,					
	2024		**2023**		**2022**	
Capital Expenditures						
TTEC Digital	$	8,245	$	8,232	$	9,155
TTEC Engage		36,928		59,607		74,857
Total	$	45,173	$	67,839	$	84,012

	December 31,					
	2024		**2023**		**2022**	
Total Assets						
TTEC Digital	$	776,099	$	815,488	$	811,258
TTEC Engage		977,281		1,370,110		1,342,704
Total	$	1,753,380	$	2,185,598	$	2,153,962

The following tables present certain financial data based upon the geographic location where the services are provided (in thousands).

	As of and for the Year Ended December 31,		
	2024	**2023**	**2022**
Revenue			
United States / Canada	$ 1,497,887	$ 1,710,716	$ 1,738,053
Philippines / Asia Pacific / India	419,856	477,455	457,526
Europe / Middle East / Africa	174,155	142,665	131,575
Latin America	115,689	131,981	116,553
Total	$ 2,207,587	$ 2,462,817	$ 2,443,707
Property, plant and equipment, gross			
United States / Canada	$ 427,631	$ 506,092	$ 631,459
Philippines / Asia Pacific / India	150,567	170,403	162,857
Europe / Middle East / Africa	39,952	30,290	21,435
Latin America	43,967	45,731	41,892
Total	$ 662,117	$ 752,516	$ 857,643
Other long-term assets			
United States / Canada	$ 89,849	$ 90,810	$ 56,372
Philippines / Asia Pacific / India	9,298	7,752	8,826
Europe / Middle East / Africa	1,559	2,021	1,306
Latin America	780	990	1,230
Total	$ 101,486	$ 101,573	$ 67,734

(4)   ACCOUNTS RECEIVABLE AND SIGNIFICANT CLIENTS

Accounts receivable, net in the accompanying Consolidated Balance Sheets consists of the following (in thousands):

	December 31,	
	2024	**2023**
Accounts receivable	$ 457,817	$ 397,116
Less: Allowance for credit losses	(5,244)	(2,248)
Accounts receivable, net	$ 452,573	$ 394,868

At the end of each quarter, an allowance for credit losses has been calculated based on the current quarterly revenue multiplied by the historical loss percentage of the prior three-year period and recorded in the income statement. In addition to the evaluation of historical losses, the Company considers current and future economic conditions and events such as changes in customer credit quality and liquidity. The Company will write-off accounts receivable against this allowance when the Company determines a balance is uncollectible.

Activity in the Company's Allowance for credit losses consists of the following (in thousands):

	December 31,		
	2024	**2023**	**2022**
Balance, beginning of year	$ 2,248	$ 3,524	$ 5,409
Provision for credit losses	3,596	2,009	9,391
Uncollectible receivables written-off	(908)	(3,641)	(11,278)
Effect of foreign currency and other	308	356	2
Balance, end of year	$ 5,244	$ 2,248	$ 3,524

Significant Clients

The Company had one client that contributed in excess of 10% of total revenue for each of the years ended December 31, 2024, 2023 and 2022. This client operates in the automotive industry and is included in the TTEC Engage segment. The revenue from this client as a percentage of total revenue is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Automotive client	11 %	10 %	10 %

Accounts receivable from this client was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Automotive client	$ 32,773	$ 35,514	$ 38,539

The Company does have clients with aggregate revenue exceeding $100 million annually and the loss of one or more of these clients could have a material adverse effect on the Company's business, operating results, or cash flows. To mitigate this risk, the Company's business arrangements with these larger clients are structured as multiple contracts with different statements of work that are specific to a different line of business service; each of these contracts have different durations and renewal dates and a revenue opportunity below the $100 million aggregate. In the first quarter of 2024, one of our larger financial services clients notified us that it is exiting one of the lines of business that we support.

To limit the Company's credit risk with its clients, management performs periodic credit evaluations, maintains allowances for credit losses and may require pre-payment for services from certain clients whose financial stability practices raise concerns. Based on currently available information, management does not believe significant credit risk existed as of December 31, 2024, beyond what was already recognized.

Accounts Receivable Factoring Agreement

In the third quarter of 2024, the Company terminated its Uncommitted Receivables Purchase Agreement ("Agreement") with BMO Bank, N.A. ("Bank", or "BMO"), under the terms of which the Company had the right to sell, on a revolving basis, U.S. accounts receivables of certain clients at a discount to the Bank for cash on a limited recourse basis. The sales of accounts receivable in accordance with the prior Agreement are reflected as a reduction of Accounts Receivable, net on the Consolidated Balance Sheets. The Company retained no interest in the sold receivables but did retain all collection responsibilities on behalf of the Bank. The discount on the accounts receivable sold is recorded within Other expense, net in the Consolidated Statements of Comprehensive Income (Loss). The cash proceeds from the prior Agreement are included in the change in accounts receivable within the operating activities section of the Consolidated Statements of Cash Flow.

The balances related to the Factoring agreement are as follows (in thousands):

| | December 31, | |
	2024	**2023**
Total accounts receivable factored	$ —	$ 99,994
Total amounts collected from clients not yet remitted to Bank	$ —	$ 1,158

Any unremitted cash is restricted cash and is included within Prepaid and Other Current Assets with the corresponding liability included in Accrued Expenses on the Consolidated Balance Sheet. The Company has not recorded any servicing assets or liabilities as of December 31, 2024 and 2023 as the fair value of the servicing arrangement as well as the fees earned were not material to the financial statements.

(5) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

| | December 31, | |
	2024	**2023**
Land and buildings	$ —	$ 31,972
Computer equipment and software	402,768	428,164
Telephone equipment	40,018	40,955
Furniture and fixtures	57,005	75,338
Leasehold improvements	162,300	175,964
Motor vehicles	26	123
Property, plant and equipment, gross	662,117	752,516
Less: Accumulated depreciation and amortization	(530,066)	(561,513)
Property, plant and equipment, net	$ 132,051	$ 191,003

Depreciation and amortization expense for property, plant and equipment was $61.2 million, $64.2 million and $64.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Included in the computer equipment and software is internally developed software of $54.4 million net and $48.4 million net as of December 31, 2024 and 2023, respectively. During 2024, 2023 and 2022, impairments of internally developed software of $3.7 million, $0.1 million and $6.0 million, respectively, were expensed and included in Impairment losses in the Consolidated Statements of Comprehensive Income (Loss).

On November 5, 2024, TTEC Holdings, Inc., through its wholly-owned subsidiary, TTEC Services Corporation, entered into a definitive agreement to sell and subsequently closed the sale of a real estate asset in Englewood, Colorado for $45.5 million, subject to certain customary adjustments. The Company recorded a pre-tax gain of approximately $15.5 million upon close of the transaction in the fourth quarter of 2024 in other income (expense), net within the Consolidated Statements of Comprehensive Income (Loss). The Company utilized the proceeds from the sale to reduce its outstanding balance under its revolving line of credit.

(6) GOODWILL

Goodwill consisted of the following (in thousands):

	December 31, 2023	Acquisitions / Adjustments	Impairments	Effect of Foreign Currency	December 31, 2024
TTEC Digital	$ 500,576	$ —	$ —	$ (2,363)	$ 498,213
TTEC Engage	308,412	—	(233,532)	(1,896)	72,984
Total	$ 808,988	$ —	$ (233,532)	$ (4,259)	$ 571,197

	December 31, 2022	Acquisitions / Adjustments	Impairments	Effect of Foreign Currency	December 31, 2023
TTEC Digital	$ 502,806	$ (2,763)	$ —	$ 533	$ 500,576
TTEC Engage	305,039	2,763	—	610	308,412
Total	$ 807,845	$ —	$ —	$ 1,143	$ 808,988

Impairment

The Company has three reporting units with goodwill and performs a goodwill impairment test on at least an annual basis. The Company conducts its annual goodwill impairment test during the fourth quarter, or more frequently if indicators of impairment exist. In the second quarter of 2024, management identified a triggering event for impairment. Management performed a quantitative goodwill impairment analysis using the same methodology as the Company's annual Step 1 analysis described below, which resulted in reporting a $196 million pre-tax impairment charge. Recognition of this non-cash goodwill impairment charge resulted in a tax benefit that generated an incremental deferred tax asset of $37.5 million to the reporting unit's carrying value. Accordingly, the Company recorded an additional non-cash charge of $37.5 million to reduce the Company's carrying value to its previously determined fair value in accordance with the applicable goodwill impairment guidance. In total, a non-cash impairment loss of $233.5 million was recognized in the second quarter of 2024.

For the annual goodwill impairment analysis, the Company elected to perform a Step 1 evaluation for all of its reporting units, which includes comparing a reporting unit's estimated fair value to its carrying value. The determination of fair value requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term growth rates for the businesses, the useful lives over which the cash flows will occur and determination of appropriate discount rates (based in part on the Company's weighted average cost of capital). Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. As of December 1, 2024, the date of the annual impairment testing, the Company concluded that for all three of the reporting units, the fair values were in excess of their respective carrying values and the goodwill for those reporting units was not impaired.

The carrying value of Engage was $612.0 million at December 1, 2024, including approximately $73.0 million of goodwill. Based on the Company's assessment, the estimated fair value of the Engage reporting unit exceeded its carrying value by approximately 17%. If all assumptions are held constant, either a 6.4% increase in the discount rate or a 19.7% decrease in each year's projected revenue over the forecast period, would result in approximately a $103.0 million decrease in the estimated fair value of the Engage reporting unit. Such a change in either of these assumptions individually would have resulted in the Engage reporting unit failing Step 1 of the goodwill impairment analysis on December 1, 2024.

The carrying value of Digital Recurring was $433.5 million at December 1, 2024, including approximately $310.2 million of goodwill. Based on the Company's assessment, the estimated fair value of the Digital Recurring reporting unit exceeded its carrying value by approximately 7%. If all assumptions are held constant, either a 1.7% increase in the discount rate or a 2.6% decrease in each year's projected revenue over the forecast period, would result in approximately a $30.0 million decrease in the estimated fair value of the Digital Recurring reporting unit. Such a change in either of these assumptions individually would have resulted in the Digital Recurring reporting unit failing Step 1 of the goodwill impairment analysis on December 1, 2024.

The carrying value of Digital Professional Services was $225.9 million at December 1, 2024, including approximately $188.0 million of goodwill. Based on the Company's assessment, the estimated fair value of the Digital Professional Services reporting unit exceeded its carrying value by approximately 10%. If all assumptions are held constant, either a 3.0% increase in the discount rate or a 3.5% decrease in each year's projected revenue over the forecast period, would result in approximately a $22.1 million decrease in the estimated fair value of the Digital Professional Services reporting unit. Such a change in either of these assumptions individually would have resulted in the Digital Professional Services reporting unit failing Step 1 of the goodwill impairment analysis on December 1, 2024.

As an international outsourcing agent, TTEC's revenue and cash flows are susceptible to global economic conditions and client business volumes. In performing the Step 1 evaluation, the reporting unit's current backlog and pipeline of customer business were considered, as well as inflation rates, gross domestic product rates, historical revenue growth and profitability, and state of the CX industry.

The estimates of fair value were based on generally accepted valuation techniques and information available at the date of the assessment, which incorporated management's assumptions about expected revenues, future cash flows and available market information for comparable companies.

The process of evaluating the fair value of the reporting units is highly subjective and requires significant judgment and estimates as the reporting units operate in a number of markets and geographical regions. The Company used a market approach and an income approach to determine its best estimates of fair value which incorporated the following significant assumptions:

- Revenue projections, including revenue growth during the forecast periods ranging from (7.5)% to 15.0% and revenue terminal growth rates between 1.8% and 3.0%;
- EBITDA margin projections held relatively flat over the forecast periods ranging from 9.0% to 18.0%;
- Estimated income tax rates of 25.4% to 26.5%;
- Estimated working capital of 3.1% to 14.3% of revenue;
- Estimated capital expenditures ranging from 1.0% to 3.0% of revenue;
- Discount rates ranging from 13.5% to 16.5% based on various inputs, including the risks associated with the specific reporting units, the country of operations as well as their revenue growth and EBITDA margin assumptions;
- Guideline public company revenue multiples of 0.35 to 1.50 and EBITDA multiples of 4.0 to 13.0;
- Guideline transaction revenue multiples of 0.2 to 9.8; and
- Market participant acquisition premiums of 0.6% to 113%.

(7) OTHER INTANGIBLE ASSETS

Other intangible assets, net which are included in the accompanying Consolidated Balance Sheets consisted of the following (in thousands):

	December 31, 2023	Amortization	Impairments	Acquisitions and Adjustments	Effect of Foreign Currency	December 31, 2024
Customer relationships, gross	$ 348,673	$ —	$ —	$ 7,198	$ (3,160)	$ 352,711
Customer relationships - accumulated amortization	(150,385)	(32,939)	—	(7,198)	2,512	(188,010)
Other intangible assets, gross	21,099	—	—	(1)	(255)	20,843
Other intangible assets - accumulated amortization	(20,954)	(38)	—	1	255	(20,736)
Other intangible assets, net	$ 198,433	$ (32,977)	$ —	$ —	$ (648)	$ 164,808

	December 31, 2022	Amortization	Impairments	Acquisitions and Adjustments	Effect of Foreign Currency	December 31, 2023
Customer relationships, gross	$ 347,992	$ —	$ —	$ —	$ 681	$ 348,673
Customer relationships - accumulated amortization	(116,038)	(33,768)	—	—	(579)	(150,385)
Other intangible assets, gross	21,044	—	—	—	55	21,099
Other intangible assets - accumulated amortization	(19,089)	(1,810)	—	—	(55)	(20,954)
Other intangible assets, net	$ 233,909	$ (35,578)	$ —	$ —	$ 102	$ 198,433

Customer relationships are being amortized over the remaining weighted average useful life of 5.5 years and other intangible assets are being amortized over the remaining weighted average useful life of 1.1 years. Amortization expense related to intangible assets was $33.0 million, $35.6 million and $37.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Expected future amortization of other intangible assets as of December 31, 2024 is as follows (in thousands):

2025	$ 30,941
2026	30,880
2027	30,880
2028	30,135
2029	24,272
Thereafter	17,700
Total	$ 164,808

(8) DERIVATIVES

Cash Flow Hedges

The Company enters into foreign exchange related derivatives. Foreign exchange derivatives entered into consist of forward and option contracts to reduce the Company's exposure to foreign currency exchange rate fluctuations that are associated with forecasted revenue earned in foreign locations. Upon proper qualification, these contracts are designated as cash flow hedges. It is the Company's policy to only enter into derivative contracts with investment grade counterparty financial institutions, and correspondingly, the fair value of derivative assets considers, among other factors, the creditworthiness of these counterparties. Conversely, the fair value of derivative liabilities reflects the Company's creditworthiness. As of December 31, 2024, the Company had not experienced, nor does it anticipate, any issues related to derivative counterparty defaults. The following table summarizes the aggregate unrealized net gain or loss in Accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 (in thousands and net of tax):

	Year Ended December 31,		
	2024	**2023**	**2022**
Aggregate unrealized net gain/(loss) at beginning of period	$ 6,315	$ 89	$ (40)
Add: Net gain/(loss) from change in fair value of cash flow hedges	(9,988)	9,160	(2,023)
Less: Net (gain)/loss reclassified to earnings from effective hedges	(1,910)	(2,934)	2,152
Aggregate unrealized net gain/(loss) at end of period	$ (5,583)	$ 6,315	$ 89

The Company's foreign exchange cash flow hedging instruments as of December 31, 2024 and 2023 are summarized as follows (in thousands). All hedging instruments are forward contracts.

As of December 31, 2024	Local Currency Notional Amount	U.S. Dollar Notional Amount	% Maturing in the next 12 months	Contracts Maturing Through
Philippine Peso	6,034,000	$ 105,098 (1)	67.8 %	March 2027
Mexican Peso	548,000	26,682	64.6 %	December 2026
		$ 131,780		

As of December 31, 2023	Local Currency Notional Amount	U.S. Dollar Notional Amount
Canadian Dollar	2,250	$ 1,670
Philippine Peso	9,324,000	165,842 (1)
Mexican Peso	938,000	44,155
		$ 211,667

---

(1) Includes contracts to purchase Philippine pesos in exchange for New Zealand dollars and Australian dollars, which are translated into equivalent U.S. dollars on December 31, 2024 and December 31, 2023.

Fair Value Hedges

The Company enters into foreign exchange forward contracts to economically hedge against foreign currency exchange gains and losses on certain receivables and payables of the Company's foreign operations. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in earnings in Other income (expense), net. As of December 31, 2024 and 2023, the total notional amount of the Company's forward contracts used as fair value hedges was $33.3 million and $73.3 million, respectively.

Derivative Valuation and Settlements

The Company's derivatives as of December 31, 2024 and 2023 were as follows (in thousands):

	December 31, 2024	
	Designated as Hedging Instruments	Not Designated as Hedging Instruments
Designation:		
Derivative contract type:	Foreign Exchange	Foreign Exchange
Derivative classification:	Cash Flow	Fair Value
Fair value and location of derivative in the Consolidated Balance Sheet:		
Prepaids and other current assets	$ 783	$ 6
Other long-term assets	—	—
Other current liabilities	(2,679)	(183)
Other long-term liabilities	(1,471)	—
Total fair value of derivatives, net	$ (3,367)	$ (177)

	December 31, 2023	
	Designated as Hedging Instruments	Not Designated as Hedging Instruments
Designation:		
Derivative contract type:	Foreign Exchange	Foreign Exchange
Derivative classification:	Cash Flow	Fair Value
Fair value and location of derivative in the Consolidated Balance Sheet:		
Prepaids and other current assets	$ 7,527	$ 327
Other long-term assets	2,415	—
Other current liabilities	(1,214)	(120)
Other long-term liabilities	(197)	—
Total fair value of derivatives, net	$ 8,531	$ 207

The effect of derivative instruments on the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Designation:	**Designated as Hedging Instruments**		
Derivative contract type:	**Foreign Exchange**		
Derivative classification:	**Cash Flow**		
Amount of gain or (loss) recognized in Other comprehensive income (loss) - effective portion, net of tax	$ 1,910	$ 2,934	$ (2,152)
Amount and location of net gain or (loss) reclassified from Accumulated OCI to income - effective portion:			
Revenue	$ 2,582	$ 3,964	$ (2,906)

	Year Ended December 31,		
	2024	**2023**	**2022**
Designation:	**Not Designated as Hedging Instruments**		
Derivative contract type:	**Foreign Exchange**		
Derivative classification:	**Fair Value**		
Amount and location of net gain or (loss) recognized in the Consolidated Statement of Comprehensive Income (Loss):			
Other income (expense), net	$ (1,255)	$ 1,882	$ 827

(9)   FAIR VALUE

The authoritative guidance for fair value measurements establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following presents information as of December 31, 2024 and 2023 of the Company's assets and liabilities required to be measured at fair value on a recurring basis, as well as the fair value hierarchy used to determine their fair value.

Accounts Receivable and Payable - The amounts recorded in the accompanying balance sheets approximate fair value because of their short-term nature.

Investments – The Company measures investments, including cost and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available and may include market observable inputs and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Debt - The Company's debt consists primarily of the Company's Credit Agreement, which permits floating-rate borrowings based upon the current Prime Rate or SOFR plus a credit spread as determined by the Company's leverage ratio calculation (as defined in the Credit Agreement). As of December 31, 2024 and 2023, the Company had $975.0 million and $995.0 million, respectively, of borrowings outstanding under the Credit Agreement. During 2024 and 2023, borrowings accrued interest at an average rate of 7.5% and 6.7% per annum, respectively, excluding unused commitment fees. The amounts recorded in the accompanying Balance Sheets approximate fair value due to the variable nature of the debt based on level 2 inputs.

Derivatives - Net derivative assets (liabilities) are measured at fair value on a recurring basis. The portfolio is valued using models based on market observable inputs, including both forward and spot foreign exchange rates, interest rates, implied volatility, and counterparty credit risk, including the ability of each party to execute its obligations under the contract. As of December 31, 2024, credit risk did not materially change the fair value of the Company's derivative contracts.

The following is a summary of the Company's fair value measurements for its net derivative assets (liabilities) as of December 31, 2024 and 2023 (in thousands):

As of December 31, 2024

| | Fair Value Measurements Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	At Fair Value
Cash flow hedges	$ —	$ (3,367)	$ —	$ (3,367)
Fair value hedges	—	(177)	—	(177)
Total net derivative asset (liability)	$ —	$ (3,544)	$ —	$ (3,544)

As of December 31, 2023

| | Fair Value Measurements Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	At Fair Value
Cash flow hedges	$ —	$ 8,531	$ —	$ 8,531
Fair value hedges	—	207	—	207
Total net derivative asset (liability)	$ —	$ 8,738	$ —	$ 8,738

The following is a summary of the Company's fair value measurements as of December 31, 2024 and 2023 (in thousands):

As of December 31, 2024

| | Fair Value Measurements Using | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Derivative instruments, net	$ —	$ —	$ —
Deferred compensation plan asset	33,269	—	—
Total assets	$ 33,269	$ —	$ —
Liabilities			
Derivative instruments, net	$ —	$ (3,544)	$ —
Contingent consideration	—	—	—
Total liabilities	$ —	$ (3,544)	$ —

As of December 31, 2023

| | Fair Value Measurements Using | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Derivative instruments, net	$ —	$ 8,738	$ —
Deferred compensation plan asset	31,082	—	—
Total assets	$ 31,082	$ 8,738	$ —
Liabilities			
Derivative instruments, net	$ —	$ —	$ —
Contingent consideration	—	—	(1,496)
Total liabilities	$ —	$ —	$ (1,496)

Deferred Compensation Plan — The Company maintains a non-qualified deferred compensation plan for certain eligible employees. The deferred compensation asset represents the combined fair value of all the funds based on quoted values and market observable inputs.

Contingent Consideration — The Company recorded contingent consideration payable related to the acquisition of Faneuil that closed in 2022. The contingent payables for Faneuil were calculated using a Monte Carlo simulation including a discount rate of 19.3%. The measurements were based on significant inputs not observable in the market. The Company records interest expense each period using the effective interest method until the future value of these contingent payables reaches their expected future value.

During 2022 and 2023, fair value adjustments of a combined $2.9 million benefit and a combined $3.0 million expense, respectively, were recorded related to fair value adjustments of the estimated contingent payments associated with the Faneuil acquisition based on updated discount factors, the passage of time, updated EBITDA estimates and a modification to the agreement (see Note 2) for one contract and a complete reduction for the second contract as it was not awarded to the Company. During 2024, a fair value adjustment of a $1.5 million benefit was recorded related to fair value adjustments of the estimated contingent payments associated with the Faneuil acquisition based on updated discount factors, the passage of time, and updated EBITDA estimates. The fair value adjustment benefits(expenses) were included in Other income (expense) in the Consolidated Statements of Comprehensive Income (Loss).

Contingent Receivables – The Company recorded a contingent receivable related to the Faneuil acquisition that closed in 2022. During 2022 and 2023, the Company recorded fair value adjustments for the receivable based on current information which caused the receivable to decrease, and $4.6 million expense, and $4.4 million expense, respectively, were included in Other income (expense), net in the Consolidated Statements of Comprehensive Income (Loss).

A rollforward of the activity in the Company's fair value of the contingent consideration payable is as follows (in thousands):

	December 31, 2023	Acquisitions	Payments	Adjustments	December 31, 2024
Faneuil	$ (1,496)	$ —	$ —	$ 1,496	$ —
Total	$ (1,496)	$ —	$ —	$ 1,496	$ —

	December 31, 2022	Acquisitions	Payments	Adjustments	December 31, 2023
Faneuil	$ (5,916)	$ —	$ 7,400	$ (2,980)	$ (1,496)
Total	$ (5,916)	$ —	$ 7,400	$ (2,980)	$ (1,496)

A rollforward of the activity in the Company's fair value of the contingent consideration receivable is as follows (in thousands):

	December 31, 2023	Acquisitions	Payments	Adjustments	December 31, 2024
Faneuil	$ —	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —	$ —

	December 31, 2022	Acquisitions	Payments	Adjustments	December 31, 2023
Faneuil	$ 5,724	$ —	$ (1,343)	$ (4,381)	$ —
Total	$ 5,724	$ —	$ (1,343)	$ (4,381)	$ —

(10) INCOME TAXES

The sources of pre-tax operating income are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Domestic	$ (259,737)	$ (39,871)	$ 52,887
Foreign	23,220	80,595	91,561
Total	$ (236,517)	$ 40,724	$ 144,448

The Company's selection of an accounting policy with respect to both the GILTI and BEAT rules is to compute the related taxes in the period the entity becomes subject to either. A reasonable estimate of the effects of these provisions has been included in the 2024 annual financial statements.

During the fourth quarter of 2023, the Company released its indefinite reinvestment assertion related to earnings for all foreign operations. As a result, in 2024, the Company recorded additional taxes of $3.3 million related to the earnings of its foreign subsidiaries as required. The Company generally intends to limit distributions from non-U.S. subsidiaries to cash balances available in foreign jurisdictions.

No additional income taxes have been provided for any remaining outside basis difference inherent in the Company's foreign subsidiaries as these amounts continue to be indefinitely reinvested in foreign operations. The Company has an estimated $151 million of outside basis differences as of December 31, 2024. Determination of any unrecognized deferred tax liability related to the outside basis difference in investments in foreign subsidiaries is not practicable due to the inherent complexity of the multi-national tax environment in which the Company operates.

The Organization for Economic Co-operation and Development (OECD), supported by 140 of their member countries, have agreed to implement a minimum 15% tax rate on certain multinational enterprises and have released model guidance. This global minimum tax, known as the Pillar 2 framework, became effective across various countries in 2024, and each country works to enact legislation influenced by the OECD Pillar 2 rules. The Company does not expect the adoption of the Pillar Two framework to have a material impact on its effective tax rate, but continues to evaluate additional guidance released by the OECD, along with the pending and adopted legislation in each of the countries in which the Company operates.

The components of the Company's Provision for (benefit from) income taxes are as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Current provision for (benefit from)			
Federal	$ 229	$ 3,625	$ 10,816
State	—	1,893	5,245
Foreign	15,341	24,470	22,055
Total current provision for (benefit from)	15,570	29,988	38,116
Deferred provision for (benefit from)			
Federal	51,389	(14,357)	(3,128)
State	3,494	(848)	(192)
Foreign	3,647	7,677	(7,681)
Total deferred provision for (benefit from)	58,530	(7,528)	(11,001)
Total provision for (benefit from) income taxes	$ 74,100	$ 22,460	$ 27,115

The following reconciles the Company's effective tax rate to the federal statutory rate (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Income tax per U.S. federal statutory rate (21%, 21%, 21%)	$ (49,668)	$ 8,552	$ 30,334
State income taxes, net of federal deduction	(9,581)	(1,355)	2,717
Change in valuation allowances	110,753	14,917	(3,278)
Foreign income taxes at different rates than the U.S.	7,495	208	1,202
Foreign withholding taxes	3,771	—	—
Taxes related to compensation	3,515	1,542	(66)
Liabilities for uncertain tax positions	616	1,759	(1,435)
Impacts of foreign branch operations	(2,378)	(283)	2,315
Non-taxable earnings of noncontrolling interest	(1,810)	(1,508)	(2,638)
Foreign dividend less foreign tax credits	(1,209)	(1,294)	(1,616)
Impacts of impairments	10,586	—	—
State and Federal income tax credits and NOL's	(3,585)	(4,611)	(4,604)
Foreign earnings taxed currently in U.S.	5,221	2,409	2,978
Taxes related to prior year filings	(850)	675	(432)
Other	1,224	1,449	1,638
Income tax per effective tax rate	$ 74,100	$ 22,460	$ 27,115
Effective tax rate percentage	(31.3)%	55.2%	18.8%

The Company's deferred income tax assets and liabilities are summarized as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets, gross		
Accrued compensation and employee benefits	$ 8,436	$ 12,687
Allowance for credit losses, insurance and other accruals	6,580	7,855
Amortization of deferred lease liabilities	15,817	21,683
Net operating losses	22,099	22,241
Equity compensation	2,206	—
Customer acquisition and deferred revenue accruals	13,307	15,991
Federal and state tax credits, net	8,818	3,456
Investments	—	7,626
Depreciation and amortization	29,059	19,570
Unremitted foreign earnings	31,026	13,412
Interest expense	30,286	14,957
Unrealized gains on derivatives	867	—
Partnership deferred investment	3,464	—
Other	1,038	630
Total deferred tax assets, gross	173,003	140,108
Valuation allowances	(157,383)	(39,902)
Total deferred tax assets, net	15,620	100,206
Deferred tax liabilities		
Intangible assets	(10,232)	(41,447)
Operating lease assets	(12,559)	(18,362)
Other	(1,789)	(5,383)
Total deferred tax liabilities	(24,580)	(65,192)
Net deferred tax assets	$ (8,960)	$ 35,014

Quarterly, the Company assesses the likelihood by jurisdiction that its net deferred tax assets will be recovered. Based on the weight of all available evidence, both positive and negative, the Company records a valuation allowance against deferred tax assets when it is more-likely-than-not that a future tax benefit will not be realized.

As of December 31, 2024 the Company had approximately $15.1 million of net deferred tax liabilities in the U.S. and $6.2 million deferred tax assets across their foreign operations. As of December 31, 2024 the deferred tax valuation allowance was $157.4 million related primarily to tax losses in jurisdictions which do not meet the "more-likely-than-not" standard under current accounting guidance.

When there is a change in judgment concerning the recovery of deferred tax assets in future periods, a valuation allowance is recorded into earnings during the quarter in which the change in judgment occurred. In 2024, the Company made adjustments to its deferred tax assets and corresponding valuation allowances. The net change to the valuation allowance consisted of the following: a $115.8 million increase in the United States, a $3.2 million increase in Canada, and a $1.9 million increase in various other jurisdictions for deferred tax assets that do not meet the "more-likely-than-not" standard offset by a $1.3 million decrease of valuation allowance in Canada, and a $2.2 million decrease of valuation allowance in various other jurisdictions related to the utilization or write-off of deferred tax assets.

Activity in the Company's valuation allowance accounts consists of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 39,902	$ 24,944	$ 29,620
Additions of deferred income tax expense	121,085	18,410	2,248
Reductions of deferred income tax expense	(3,604)	(3,452)	(6,924)
Ending balance	$ 157,383	$ 39,902	$ 24,944

As of December 31, 2024, after consideration of all tax loss carry back opportunities, the Company had tax affected tax loss carry forwards worldwide expiring as follows (in thousands):

2025	$	37
2026		603
2027		265
2028		245
After 2028		11,081
No expiration		9,868
Total	$	22,099

The Company has been granted "Tax Holidays" as an incentive to attract foreign investment by the governments of the Philippines and Costa Rica. Generally, a Tax Holiday is an agreement between the Company and a foreign government under which the Company receives certain tax benefits in that country, such as exemption from taxation on profits derived from export-related activities. In the Philippines, the Company has been granted multiple agreements under local laws which result in an overall reduced tax rate. These incentives have varying benefit year over year and expire at various times beginning in 2031. The aggregate benefit to income tax expense for the years ended December 31, 2024, 2023 and 2022 was approximately $2.8 million, $2.3 million and $1.6 million, respectively, which had a favorable impact on diluted net income (loss) per share of $0.06, $0.05 and $0.04, respectively.

Accounting for Uncertainty in Income Taxes

In accordance with ASC 740, the Company has recorded a reserve for uncertain tax positions. The total amount of interest and penalties recognized in the accompanying Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss) as of December 31, 2024, 2023 and 2022 was approximately $3.4 million, $2.7 million and $1.8 million, respectively.

The Company had a reserve for uncertain tax benefits, on a net basis, of $6.5 million and $6.6 million for the years ended December 31, 2024 and 2023, respectively.

The tabular reconciliation of the reserve for uncertain tax benefits on a gross basis without interest for the three years ended December 31, 2024 is presented below (in thousands):

Balance as of December 31, 2021	$	6,903
Additions for current year tax positions		143
Reductions in prior year tax positions		(479)
Balance as of December 31, 2022		6,567
Additions for current year tax positions		212
Reductions in prior year tax positions		(203)
Balance as of December 31, 2023		6,576
Additions for current year tax positions		218
Reductions in prior year tax positions		(275)
Balance as of December 31, 2024	$	6,519

At December 31, 2024, the amount of uncertain tax benefits including interest, that, if recognized, would reduce tax expense was $9.9 million. Within the next 12 months, it is expected that the amount of unrecognized tax benefits may be reduced by $9.3 million as a result of the expiration of various statutes of limitation or other confirmations of tax positions.

The Company and its domestic and foreign subsidiaries (including Percepta LLC and its domestic and foreign subsidiaries) file income tax returns as required in the U.S. federal jurisdiction and various state and foreign jurisdictions. The following table presents the major tax jurisdictions and tax years that are open as of December 31, 2024 and subject to examination by the respective tax authorities:

Tax Jurisdiction	Tax Year Ended
United States	2017, 2018, and 2021 - Present
Netherlands	2020 - Present
India	2017 - Present
Canada	2020 - Present
Mexico	2019 - Present
Philippines	2021 - Present

The Company's U.S. income tax returns filed for the tax years ending December 31, 2017, 2018 and 2021 to present, remain open tax years. The Company has been notified of the intent to audit, or is currently under audit of, income taxes for the United States for tax year 2017 and 2018, and India for tax years 2017 through 2022. Although the outcome of examinations by taxing authorities are always uncertain, it is the opinion of management that the resolution of these audits will not have a material effect on the Company's Consolidated Financial Statements.

(11)   IMPAIRMENT OF ASSETS OTHER THAN GOODWILL

The Company evaluated the recoverability of its leasehold improvement assets at certain customer engagement centers as well as all internally developed software projects. An asset group is considered to be impaired when the anticipated undiscounted future cash flows of its asset group is estimated to be less than the asset group's carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. To determine fair value, the Company used Level 3 inputs in its discounted cash flows analysis. Assumptions included the amount and timing of estimated future cash flows and assumed discount rates. During the years ended December 31, 2024, 2023 and 2022, TTEC Digital recognized impairment losses related to leasehold improvements assets, right of use lease assets, capitalized software and certain computer equipment of $2.9 million, $2.8 million and $0.6 million, respectively. During the years ended December 31, 2024, 2023 and 2022, TTEC Engage recognized impairment losses related to leasehold improvement assets, right of use lease assets, capitalized software and certain computer equipment of $7.7 million, $8.9 million and $13.1 million, respectively.

(12)   INDEBTEDNESS

Credit Facility

On April 3, 2023, the Company entered into a Seventh Amendment to the Credit Agreement which replaces the use of LIBOR with SOFR as of the date of the amendment, and, therefore, will affect the interest rates paid for a portion of the Credit Facility starting in the second quarter of 2023. The Credit Facility matures on November 23, 2026. The Company primarily uses the Credit Facility to fund working capital, general operations and other strategic activities.

On February 26, 2024, the Company entered into an Eighth Amendment to the Credit Agreement to increase the net leverage ratio covenant, the lenders' commitment fee rate and margin for a period starting with the quarter ending March 31, 2024 through the quarter ending March 31, 2025, from the current 3.5 to 1 to between 4.0 to 1 and 4.5 to 1, as may be applicable in different quarters; and to reduce the total lenders' commitment from $1.5 billion to $1.3 billion.

On August 8, 2024, the Company entered into a Ninth Amendment to the Credit Agreement (the "Ninth Amendment") to, among other things, provide for less restrictive financial covenants in respect of the leverage ratio and the interest coverage ratio for the period beginning with the third quarter of 2024 through the first quarter of 2026 (the "Covenant Adjustment Period"). Specifically, the revisions permit a maximum leverage ratio of up to 5.15 to 1.00 and a minimum interest coverage ratio of not less than 2.00 to 1.00 as of the end the third quarter of 2024, with such levels gradually becoming more restrictive during subsequent quarters of the Covenant Adjustment Period and returning to a leverage ratio of 3.50 to 1.00 as of the end of the first quarter of 2026. Pursuant to the Ninth Amendment, the Company agreed to permanently reduce the total lenders' commitment from $1.3 billion to $1.2 billion and to provide certain additional assets as collateral, with the effect that the facility is now secured by substantially all personal property assets of the Company and its subsidiaries. In addition, the Company agreed, to certain other changes, including, among others, (i) increased pricing on borrowings and increased facility fees, in each case, determined according to the Company's leverage ratio, (ii) more restrictive limitations in respect of debt, liens, investments, acquisitions, asset sales and restricted payments, and (iii) requirements to apply certain equity and debt issuances and asset sale proceeds to the prepayment of the facility and permanent reduction of the total facility commitment amount. The term of the Credit Facility remained unchanged through November 23, 2026.

The maximum commitment under the Credit Facility is $1.2 billion in the aggregate, if certain conditions are satisfied. The Credit Facility commitment fees are payable to the lenders in an amount equal to the unused portion of the Credit Facility multiplied by a rate per annum as determined by reference to the Company's net leverage ratio. The Credit Agreement contains customary affirmative, negative, and financial covenants. The Credit Agreement also permits the utilization of up to $100 million of limits within the Credit Facility for letters of credit to be used in the business.

The Company's Credit Agreement includes a number of financial covenants and operating restrictions of which failure to comply could result in a default under the Credit Agreement. As of the issuance of these financial statements, the Company believes it has sufficient cash on hand, positive working capital, and availability to access additional cash under the Credit Facility to meet its business operating requirements, its capital expenditures and to continue to comply with the amended debt covenants for the next 12 months. In the event that the Company does not remain in compliance with the financial covenants under the Credit Facility, it may need to negotiate additional amendments to or waivers of the terms of such credit facilities, refinance its debt, reduce discretionary spending or raise additional capital.

As defined in the Credit Agreement, base rate loans bear interest at a rate equal to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50%, and (c) SOFR in effect on such day plus 1.0%. Base rate loans shall be based on the base rate, plus the applicable credit margin which ranges from 0.375% to 2.5% based on the Company's net leverage ratio. SOFR loans bear interest at a rate equal to the applicable spread adjusted SOFR plus applicable credit margin which ranges from 1.375% to 3.5% based on the Company's net leverage ratio. Alternative currency loans (not denominated in U.S. Dollars) bear interest at rates applicable to their respective currencies.

Letter of credit fees are one eighth of 1% of the stated amount of the letter of credit on the date of issuance, renewal or amendment, plus an annual fee equal to the borrowing margin for SOFR loans.

As of December 31, 2024, and 2023, the Company had borrowings of $975.0 million and $995.0 million, respectively, under its Credit Agreement and its average daily utilization was $1,050.3 million and $1,072.4 million for the years ended December 31, 2024 and 2023, respectively. Based on the current level of availability based on the covenant calculations, the Company's remaining borrowing capacity was approximately $225 million as of December 31, 2024. As of December 31, 2024, the Company was in compliance with all covenants and conditions under its Credit Agreement.

(13)   COMMITMENTS AND CONTINGENCIES

Letters of Credit

As of December 31, 2024, outstanding letters of credit under the Credit Facility totaled $0.2 million. As of December 31, 2024, letters of credit and contract performance guarantees issued outside of the Credit Agreement totaled $0.3 million.

Guarantees

Indebtedness under the Credit Agreement is guaranteed by the Company's present and future subsidiaries.

Legal Proceedings

From time to time, the Company has been involved in legal actions, both as plaintiff and defendant, which arise in the ordinary course of business. The Company accrues for exposures associated with such legal actions to the extent that losses are deemed both probable and reasonably estimable. To the extent specific reserves have not been made for certain legal proceedings, their ultimate outcome, and consequently, an estimate of possible loss, if any, cannot reasonably be determined at this time.

Based on currently available information and advice received from counsel, the Company believes that the disposition or ultimate resolution of any current legal proceedings, except as otherwise specifically reserved for in its financial statements, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. In the event of unexpected further developments, however, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to the Company's financial position, cash flows, or results of operations.

(14)   DEFERRED REVENUE AND REMAINING PERFORMANCE OBLIGATIONS

Deferred revenue in the accompanying Consolidated Balance Sheets consist of the following (in thousands):

	December 31,	
	2024	**2023**
Deferred Revenue - Current	$ 64,752	$ 81,171
Deferred Revenue - Long-term (included in Other long-term liabilities)	4,414	4,814
Total Deferred Revenue	$ 69,166	$ 85,985

Deferred costs in the accompanying Consolidated Balance Sheets consist of the following (in thousands):

	December 31,	
	2024	**2023**
Deferred Costs - Current (included in Prepaids and other current assets)	$ 31,238	$ 32,672
Deferred Costs - Long-term (included in Other long-term assets)	18,964	24,245
Total Deferred Costs	$ 50,202	$ 56,917

Activity in the Company's Deferred revenue accounts consists of the following (in thousands):

Balance as of December 31, 2023	$ 85,985
Additions	263,958
Amortization	(280,777)
Balance as of December 31, 2024	$ 69,166

Revenue recognized for the year ended December 31, 2024 from amounts included in deferred revenue as of December 31, 2023 was $81.2 million. Revenue recognized for the year ended December 31, 2023 from amounts included in deferred revenue as of December 31, 2022 was $87.7 million.

Remaining performance obligations ("RPO") represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company's RPO excludes performance obligations from on-demand arrangements as there are no minimum purchase commitments associated with these arrangements, and certain time and materials contracts that are billed in arrears.

As of December 31, 2024, the Company's RPO was $410.8 million, which will be delivered and recognized within the next six years. The Company expects to recognize approximately 63% of the RPO over the next 12 months, 22% of the RPO over the subsequent 13 to 24 months, and the remainder thereafter.

(15) LEASES

Operating leases are included in our Consolidated Balance Sheet as Operating lease assets, Current operating lease liabilities and Non-current operating lease liabilities. Finance leases are included in Property, plant and equipment, Other current liabilities and Other long-term liabilities in our Consolidated Balance Sheet. The Company primarily leases real estate and equipment under various arrangements that provide the Company the right-of-use for the underlying asset that require lease payments over the lease term. The Company determines the value of each lease by computing the present value of each lease payment using the interest rate implicit in the lease, if available; otherwise the Company estimates its incremental borrowing rate over the lease term. The Company determines its incremental borrowing rate based on its estimated credit risk with adjustments for each individual leases' geographical risk and lease term. Operating lease assets also include prepaid rent and initial direct costs less any tenant improvements.

The Company's real estate portfolio typically includes one or more options to renew, with renewal terms that generally can extend the lease term from one to 9 years. The exercise of these lease renewal options is at the Company's discretion and is included in the lease term only if the Company is reasonably certain to exercise. The Company also has service arrangements whereby it controls specific space provided by a third-party service provider. These arrangements meet the definition of a lease and are accounted for under ASC 842. Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in the Consolidated Statements of Comprehensive Income (Loss). The Company's lease agreements do not contain any material residual value guarantees or restrictive guarantees.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

Description	Location in Statements of Comprehensive Income (Loss)	Year Ended December 31,		
		2024	2023	2022
Amortization of ROU assets - finance leases	Depreciation and amortization	$ 2,283	$ 2,832	$ 3,785
Interest on lease liabilities - finance leases	Interest expense	184	115	79
Operating lease cost (cost resulting from lease payments)	Cost of services	35,957	36,872	34,786
Operating lease cost (cost resulting from lease payments)	Selling, general and administrative	1,384	1,625	2,524
Operating lease cost (cost resulting from lease payments)	Restructuring	1,116	788	925
Operating lease cost	Impairment	3,980	10,096	4,821
Operating lease cost (cost resulting from lease payments)	Other income (expense), net	1,294	1,352	1,298
Short-term lease cost	Cost of services	2,211	1,182	3,428
Variable lease cost (cost excluded from lease payments	Cost of services	777	827	1,320
Less: Sublease income	Selling, general and administrative	—	(555)	(710)
Less: Sublease income	Other income (expense), net	(2,893)	(3,034)	(2,748)
Total lease cost		$ 46,293	$ 52,100	$ 49,508

Other supplementary information for the years ended December 31, 2024, 2023 and 2022 are as follows (dollar values in thousands):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Finance lease - operating cash flows	$	59	$	38	$	26
Finance lease - financing cash flows	$	2,405	$	2,527	$	3,087
Operating lease - operating cash flows (fixed payments)	$	46,785	$	49,691	$	51,693
New ROU assets - operating leases	$	3,357	$	28,024	$	36,040
Renewals of ROU assets - operating leases	$	8,811	$	44,129	$	10,629
New ROU assets - finance leases	$	886	$	3,124	$	483

	December 31, 2024	December 31, 2023	December 31, 2022
Weighted average remaining lease term - finance leases	1.82 years	2.22 years	1.87 years
Weighted average remaining lease term - operating leases	3.57 years	4.12 years	4.06 years
Weighted average discount rate - finance leases	6.16%	5.51%	2.07%
Weighted average discount rate - operating leases	7.27%	6.88%	4.91%

Operating and financing lease right-of-use assets and lease liabilities within our Consolidated Balance Sheet as of December 31, 2024 and 2023 are as follows (in thousands):

Description	Location in Balance Sheet	December 31, 2024		December 31, 2023	
Assets					
Operating lease assets	Operating lease assets	$	91,263	$	121,574
Finance lease assets	Property, plant and equipment, net		2,709		4,106
Total leased assets		$	93,972	$	125,680
Liabilities					
Current					
Operating	Current operating lease liabilities	$	33,358	$	38,271
Finance	Other current liabilities		1,662		2,100
Non-current					
Operating	Non-current operating lease liabilities		71,008		96,809
Finance	Other long-term liabilities		1,076		1,887
Total lease liabilities		$	107,104	$	139,067

The future minimum operating lease and finance lease payments required under non-cancelable leases as of December 31, 2024 and 2023 are as follows (in thousands):

December 31, 2024

	Operating Leases		Sub-lease Income		Finance Leases	
Year 1	$	39,343	$	(3,476)	$	1,699
Year 2		32,980		(965)		1,024
Year 3		27,402		(363)		156
Year 4		12,439		—		—
Year 5		2,936		—		—
Thereafter		3,931		—		—
Total minimum lease payments	$	119,031	$	(4,804)	$	2,879
Less imputed interest		(14,665)				(142)
Total lease liability	$	104,366			$	2,737

December 31, 2023

	Operating Leases	Sub-lease Income	Finance Leases
Year 1	$ 46,258	$ (3,038)	$ 2,155
Year 2	36,683	(3,015)	1,378
Year 3	30,984	(490)	704
Year 4	25,539	—	—
Year 5	11,794	—	—
Thereafter	6,267	—	—
Total minimum lease payments	$ 157,525	$ (6,543)	$ 4,237
Less imputed interest	(22,445)		(250)
Total lease liability	$ 135,080		$ 3,987

In 2008, the Company sub-leased one of its customer engagement centers to a third party for the remaining term of the lease. The sub-lease began on January 1, 2009 and rental income is recognized on a straight-line basis over the term of the sub-lease through 2026. In 2019, the Company sub-leased one of its office spaces for the remaining term of the original lease. The sub-lease began on March 1, 2019 and ended July 21, 2023. In 2020, the Company sub-leased one of its office spaces for the remaining term of the original lease. The sub-lease began on February 6, 2020 and ended on June 14, 2023. In 2022, the Company sub-leased one of its office spaces for the majority of the remaining term of the original lease. The sub-lease began on June 29, 2022 and ended January 31, 2024. In 2024, the Company sub-leased one of its office spaces for the majority of the remaining term of the original lease. The sub-lease began on July 12, 2024 and is scheduled to end September 30, 2027.

(16) OTHER LONG-TERM LIABILITIES

The components of Other long-term liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred revenue	$ 4,414	$ 4,814
Deferred compensation plan	34,914	30,999
Other	28,532	36,270
Total	$ 67,860	$ 72,083

(17)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in the accumulated balance for each component of Other comprehensive income (loss), including current period other comprehensive income (loss) and reclassifications out of accumulated other comprehensive income (loss) (in thousands):

	Foreign Currency Translation Adjustment	Derivative Valuation, Net of Tax	Other, Net of Tax	Totals
Accumulated other comprehensive income (loss) at December 31, 2021	$ (95,547)	$ (40)	$ (2,839)	$ (98,426)
Other comprehensive income (loss) before reclassifications	(28,187)	(2,023)	18	(30,192)
Amounts reclassified from accumulated other comprehensive income (loss)	—	2,152	165	2,317
Net current period other comprehensive (income) loss	(28,187)	129	183	(27,875)
Accumulated other comprehensive income (loss) at December 31, 2022	$ (123,734)	$ 89	$ (2,656)	$ (126,301)
Accumulated other comprehensive income (loss) at December 31, 2022	$ (123,734)	$ 89	$ (2,656)	$ (126,301)
Other comprehensive income (loss) before reclassifications	30,891	9,160	(39)	40,012
Amounts reclassified from accumulated other comprehensive income (loss)	(301)	(2,934)	(352)	(3,587)
Net current period other comprehensive income (loss)	30,590	6,226	(391)	36,425
Accumulated other comprehensive income (loss) at December 31, 2023	$ (93,144)	$ 6,315	$ (3,047)	$ (89,876)
Accumulated other comprehensive income (loss) at December 31, 2023	$ (93,144)	$ 6,315	$ (3,047)	$ (89,876)
Other comprehensive income (loss) before reclassifications	(30,677)	(9,988)	31	(40,634)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,910)	299	(1,611)
Net current period other comprehensive income (loss)	(30,677)	(11,898)	330	(42,245)
Accumulated other comprehensive income (loss) at December 31, 2024	$ (123,821)	$ (5,583)	$ (2,717)	$ (132,121)

The following table presents the classification and amount of the reclassifications from Accumulated other comprehensive income (loss) to the Consolidated Statements of Comprehensive Income (Loss) (in thousands):

	For the Year Ended December 31,			Statement of Comprehensive Income (Loss) Classification
	2024	2023	2022	
Derivative valuation				
(Gain)/loss on foreign currency forward exchange contracts	$ 2,582	$ 3,964	$ (2,906)	Revenue
Tax effect	(672)	(1,030)	754	Provision for income taxes
	$ 1,910	$ 2,934	$ (2,152)	Net income (loss)
Other				
Actuarial loss on defined benefit plan	$ (349)	$ 391	$ (183)	Cost of services
Gain on liquidation	19	—	—	Other income (expense), net
Tax effect	31	(39)	18	Provision for income taxes
	$ (299)	$ 352	$ (165)	Net income (loss)

(18) WEIGHTED AVERAGE SHARE COUNTS

The following table sets forth the computation of basic and diluted shares for the periods indicated (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Shares used in basic earnings per share calculation	47,614	47,335	47,121
Effect of dilutive securities:			
Restricted stock units	—	78	205
Performance-based restricted stock units	—	6	9
Total effects of dilutive securities	—	84	214
Shares used in dilutive earnings per share calculation	47,614	47,419	47,335

For the years ended December 31, 2024, 2023 and 2022, restricted stock units of 2.6 million, 0.9 million, and 0.5 million, respectively, were outstanding but not included in the computation of diluted net income per share because the effect would have been anti-dilutive.

(19) EMPLOYEE COMPENSATION PLANS

Employee Benefit Plan

The Company currently has a 401(k) profit-sharing plan that allows participation by U.S. employees who have completed six months of service, as defined, and are 21 years of age or older. Participants may defer up to 75% of their gross pay, up to a maximum limit determined by U.S. federal law. Participants are also eligible for a matching contribution. The Company may from time to time, at its discretion, make a "matching contribution" based on the amount and rate of the elective deferrals. The Company determines how much, if any, it will contribute for each dollar of elective deferrals. Participants vest in matching contributions over a three-year period. Company matching contributions to the 401(k) plan(s) totaled $9.4 million, $11.6 million and $12.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Equity Compensation Plans

In February 2020, the Company adopted the TTEC Holdings, Inc., 2020 Equity Incentive Plan (the "2020 Plan"), which permits awards of incentive stock options, non-qualified stock options, stock appreciation rights, shares of restricted common stock, performance stock units and restricted stock units. The 2020 Plan will also provide for annual equity-based compensation grants to members of the Company's Board of Directors. Options granted to employees under the 2020 Plan generally vest over three to five years and have a contractual life of ten years. Options issued to Directors vest over one year and have a contractual life of ten years. At the 2020 Annual Stockholder Meeting, the Company received shareholder approval for the 2020 Plan, including 4.0 million shares of common stock to be reserved for issuance under the Plan. At the 2024 Annual Stockholder Meeting, the Company received shareholder approval for an additional 4.5 million shares of TTEC common stock to be reserved for future issuance under the Plan.

The following table presents the total equity-based compensation expense (stock options and RSUs) for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Equity-based compensation expense recognized in Cost of services	$ 7,237	$ 9,766	$ 7,175
Equity-based compensation expense recognized in Selling, general and administrative	11,453	12,305	10,396
Total equity-based compensation expense	$ 18,690	$ 22,071	$ 17,571
Total tax benefit recognized	$ 747	$ 2,329	$ 5,512

Restricted Stock Units

2022, 2023 and 2024 RSU Awards: The Company granted RSUs in 2022, 2023 and 2024 to new and existing employees that vest over four or five years. The Company also granted RSUs in 2022, 2023 and 2024 to members of the Board of Directors that vest over one year.

Summary of RSUs: Settlement of the RSUs shall be made in shares of the Company's common stock by delivery of one share of common stock for each RSU then being settled. The Company calculates the fair value for RSUs based on the closing price of the Company's stock on the date of grant and records compensation expense over the vesting period using a straight-line method. The Company factors an estimated forfeiture rate in calculating compensation expense on RSUs and adjusts for actual forfeitures upon the vesting of each tranche of RSUs. The Company also factors in the present value of the estimated dividend payments that will have accrued as these RSUs are vesting.

The weighted average grant-date fair value of RSUs, including performance-based RSUs, granted during the years ended December 31, 2024, 2023, and 2022 was $6.55, $33.34, and $65.36, respectively. The total intrinsic value and fair value of RSUs vested during the years ended December 31, 2024, 2023, and 2022 was $22.6 million, $17.7 million, and $18.4 million, respectively.

Performance Based Restricted Stock Unit Grants

During 2020, the Company awarded PRSUs that are subject to service and performance vesting conditions. If defined minimum targets are met, the annual value of the PRSUs issued will be between $0.2 million and $2.0 million and vest immediately. If the defined minimum targets are not met, then no shares will be issued. The number of shares awarded are based on the Company's annual revenue and adjusted operating income for the fiscal year 2022. Fiscal year's 2022 revenue and adjusted operating income determined the award amount. The Company recognized compensation expense related to the 2020 PRSUs of $1.2 million for the year ended December 31, 2022 with 35,870 shares issued in March 2023.

During 2021, the Company awarded PRSUs that are subject to service and performance vesting conditions. If defined minimum targets are met, the annual value of the PRSUs issued will be between $1.2 million and $4.9 million and vest immediately in 2024. If the defined minimum targets are not met, then no shares will be issued. The number of shares that will be awarded will be based on the Company's annual revenue and adjusted operating income for the fiscal year 2023. The Company recognized compensation expense related to the 2021 PRSUs of $0.7 million for the year ended December 31, 2023 with 7,452 shares issued in March 2024.

During 2022, the Company made awards of two different PRSU programs that are subject to service and performance vesting conditions: ordinary course annual PRSUs and one-time stretch financial goals PRSUs. For the ordinary course annual PRSUs, if defined minimum targets are met, the annual value of the PRSUs issued will be between $0.9 million and $3.5 million and vest in March 2025. If the defined minimum targets are not met, then no shares will be issued. The number of shares that will be awarded will be based on the Company's annual revenue and adjusted EBITDA for the fiscal year 2024. For the one-time stretch financial goals PRSUs, if defined minimum targets at TTEC Engage and TTEC Digital business segments' levels are met, the number of shares of PRSUs issued will be between 0.0 million shares and 0.5 million shares and will vest immediately in March 2026. If the defined minimum targets are not met, then no shares will be issued. The number of shares to be awarded will be based on the TTEC Engage and TTEC Digital business segments' annual revenue and adjusted EBITDA for the fiscal year 2025. For the ordinary course annual PRSUs, no expense was recognized for the year ended December 31, 2024. Expense for the one-time stretch financial goals PRSUs will begin at the start of the requisite service periods, beginning January 1, 2025.

During 2023, the Company awarded PRSUs that are subject to service and performance vesting conditions. If defined minimum targets are met, the annual value of the PRSUs issued will be between zero and $8.9 million and vest immediately in 2026. If the defined minimum targets are not met, then no shares will be issued. The number of shares that will be awarded will be based on the Company's annual revenue and adjusted EBITDA for fiscal year 2023. Expense for these awards will begin at the start of the requisite service period, beginning January 1, 2025.

During 2024, the Company awarded PRSUs to senior executives that are subject to service and performance vesting conditions. If defined minimum targets are met, the Company will issue PRSUs with an annual value between zero and $5.9 million that vest in 2026. If the defined minimum targets are not met, then no PRSUs will be issued. The number of PRSUs awarded will be based on the Company's annual revenue and adjusted EBITDA for fiscal year 2026 and on TTEC Digital's annual revenue and adjusted EBITDA for fiscal year 2026. Expense for these awards will begin at the start of the requisite service period, beginning January 1, 2026.

A summary of the status of the Company's non-vested RSUs and PRSUs and activity for the year ended December 31, 2024 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested as of December 31, 2023	1,604,273	$	51.61
Granted	4,330,717	$	6.55
Vested	(464,121)	$	49.22
Cancellations/expirations	(1,225,623)	$	23.12
Unvested as of December 31, 2024	4,245,246	$	14.13

All 2010 equity plan RSUs vested during the year ended December 31, 2024 were issued out of treasury stock. Beginning in the third quarter of 2024, all vesting will be from the 2020 equity plan and new common shares will be issued. As of December 31, 2024, there was approximately $29.2 million of total unrecognized compensation expense and approximately $21.2 million in total intrinsic value related to non-vested RSU grants. The unrecognized compensation expense will be recognized over the remaining weighted-average vesting period of 1.6 years using the straight-line method.

(20) STOCK REPURCHASE PROGRAM

In 2001, the Company launched a stock repurchase program under the terms of which it returned capital to stockholders by purchasing the Company stock in the public market, as authorized by its Board of Directors from time to time. The Board has not authorized stock repurchases since 2017 and has no current plans to authorize additional repurchases in 2025.

(21) NON-QUALIFIED DEFERRED COMPENSATION PLAN

The Company maintains a non-qualified deferred compensation plan for executive officers and other eligible employees that permits such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment (the "NQ Deferred Compensation Plan"). The Plan allows for deferral of up to 75% of a participant's base salary, bonus, commissions, and any amounts that U.S. highly compensated employees are limited from contributing into TTEC's Deferred Tax Retirement Savings Plan (the "401K Plan"). All amounts deferred under the Plan are unfunded, unsecured obligations and are recorded within Other long-term liabilities in the accompanying Consolidated Balance Sheets. In the event of bankruptcy, the assets of this plan are available to satisfy the claims of general creditors. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within the 401K Plan. Amounts contributed and deferred under the Plan are credited or charged with the performance of investment options offered under the plan as elected by the participants. The Company manages the risk of changes in the fair value of the liability for deferred compensation by electing to match its liability under the plan with investment vehicles that offset a portion of its exposure including a Company owned life insurance policy held in a rabbi trust. In the fourth quarter of 2024 the Company suspended additional deferrals into the Plan for 2025 and until further notice.

(22) RELATED PARTY TRANSACTIONS

The Company entered into an agreement under which Avion, LLC ("Avion") and Airmax LLC ("Airmax") provide certain aviation flight services as requested by the Company. Such services include the use of an aircraft and flight crew. Kenneth D. Tuchman, Chairman and Chief Executive Officer of the Company, has an indirect 100% beneficial ownership interest in Avion and Airmax. During 2024, 2023 and 2022, the Company expensed $0.6 million, $1.0 million and $0.5 million, respectively, to Avion and Airmax for services provided to the Company. There was $36 thousand in payments due and outstanding to Avion and Airmax as of December 31, 2024.

Ms. Regina M. Paolillo, former Global Chief Operating Officer of the Company, was a member of the board of directors of Welltok, Inc., a consumer health SaaS company, and partner of the Company in the TTEC Welltok joint venture. During the year ended December 31, 2022 the Company recorded revenue of $0.5 million in connection with work performed through the joint venture. As of December 2021, Ms. Paolillo is no longer a member of the board of directors and the joint venture has been wound down.

Ms. Michelle Swanback, former President of the Company, is a member of the board of directors of WTW (NYSE:WTW) (aka "Willis"), that provides compensation consulting and insurance brokerage services to the Company. During the years ended December 31, 2024 and 2023, the Company expensed $2.8 million and $3.8 million, respectively, for these services. Ms. Swanback resigned from the Company effective on December 31, 2024.

EXHIBIT 19.1

INSIDER TRADING POLICY

I. PURPOSE

U.S. federal securities laws prohibit the purchase and sale of securities at a time when the person possesses Material Nonpublic Information (positive or negative) concerning the issuer of the security ("Inside Information"). This Policy describes the limitations on trading in securities by TTEC directors, officers, employees and other persons who have access to Inside Information.

The Policy is being adopted to assure compliance with the laws prohibiting "insider trading" in securities and to avoid the appearance of impropriety and resulting damage to TTEC's reputation. The Policy establishes a process that certain TTEC insiders can follow to reduce their and TTEC's risk of trading on Inside Information.

II. POLICY STATEMENT

It is the policy of TTEC that directors, officers, employees and other persons subject to this Policy:

(1) Must comply with all laws and regulations applicable to insider trading, in general, and trading in TTEC Securities, in particular;

(2) May not engage in transactions in TTEC Securities except as otherwise specified in this Policy, or recommend the purchase or sale of any TTEC Securities;

(3) May not disclose Inside Information to persons within TTEC whose jobs do not require them to have that information, or outside of TTEC to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with TTEC's policies regarding the protection or authorized external disclosure of information regarding TTEC; and

(4) May not engage in short sales, frequent or speculative trading in TTEC's Securities.

In addition, it is the policy of TTEC that no director, officer, employee or other person subject to this Policy who, in the course of working for or with TTEC, learns of Material Nonpublic Information about a company with which TTEC does business, including a customer or supplier of TTEC, may trade in that company's securities until the information becomes public or is no longer material.

Personal financial emergency or hardship are not a justification for a failure to comply with this Policy.

Penalties for Non-Compliance

U.S. securities laws and regulations of the U.S. Securities and Exchange Commission impose significant penalties on violators of insider trading regulations, including imprisonment for up to 20 years; criminal fines of up to $5 million per transaction; civil penalties of up to 3 times the profits gained or losses avoided; and other private party damages.

TTEC takes violations of U.S. securities laws and this Policy very seriously as such violations damage the company's reputation in the marketplace and destroy shareholder value. TTEC may terminate employment or affiliation with any party that the company believes violated these important rules, even if no criminal or civil charges are brought against the individual by regulators.

Tipping

Directors, officers, employees and other persons subject to this Policy are prohibited from (a) disclosing Inside Information to others who might use it or pass it for illegal trading, and (b) posting or disclosing Inside Information to any web, social media, blog, public information board or other digital site, unless specifically authorized to do so by TTEC.

Pre-Clearance Procedures

To prevent trading (or the appearance of trading) on Inside Information, all TTEC Section 16 Insiders (as defined below) are required to clear their transactions in TTEC Securities with the General Counsel before initiating such transactions. All determinations by the General Counsel with respect to the pre-clearance obligation shall be final and not subject to further review.

Pre-clearance advice generally is good for five (5) days, unless the recipient becomes aware of Inside Information during that time, in which case the pre-clearance expires immediately. If you come into possession of Inside Information during the pre-clearance period, you must inform the General Counsel and the Chief Financial Officer before any pre-cleared transaction is executed.

While pre-clearance is not required, TTEC employees and other persons subject to this Policy who are not subject to the requirement to pre-clear transactions must always consider whether they may be in possession of Inside Information and are encouraged to discuss any transaction involving TTEC Securities to make sure there is no pending material event that could create an appearance of improper trading.

If you are not sure whether you are in possession of Inside Information or have been told that information you have is confidential, material or nonpublic, always discuss the matter with the General Counsel before engaging in transactions in TTEC Securities. The issues of insider trading are very complex and technical. Your conduct with respect to such trading is always evaluated with the benefit of hindsight and the legal presumption is seldom in favor of the person who engages in a trade. Given significant personal liability that may arise, if a decision on whether to trade is made incorrectly, consider your status as a possible insider very carefully and if you are concerned that you may have Inside Information, avoid the transaction or ask for guidance.

Trading Blackouts

From time to time, TTEC institutes trading blackout periods during which specifically designated directors, officers, employees, and other persons subject to this Policy are prohibited from trading in TTEC Securities.

<u>Quarterly blackout periods.</u>

As a matter of best practice for publicly traded companies, TTEC imposes quarterly blackout during the quarterly earnings period. Such blackout usually begins approximately 10 calendar days before the end of each financial quarter and ends one full trading day after TTEC's quarterly or annual earnings have been released to the public.

<u>Who may be covered by a trading blackout?</u>

TTEC has complete discretion, in its best judgment, to designate which company insiders are to be included in the quarterly trading blackout periods. The individuals usually covered include, but shall not be limited to:

- Directors and officers of TTEC Holdings, Inc. and its main operating subsidiaries;

- TTEC Section 16 Insiders;

- Individuals in key roles in the organization who by nature of such roles are more likely than not to be in possession of Inside Information (except as provided elsewhere in this section these individuals are usually in Vice President (VP) roles or above);

- Certain individuals reporting directly to the Chief Executive Officer, the members of TTEC's executive leadership team (Executive Committee or equivalent organization), Chief Financial Officer, Chief Accounting Officer, Global Controller, General Counsel, business segment CFOs, Chief Information Officer, Chief Information Security Officer, TTEC General Counsel, Chief Revenue Officer, and TTEC Treasurer (or equivalent roles);

- Members of the Global Controller's group who are routinely involved in the preparation of TTEC's financial statements;

- Senior members of the Investor Relations team;

- Members of the Corporate Communications team who are involved in the preparation of TTEC earnings releases and related communications;

- Other roles within TTEC leadership team that based on the information available to TTEC General Counsel and Chief Financial Officer are in a position of trust and are routinely aware of information that is materially relevant to the preparation of period financial reports, TTEC earnings releases and related communication; and

- Family members and close associates of or people living in the same household with any person otherwise covered by this Policy.

In addition to the regularly scheduled earnings release related quarterly trading blackout periods, TTEC may, at its discretion, impose other blackout periods, by providing notice to persons involved in material transactions that are confidential and not otherwise disclosed to the public (e.g., acquisitions, mergers, divestitures, material large contracts, senior leadership changes material to the business, and other special events deemed material for securities laws purposes).

While not prohibited by the Policy, TTEC employees and other persons subject to this Policy who are not otherwise subject to the quarterly trading blackout are encouraged to refrain from trading in TTEC Securities during blackout periods to avoid the appearance of improper trading.

<u>What transactions are prohibited during a blackout period?</u>

- Open market and broker purchases or sales of TTEC Securities;
- Exercise of stock options where all or any portion of the acquired stock is sold during the blackout period, including any cash settled exercises of options; and
- Switching existing TTEC Securities balances into or out of a TTEC benefit plan or other plans.

<u>What transactions are allowed during a blackout period?</u>

- Gifts of TTEC securities to a family member of the same household, where the family member continues to hold the securities throughout the relevant blackout period;
- Transfers of TTEC securities to or from a trust controlled by the transferor that continues to hold the securities throughout the relevant blackout period; and
- Transactions under an approved 10b5-1 Plan (for further information about 10b5-1 Plans, please see the additional guidance section of this Policy below and contact the General Counsel).

<u>Additional Guidance</u>

<u>Short sales are prohibited</u>. Short sales of TTEC Securities, including a "sale against the box" (a sale with delayed delivery) and a "naked short" (a sale of securities which are not then owned), are prohibited.

<u>Standing orders</u>. Standing orders (except standing orders under an approved trading plan under Rule 10b5-1, see below) should be used only for a brief period of time. Standing instructions to a broker for the purchase or sale of securities can create a significant risk because there may be no control over the timing of the transaction, resulting in the broker executing a purchase or sale on your behalf when you may have come into possession of Inside Information.

<u>Hedging transactions</u>. The use of financial instruments such as prepaid variable forward contracts and equity swaps may permit a person subject to this Policy to continue to own TTEC Securities but without the full risks and rewards of ownership and may therefore cause the holder's interests to diverge from those of other TTEC investors. Therefore, directors, officers, employees and other persons subject to this Policy are prohibited from engaging in such transactions.

Pledges of TTEC Securities or holding TTEC securities in margin accounts can also create problems if securities are foreclosed upon and sold while the borrower is in possession of Inside Information. Directors, officers, employees and other persons subject to this Policy are prohibited from holding TTEC Securities in a margin account or otherwise pledging those securities as collateral for a loan. Notwithstanding the foregoing, the prohibition for pledging and margin accounts shall not apply to TTEC's founder (chairman of the Board and chief executive officer), provided he undertakes such transactions only with respect to an insignificant portion of his overall TTEC share holdings, and only with prior review and approval of the TTEC Board of Directors which shall not be unreasonably withheld.

10b5-1 Plans. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("Rule 10b5-1") provides a safe harbor from insider trading liability, under U.S. securities laws. In certain circumstances, to be eligible for this safe harbor, an insider may enter into a "10b5-1 Plan" for trading in TTEC stock.

A 10b5-1 Plan must be entered into at a time when a person is NOT in possession of Inside Information. Once the plan is adopted, the insider must not exercise any influence over the number of securities to be traded, the price at which they are to be traded, or the date of any trade. The 10b5-1 Plan must specify the amount, pricing, and/or timing of transactions in advance or delegate discretion on these matters to an independent third party. TTEC Section 16 Insiders must establish a 10b5-1 Plan at least 90 days and up to 120 days in advance of any trades under the plan, and other persons must establish a 10b5-1 Plan at least 30 days in advance of any trades under the plan. If the 10b5-1 Plan meets the detailed legal requirements specified in Rule 10b5-1, TTEC securities may be purchased or sold, without regard to certain insider trading restrictions, including company announced trading blackout periods, but will remain subject to short-swing profit prohibitions under 16(b) of the Securities Exchange Act of 1934, as amended, for all Section 16 Insiders.

To comply with this Policy, a 10b5-1 Plan must be approved by TTEC General Counsel, and meet the requirements of Rule 10b5-1.

SEC Filings

- Section 16 Filings. All TTEC Section 16 Insiders must file Section 16 Reports with the U.S. Securities and Exchange Commission, within two business days of any transactions in TTEC Securities. Although the Legal Department will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for all such filings, including the content.

- Form 144 Report. TTEC Section 16 Insiders are required to file Form 144 with the U.S. Securities and Exchange Commission the same day as any open market sale of TTEC Securities. Form 144 notifies the U.S. Securities and Exchange Commission of an insider's intent to sell TTEC Securities. This form must be electronically filed with the U.S. Securities and Exchange Commission on its EDGAR system and is required to be filed in addition to the Section 16 Reports filed on your behalf by the TTEC Legal Department.

III. DEFINITIONS

"Beneficial ownership" includes all forms of ownership in TTEC Securities from which a director, officer, employee or other person subject to this Policy has the opportunity, directly or indirectly, to profit or share in any profit (whether or not the securities are owned outright). This generally would include, without limitations, TTEC Securities owned by such individuals through others, such as legal entities over which they exercise management or ownership control, spouses, children, or other relatives living in the same household.

"Inside" or *"Non-public"* means the information has not yet become publicly available. Release of information to the media does not immediately free insiders to trade. Insiders should refrain from trading until the market has had an opportunity to absorb and evaluate the information. If the information has been widely disseminated, such as the issuance of a public press release or the filing of such information with the U.S. Securities and Exchange Commission, it is usually sufficient to wait at least one full trading day after publication before trading.

"Material Information" is any information that a reasonable investor would likely consider important in a decision to buy, sell, or hold securities. There is no specific definition or "bright line" that makes information "material", but any information that could reasonably be expected to affect the price of the securities is likely to be considered material. The information may be positive or negative and is examined in light of all of the facts and circumstances involved. As a result, third parties, including regulators, courts, the public, and the media will view the information with the benefit of hindsight in determining whether the information was material.

With this in mind, the following are some examples of information that has frequently been found to be material:

- unexpected financial results;
- estimates or projections of future earnings;
- proposed major mergers and acquisitions;
- news of the sale of major assets or subsidiaries;
- gains or losses of significant customers or suppliers;
- changes in dividends;
- changes in management;
- imminent financial solvency problems;
- a significant data breach or similar cybersecurity event
- an extraordinary item for accounting purposes that is reasonably likely to have a significant impact on the financial condition or results of operations; and
- an important business development, such as material transactions or major litigation.

"Material Nonpublic Information" includes information that has not been publicly disclosed and has the potential to influence the value of TTEC Securities or the decision to buy, sell, or hold TTEC Securities. Information is material if there is a substantial likelihood that a reasonable shareholder would consider the information important in determining whether or not to buy, hold or sell TTEC Securities. Once any such information becomes public or is no longer material, it is no longer deemed Material Nonpublic Information. In order for information to be deemed to have been disclosed to the public, such information should be "widely disseminated," such as being disclosed through a TTEC press release, published in a widely available newspaper or news website, or contained in a document filed with and is available on the U.S. Securities and Exchange Commission's website.

"*Section 16 Insider*" includes members of the TTEC Board of Director and TTEC officers who are designated as "executive officers" by the Board for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

"Securities" include common stock and derivative securities (such as put and call options) and convertible debentures or preferred stock, as well as debt securities (such as bonds and notes).

"Trading" includes buying or selling, as well as writing options, but also extends to other transactions such as exercising stock options or making a gift of securities, except under certain limited circumstances.

Please note that directors, officers and employees should be aware that the courts, the public and the media often utilize hindsight in determining what is "material". Please see the "Insider Trading" section of the TTEC Ethics Code.

For purposes of this pre-clearance obligation, the term "transactions in TTEC Securities" shall be interpreted broadly to include, but shall not be limited to the purchase or sale of TTEC Securities, the exercise of stock options in TTEC Securities and trading in TTEC Securities derivatives instruments (such as put and call options), but not the vesting of TTEC equity grants.

IV. APPLICABILITY

This Policy applies to all directors, officers, employees and members of supply chain of TTEC Holdings, Inc. and its subsidiaries, including partnerships and joint ventures of the company, where it exercises management or administrative control. TTEC may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Inside Information. The Policy also applies to all TTEC Securities that are beneficially owned by such individuals as well as any securities of any other companies with which TTEC does business, information about which become known to those to whom this in the course of the work they do for or services they provide to TTEC.

V. RESPONSIBILITY

TTEC's General Counsel is responsible for the implementation, compliance, and assurance of this Policy. The responsibility for the compliance with this Policy is a personal matter for any insider. TTEC holds TTEC directors, officers, employees and other persons subject to this Policy responsible for the conduct of their immediate family members and any entities that they control. Any action on the part of TTEC General Counsel or any other officer or representative of the company, pursuant to this Policy, does not in any way constitute legal advice or insulate an individual from liability, under applicable securities laws.

VI. REPORTING VIOLATIONS

TTEC is committed to enforcing this Policy. Our ability to enforce the policy, however, depends on the cooperation of our employees and members of our supply chain. If you believe that someone is violating this Policy, you must report your concerns to your supervisor, TTEC's General Counsel, or to ***We Hear You (WHY)***, our confidential helpline that can be accessed at http://www.ttecwehearyou.com. TTEC does not retaliate against those who report concerns in good faith. Those who are brave to "blow the whistle" on policy violations, concerns about illegal activities or other wrongdoings and those who cooperate in our investigations of such claims are protected against retaliation.

VII. EXCEPTIONS TO THE POLICY

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve TTEC's reputation for adhering to the highest standards of conduct.

VIII. RELATED POLICIES AND PROCEDURES

This Policy is aligned with other TTEC related policies and procedures, including without limitation:

Ethics Code: How TTEC Does Business.

Approved: Effective March 1, 2023

Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction
TTEC Services Corporation	Nevada, USA
TTEC Government Solutions, LLC	Colorado, USA
TTEC Digital, LLC	Texas, USA
TTEC Healthcare Solutions, Inc.	Delaware, USA
TTEC Financial Services Management, LLC	Delaware, USA
Percepta, LLC	Delaware, USA
TTEC Canada Solutions, Inc.	Canada
TTEC Digital Canada, Inc.	Canada
TTEC Europe B.V.	Netherlands
TTEC B.V.	Netherlands
TTEC CX Solutions Mexico, S.A. de C.V.	Mexico
TTEC India Customer Solutions Private Limited	India
TTEC Digital Analytics India LLP	India
TTEC Brasil Servicos Ltda.	Brazil
TTEC Eastern Europe EAD	Bulgaria
TTEC International Pty Ltd.	NSW, Australia
AZTech Labs Pty Ltd.	Australia
TTEC Customer Care Management Philippines, Inc.	Philippines
TTEC Customer Care Management – Philippine Branch	Philippines
TTEC Consulting (UK) Limited	United Kingdom
TTEC (UK) Solutions Limited	United Kingdom
TTEC Customer Care Management (Ireland) Limited	Ireland
TTEC Technology Ireland, Limited	Ireland
TTEC Europe B.V. Spolka z Organiczona Odpowiedzialnoscia Oddzial w Polsce	Poland
TTEC Solutions South Africa Proprietary Limited	South Africa
TTEC Egypt LLC	Egypt
Aegean TTEC Solutions Single Member IKE	Greece
TTEC CX Solutions Colombia S.A.S.	Colombia
TTEC CX Solutions Honduras S. De R.L.	Honduras
TTEC CX Solutions Rwanda Ltd.	Rwanda
TTEC CX Solutions Malaysia SDN. BHD	Malaysia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-167300, 333-239003, 333-279972) of TTEC Holdings, Inc. of our report dated February 27, 2025 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
February 27, 2025

Exhibit 24.1

POWER OF ATTORNEY

Each person whose signature appears below does hereby make, constitute and appoint each of Kenneth D. Tuchman, Kenneth R. Wagers, III and Margaret B. McLean, acting individually, as such person's true and lawful attorney-in-fact and agent, with full power of substitution, re-substitution and revocation to execute, deliver and file with the U.S. Securities and Exchange Commission, and the securities regulatory agency in each other country where a registration or filing may be necessary or advised in connection with any offering of the Company's securities, including but not limited to: Brazil, Bulgaria, Canada, Colombia, Egypt, Greece, Honduras, India, Ireland, Malaysia, Mexico, the Philippines, Poland, Singapore, South Africa, the Netherlands, Rwanda, and the United Kingdom, for and on such person's behalf, and in any and all capacities,

1. The Annual Report on Form 10-K of TTEC Holdings, Inc. for the year ended December 31, 2024, any and all amendments (including post-effective reports and statements;

2. A Prospectus for use in the member nations of the European Union pursuant to the EU Prospectus Directions and any and all amendments thereto with all exhibits and other documents in connection therewith; and

3. Such annual or other periodic reports on business, prospects, financial and results of operations as may be required in any such other country granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or such person's substitute or substitutes may lawfully do or cause to be done by virtue hereof.

/s/ Kenneth D. Tuchman	Feb. 19, 2025	_/s/ Steven J. Anenen_	Feb. 19, 2025
Kenneth D. Tuchman		Steven J. Anenen	
/s/ Tracy L. Bahl	Feb. 19, 2025	_/s/ Gregory A. Conley_	Feb. 19, 2025
Tracy L. Bahl		Gregory A. Conley	
/s/ Robert N. Frerichs	Feb. 19, 2025	_/s/ Marc L. Holtzman_	Feb. 19, 2025
Robert N. Frerichs		Marc L. Holtzman	
/s/Gina L. Loften	Feb. 19, 2025		
Gina L. Loften			

Exhibit 31. 1

CERTIFICATION

I, Kenneth D. Tuchman, certify that:

1. I have reviewed this Annual Report on Form 10-K of TTEC Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Kenneth D. Tuchman

Kenneth D. Tuchman
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2025

Exhibit 31.2

CERTIFICATION

I, Kenneth R. Wagers, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of TTEC Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: _____/s/ Kenneth R. Wagers, III_____
Kenneth R. Wagers, III
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 27, 2025

Exhibit 32.1

Written Statement of Chief Executive Officer
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

The undersigned, the Chief Executive Officer of TTEC Holdings, Inc. (the "Company"), hereby certifies that, to his knowledge on the date hereof:

    a.   The Annual Report on Form 10-K of the Company for the year ended December 31, 2024 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    b.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Kenneth D. Tuchman

                          Kenneth D. Tuchman
                          Chief Executive Officer

Date: February 27, 2025

Exhibit 32.2

Written Statement of Chief Financial Officer
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

The undersigned, the Chief Financial Officer of TTEC Holdings, Inc. (the "Company"), hereby certifies that, to his knowledge on the date hereof:

a.   The Annual Report on Form 10-K of the Company for the year ended December 31, 2024 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

b.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: _____/s/ Kenneth R. Wagers, III_____
Kenneth R. Wagers, III
Chief Financial Officer

Date: February 27, 2025

EXHIBIT 10.89

Executable Version

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement ("Agreement") is by and between TTEC Services Corporation, a Nevada corporation ("TSC" or the "Company") and a wholly owned subsidiary of TTEC Holdings, Inc., a Delaware corporation ("TTEC Parent"), and John Abou ("Executive"), each a "Party" and together the "Parties." The Executive Employment Agreement is executed to be effective as of July 17, 2024 or as otherwise agreed by the parties ("Effective Date").

1. **APPOINTMENT.**

   a. Subject to the terms of this Agreement, and assurances included in Exhibit I to this Agreement, the Company hereby appoints Mr. Abou as President, TTEC Engage business segment; and vests in him the relevant responsibilities to oversee the day to day activities of TTEC Engage business segment, including strategy, portfolio expansion, client acquisition and success, operational execution and overall P&L for the business, in the best interest of TTEC Parent and its shareholders. In this role, the Executive will report to Ms. Michelle "Shelly" Swanback, TTEC Parent's President and TTEC Engage Chief Executive Officer, and will be a member of TTEC Parent company's executive leadership team.

   For purposes of relevant U.S. federal securities laws, the Executive will be a public company executive officer (but not a "Section 16 Officer" as that term is defined in relevant regulations), subjecting the Executive to the various compliance requirements appropriate for public company officers. Please refer to *Exhibit A* to this Agreement for ***Directors and Executive Officers U.S. Securities Law Handbook*** for reference.

   b. The Executive shall devote his full-time and best efforts to the performance of all duties contemplated by his role and responsibilities, and as assigned to from time to time by TTEC Engage CEO. Unless otherwise specifically authorized in writing by TTEC Parent, Executive shall not engage in any other business activity, or otherwise be employed by any other company other than TTEC's subsidiaries. Notwithstanding the foregoing, the Executive is not precluded by the terms of this Agreement from serving on boards of directors of non-competitor companies or not-for-profit organizations with TTEC Parent's prior written approval.

   c. Executive shall render services to the Company and TTEC Parent as necessary to protect and advance the best interests of TTEC Parent, all its affiliated companies, and its shareholders, acting at all times, in accordance with ***TTEC Ethics Code: How TTEC Does Business***, included in this Agreement as *Exhibit B*, the ***Ethics Code for Executive and Senior Financial Officers***, included in this Agreement as *Exhibit C* (TTEC Ethics Code and Ethics Code for Executive and Senior Financial Officers shall collectively be referred in this Agreement as the "Ethics Code"), and in accordance with all other material policies and procedures.

   d. Executive's location of employment will be his current place of residence, in Pittsford, New York, and he will not be required to relocate for the role. His location notwithstanding, Executive understands and agrees that his role with TTEC Engage requires extensive travel and he understands and agrees that such travel is a material part of his responsibilities. Executive shall travel in accordance with the TTEC Parent travel policy.

   e. Notwithstanding other provisions in this Agreement, but subject to the reasonable interpretation of provisions of Paragraph 5(g) (Termination for "Good Reason" or "Constructive Termination"), Executive understands and agrees that his role and responsibilities may change over time in the best interest of the business, and the Company or TTEC Parent reserves the right to assign to Executive different and/or additional roles and assignments that best serve the business.

2. COMPENSATION.

   a. **Salary and Periodic Salary Review.** As of the Effective Date, the Executive's base salary is **$600,000** (including any increases thereto, "Base Salary"), payable in equal installments in accordance with the Company's standard payroll practice, less legally required deductions and withholdings. The Base Salary may be periodically reviewed and increased, at the discretion of the Company to appropriately reflect his role in the business, the contribution of the role, and the market pay for such role in accordance with TTEC Parent standard compensation review practices. Notwithstanding the foregoing, nothing in this Agreement provides assurances that the Executive's salary will be increased from time to time.

   b. **Variable Incentive Compensation (annual cash bonus)**. As of the Effective Date, Executive shall be eligible to participate in an annual performance-based cash incentive program, currently referred to as TTEC Variable Incentive Plan ("VIP") pro-rated, in 2024 only, based on the Effective Date. The Executive's annual VIP target opportunity of **100% of Base Salary** tied to the annual TTEC Engage performance targets, TTEC Parent business performance goals, as well as the Executive's personal goals, as set by the TTEC Engage Chief Executive Officer from time to time. As of the Effective Date, these targets and goals for 2024 are outlined in Exhibit F of this Agreement, but they may change from time to time. Notwithstanding the foregoing, assuming the Executive starts employment with the Company in July, 2024, he is guaranteed VIP payment of at least $300,000, provided he continuous to be employed by the Company when the 2024 VIP payment is made in 2025.

   c. **Equity Incentive Compensation (annual equity compensation).** As of the Effective Date, the Executive is also eligible to participate in TTEC's annual Equity program, designed to provide long term incentives for senior executives of TTEC Parent. This incentive Equity program aligns the Executive's interests with the interests of TTEC company stockholders.

   Currently, TTEC offers its equity grants in the form of restricted stock units (the "RSUs) and performance restricted stock units ("PRSUs") vesting over a period of years. Until and unless modified by the Compensation Committee of the Board of TTEC Parent ("Compensation Committee"), the Executive shall be eligible for an annual RSU equity grant opportunity and annual PRSU equity grant opportunity of 50% of Base Salary each (**100% Base Salary in the aggregate**), in fair market value of TTEC equity, based on the market value of TTEC stock at the time of the grant. The RSU grants are usually time based with a three-year vesting schedule; while the PRSUs are performance-based equity with a three-year cliff-vesting schedule based on the performance of the business during the three-year measurement period, and an opportunity to overperform up to 200% of the original grant.

   The RSUs/PRSUs are granted under the terms of grant-specific agreements that are approved by the Compensation Committee from time to time ("Equity Agreements). These Equity Agreements provide vesting schedules, performance metrics, if any, and other material terms of each grant. TTEC Parent and the Compensation Committee reserve the right, at their discretion, to change the terms of future Equity Agreements and the equity granted thereunder. The use of the RSUs/PRSUs, as part of the annual equity grant, is discretionary and may be substituted, at the discretion of the Compensation Committee, for other equity instruments in accordance with incentive compensation plans adopted by TTEC Parent from time to time. All equity grants as part of TTEC Parent Equity program are subject to *Executive Stock Ownership Guidelines* included in this Agreement as *Exhibit D*.

d. **Incentive Award Size Determination and Payment Timing.** Except as stated otherwise with respect to VIP payable for 2024 performance in Paragraph 2(b) (Variable Incentive Compensation) Executive's actual annual VIP and Equity awards are discretionary and are not guaranteed. They are based on a combination of metrics reflecting targets and goals of the business and certain subjective management objectives, as set-out and annually approved by TTEC CEO and the Board, and the Executive's compliance with the conduct guidelines outlined in the *Ethics Code*. The metrics may change from time to time as determined by the Compensation Committee. The timing for the payment of the VIP and Equity awards, if any, is determined from time to time (usually annually) by the Compensation Committee.

For the first calendar year of employment, the Executive's Equity eligibility will be prorated to actual number of months the Executive is employed by the Company in the year.

e. **Welcome Aboard Equity Incentive - Time-Based New Hire RSU Grant.** Subject to approval of the Compensation Committee, TTEC Parent shall grant to the Executive RSUs with a market value of **$750,000** based on TTEC stock fair market value at the time of the grant ("New Hire RSUs"). The New Hire RSUs shall be granted in accordance with the terms and conditions set forth in the Equity Agreement, attached hereto as *Exhibit E* and incorporated herein by reference. The New Hire RSUs shall vest in five (5) tranches 20% each, vesting consecutive anniversaries of the Effective Date, provided that the Executive continues to be employed by the business on each of the vesting dates.

f. **Reimbursement of Business Expenses.** The Company agrees to reimburse the Executive for all reasonable out-of-pocket business expenses incurred by him on behalf of the Company in accordance with TTEC expense reimbursement policies.

g. **Services to Subsidiaries**. Executive acknowledges that, as part of his employment responsibilities, he may be required to serve as an officer and/or director ("D&O") of TTEC subsidiaries, affiliates, and related entities. He hereby agrees to perform such duties diligently and without additional compensation, and to follow TTEC Parent's direction in the performance of such services. For the duration of such D&O services, TTEC shall maintain appropriate D&O insurance policies for the Executive's protection in connection with the services. Furthermore, the Executive agrees to resign such D&O roles, if requested to do so by TTEC Parent.

h. **Tax Liability and Withholdings.** All compensation and other payments made under this Agreement will be subject to withholding of the federal, state, and local taxes, Social Security, Medicare and other withholdings in such amounts as is reasonably determined by Company. The withholdings taxes due with respect to any equity grants may, at Company's discretion and in accordance with the relevant equity plans, be deducted directly from the equity being granted or as it vests. The Company shall have the right to take all the action as it deems necessary to satisfy its and employee's tax withholding obligations.

3. **BENEFITS.**

a. **Health and Welfare Benefits.** Executive shall be eligible to participate in TTEC health and wellness plans in a manner similar to others at his level of responsibility at the Company, including participation for the Executive and his dependents in TTEC group medical, vision, and dental insurance and other welfare plans, as they continue or change from time to time. The eligibility for most wellness benefits starts on the first day of the month following 30 days' employment tenure with the Company and given the Effective Date will start for the Executive on **August 1, 2024.**

b. **Miscellaneous Benefits.** The Executive shall be eligible for benefits generally applicable to other senior management employees of the Company, as they are in effect from time to time, including TTEC 401(k) Plan and its Deferred Compensation Plan.

c.   **Paid Leave.** The Executive shall be eligible to participate in paid time off ("PTO") and sick leave benefit programs pursuant to the Company's current time off/leave policy (or any other vacation/sick policy then in effect). The Executive will also be paid for time off for holidays in accordance with the TTEC holiday policy.

4.   **CHANGE IN CONTROL.**

For purposes of this Agreement, "Change in Control" event shall mean the occurrence of any one of the following:

a.   Any consolidation, merger or other similar transaction (i) involving TTEC Parent, if TTEC Parent is not the continuing or surviving corporation, or (ii) which contemplates that all or substantially all of the business and/or assets of TTEC Parent would be controlled by another corporation or legal entities not controlled by TTEC Parent (collectively, "Business Combination"); provided, however, that the foregoing shall not apply to any Business Combination with respect to which, following such Business Combination, more than 51% of the combined voting power of the then outstanding voting securities of the successor entity for the Business Combination are directly or indirectly (beneficially or otherwise) owned by all or substantially all of the individuals and entities that were the beneficial owners of at least 51% of the outstanding common stock and/or other voting securities of TTEC Parent immediately prior to such Business Combination, in substantially the same proportion of total ownership as their ownership immediately prior to such transaction;

b.   Any sale, lease, exchange or transfer (in one transaction or series of related transactions) of all or substantially all of the assets of TTEC Parent (a "Disposition"); provided, however, that the foregoing shall not apply to any Disposition with respect to which, following such Disposition, more than 51% of the combined voting power of the then outstanding voting securities of the receiving entity for the Disposition are directly or indirectly (beneficially or otherwise) owned by all or substantially all of the individuals and entities that were the beneficial owners of at least 51% of the outstanding common stock and/or other voting securities of TTEC Parent immediately prior to such Disposition, in substantially the same proportion of total ownership as their ownership immediately prior to such Disposition;

c.   Approval by the stockholders of TTEC Parent of any plan or proposal for the liquidation or dissolution of TTEC, unless such plan or proposal is abandoned within 60 days following such approval;

d.   The acquisition by any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the U.S. Securities Exchange Act of 1934, as amended ("the Exchange Act")), or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 51% or more of the outstanding shares of voting stock of TTEC Parent; provided, however, that for purposes of the foregoing, the term "person" shall exclude Kenneth D. Tuchman and his affiliates; provided, further that the foregoing shall exclude any such acquisition (1) made directly from TTEC Parent, (2) made by TTEC Parent (directly or through an affiliated company), or (3) made by a TTEC employee benefit plan (or related trust) sponsored or maintained by TTEC Parent or any of its affiliates; or

e.   If, during any period of 15 consecutive calendar months commencing at any time on or after the Effective Date, those individuals ("Continuing Directors") who either (1) were directors of TTEC Parent on the first day of each such 15-months period, or (2) subsequently became directors of TTEC Parent and whose actual election or initial nomination for election subsequent to that date was approved by a majority of the Continuing Directors who were then members of the TTEC Parent Board of Directors, cease to constitute a majority of the Board of Directors of TTEC Parent.

5. **TERMINATION AND PAYMENTS, BENEFITS ON TERMINATION.**

   a. **Termination by the Executive.** The Executive may terminate his employment with the Company with ninety (90) days' written notice of his intention. The parties may mutually agree to a different separation date including shorter notice period. The Executive shall not be entitled to any separation related compensation or benefits, if he terminates his employment with the Company pursuant to this Paragraph 5(a).

   b. **Termination by the Company without Cause.** Subject to provisions of Paragraphs 5(c) (Termination for Cause), Paragraph 5(e) (Termination upon Executive's Death), Paragraph 5(f) (Termination Due to or Following Disability), and the provisions of Paragraph 5(h) (Termination in Connection with Change in Control Event), the Company, in its sole discretion, may terminate the Executive's employment without a reason or for any reason ("Termination without Cause") by providing thirty (30) days' notice for such termination. Constructive Termination by the Company (as the term is defined in Paragraph 5(g)) constitutes Termination without Cause by the Company for purposes of this Agreement. In case of termination pursuant to this Paragraph 5(b), and subject to a release described below, the Executive shall be entitled to:

   (i) Severance. If Executive executes a separation agreement in a form substantially similar to the agreement set forth in _Exhibit G_ ("Separation Release"), releasing all legal claims except for those that cannot legally be released and Executive continues to comply with all terms of such separation agreement, and any other agreements signed by the Executive with the Company, then the Company shall pay Executive severance compensation equal to twelve (12) full calendar months of his then current Base Salary ("Severance" or "Salary Continuation"). Salary continuation payments will be made at the Company's regular payroll intervals, provided, however, payments accruing for payroll periods prior to the date that the Company has received a signed and effective separation agreement and release shall be suspended and paid on the first payroll date following the effective date of the separation and release.

   (ii) Continuation of Benefits. In addition to Severance, the Company shall continue to provide to Executive and to the Executive's eligible dependents with the same level of welfare and health benefits, including without limitation medical, dental, vision, accident, disability, life insurance, and other welfare benefits in place prior to termination of employment for a period of twelve (12) months after the effective date of such termination, on substantially the same terms and conditions (including contributions required by the Executive for such benefits) as existed immediately prior to termination; provided that, if Executive cannot continue to participate in the Company's, TTEC Parent's or successor's benefit plans, TTEC Parent or successor shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted.

   (iii) If the Company terminates this Agreement without Cause under this Paragraph 5(b), and the Company pays Executive the compensation earned as of the effective date of the termination, and provides to Executive incremental compensation and continuation of benefits on the terms specified in this Paragraph 5(b), the Company's acts in doing so shall be in complete accord and satisfaction of any claims that Executive has or may at any time have against the Company or TTEC Parent, including claims for compensation, benefits or payments of any kind arising from or relating, in whole or part, to the Executive's employment with the Company and/or this Agreement. If the Separation Release referenced above is not signed within thirty (30) days from the date when such agreement is presented to Executive (which the Company shall present no later than fifteen (15) days after the effective date of Executive's termination), then Executive waives his right to receive any severance compensation pursuant to this Agreement, even if Executive were to successfully litigate any claim against the Company and/or TTEC Parent.

c. **Termination by the Company for Cause.** The Company may terminate this Agreement with no notice <u>for Cause</u>, as that term is defined in Paragraph 5(d), with the Company's only obligation being the payment of any salary and compensation earned as of the date of termination, reimbursement of any reasonable business expenses incurred by the Executive in accordance with the Company's expense reimbursement policies, and any continuing obligations under the Company benefit plans then in effect, and without liability for severance compensation of any kind.

d. **Definition of "Cause".** For purposes of this Agreement, "Cause" shall have the following meaning:

(i) Fraud, theft, embezzlement (or attempted fraud, theft, embezzlement), dishonest acts or illegal conduct;

(ii) Other similar acts of willful misconduct on the part of Executive resulting in damage to TTEC Parent or the Company, including without limitation a material breach by the Executive of the requirements of the Ethics Code that results in negative publicity for the Company, TTEC Engage, or TTEC Parent;

(iii) A material breach by the Executive of this Agreement;

(iv) Use of any controlled substance or alcohol while performing Executive's duties, <u>except</u> as part of a TTEC Parent, TTEC Engage, Company-sponsored event in connection with a business-related social engagement such as a trade conference or customer entertainment, but only in moderation and in a professional manner that reflects positively on TTEC Parent and the Company; with visible inebriation at a business-related social engagement constituting a cause for immediate termination;

(v) A breach of a fiduciary duty that results in an adverse impact to TTEC Parent or the Company or in personal profit to the Executive (as determined by the Company based on its conflict-of-interest policies outlined in the Ethics Code);

(vi) Use of trade secrets or confidential information of TTEC Parent, TTEC Engage, or the Company, other than in pursuit of TTEC Parent or TTEC Engage business;

(vii) Aiding a competitor of TTEC Parent;

(viii) Failure by the Executive in the performance of his duties that results in material adverse effect on TTEC Parent, TTEC Engage or TTEC Parent subsidiary companies.

If the act or acts constituting Cause are susceptible of cure, Company will provide Executive with written notice setting forth the acts constituting Cause and providing that Executive may cure such acts within thirty (30) days of receipt of such notice. Any recurrence of acts constituting Cause within one (1) year of the original occurrence will void Executive's right to such pre-termination right to cure.

e. **Termination upon Executive's Death.** This Agreement shall terminate immediately upon Executive's death. Thereafter, the Company shall pay to the Executive's estate all compensation fully earned, and benefits fully vested as of the last date of Executive's continuous, full-time active employment with the Company; and will provide the estate with the reimbursement of any reasonable business expenses that the Executive incurred prior to his death in accordance with the Company's expense reimbursement policies. For purposes of this Agreement, continuous, full-time active employment shall be defined as the last date upon which Executive continuously performed his job responsibilities on a regular, full-time basis consisting of at least 35 hours per week, and in the usual course of the Company's business ("Continuous Full-Time Active Employment"). In case of Executive's death, the Company shall not be required to pay any form of severance or other compensation concerning, or on account of the Executive's employment with the Company or the termination thereof.

f. **Termination Due to or Following Disability.** During the first ninety (90) calendar days after a mental or physical condition that renders Executive unable to perform the essential functions of his position with reasonable accommodation (the "Initial Disability Period"), Executive shall continue to receive his Base Salary pursuant to Paragraph 2(a) of this Agreement. Thereafter, if Executive qualifies for benefits under the Company's long-term disability insurance plan (the "LTD Plan"), then Executive shall remain on leave for as long as Executive continues to qualify for such benefits, up to a maximum of 180 consecutive days (the "Long-term Leave Period"). The Long-term Leave Period shall begin on the first day following the end of the Initial Disability Period. During the Long-term Leave Period, Executive shall be entitled to any benefits to which the LTD Plan entitles the Executive, but no additional compensation from the Company in the form of salary, performance bonus, equity grants, allowances or otherwise. If during or at the end of the Long-term Leave Period Executive remains unable to perform the essential functions of his position, with or without reasonable accommodation, then the Company may terminate this Agreement and/or Executive's employment. If the Company terminates this Agreement or Executive's employment under this Paragraph 5(f), the Company's payment obligation to Executive shall be limited to all compensation fully earned, reimbursement of all reasonable business expenses that the Executive incurred prior to the separation in accordance with the company's expense reimbursement policies, and benefits fully vested as of the last date of Executive's continuous, full-time active employment with the Company.

g. **Termination for "Good Reason"** or "**Constructive Termination.**" Termination by Executive for "Good Reason" or "Constructive Termination" by the Company may be triggered if, without Executive's express written consent, the occurrence of any of the following (in connection with or independent of a Change in Control event):

(i) Change in Responsibilities. The material adverse change in the Executive's scope of responsibilities and duties (including the diminution of such duties and responsibilities), or material adverse change in the Executive's reporting responsibilities or title by the Company, TTEC Parent, or in case of a Change in Control event by their successor.

(ii) Change in Compensation. Any material reduction by the Company, TTEC Parent or, in case of a Change in Control event by successor, of the Executive's total compensation package, including material adverse change in the annual salary, the incentive bonus ranges and targets, or the timing of payment of same as compared to the compensation package in effect as of the date hereof or immediately prior to a Change in Control event, as the case may be. Notwithstanding anything in this provision to the contrary, a change in the compensation structure that is consistent with prevailing market trends, as supported by an independent report of a qualified compensation advisor to the Compensation Committee of the Board, the Company or its successor, shall not give rise to a 'constructive termination' or 'termination for good reason' claim.

(iii) Change in Location. Any requirement of the Company or successor that Executive be based anywhere more than twenty-five (25) miles from the site where the Executive is located as provided in Paragraph 1(d) or the time of the Change in Control event.

(iv) Failure to Cause the Assumption of this Agreement. Failure of the Company or TTEC Parent to assign and obtain the assumption of this Agreement from any successor in case of a Change in Control event.

An action taken in good faith and remedied by TTEC Parent or successor within fifteen (15) calendar days after receipt of the Executive's notice thereof shall not constitute Good Reason or Constructive Termination under this Agreement. Executive must provide notice of termination of employment within thirty (30) calendar days of Executive's knowledge of an event constituting "Good Reason" or such event shall not constitute "Good Reason" or "Constructive Termination" under this Agreement.

Termination of employment pursuant to this Paragraph 5(g) shall entitle Executive to the same severance payment and the continuation of benefits provided in Paragraph 5(b)(i) and 5(b)(ii), as if the Company terminated his employment without Cause; provided, however, that the provisions of Paragraph 5(b)(v) on the accord and satisfaction of any claims against the Company and the Separation Release shall also apply.

h. **Termination in Connection with Change in Control Event.** If a Change in Control event (as defined in Paragraph 4) occurs and if, at any time within three (3) months before and twelve (12) months after such Change in Control event's effective date ("COC Period"), the Company, TTEC Parent, or their successors terminate Executive's employment without Cause whether such termination occurs outright or pursuant to a Constructive Termination (as defined in Paragraph 5(g)), the Executive shall be entitled to and the Company, TTEC Parent or their successors shall cause the following to occur:

(i) Severance. If Executive executes a Separation Release in a form substantially similar to the agreement set forth in _Exhibit G_, releasing all legal claims except for those that cannot legally be released and agreeing to continue to comply with all terms of such separation agreement, and any other agreement signed by the Executive with the Company or successor, then the Company shall pay the Executive a lump-sum severance compensation equal to **1.5 times of Executive's Base Salary** in effect at the time of such termination ("COC Severance") within ten (10) business days of the effective date of such Change in Control related termination; provided, however, if the COC Severance payment is due prior to the date that the Company or successor receive a signed and effective Separation Release, the payment obligation shall be suspended until the receipt of such signed Separation Release, and then paid as soon as reasonable but in no event later than ten (10) business days after such receipt.

(ii) Continuation of Benefits. In addition to COC Severance, the Company, TTEC Parent, or their successors shall continue to provide to Executive and to the Executive's eligible dependents with the same level of welfare and health benefits, including without limitation medical, dental, vision, accident, disability, life insurance, and other welfare benefits in place prior to termination of employment, for a period of twelve (12) months after the effective date of such termination, on substantially the same terms and conditions (including contributions required by the Executive for such benefits) as existed immediately prior to termination; provided that, if Executive cannot continue to participate in TTEC Parent's or successor's benefit plans, TTEC Parent or successor shall otherwise provide such benefits (via lump sum compensation or in kind) on the same after-tax basis as if continued participation had been permitted.

(iii) Equity Vesting on Change in Control (double trigger). Notwithstanding any vesting schedule provisions contained in Equity Agreements that Executive may hold, any unvested equity that would vest pursuant to these awards on or after the Change in Control event effective date and would otherwise forfeit on termination of employment, shall vest in full as of employment termination date, if such termination occurs during the COC Period. .

i. **Continuing Obligations**. Executive shall remain subject to the Company's Agreement to Protect Confidential Information, Assign Inventions and Prevent Unfair Competition and Unfair Solicitation ("Confidentiality Agreements"), Equity Agreements, and any other similar agreements executed at any time during his employment, including without limitation his post-employment obligations under this Agreement, all of which survive termination of employment.

6. **NON-DISCLOSURE, NON-COMPETITION AND NON-SOLICITATION.**
As a senior member of the executive leadership team for TTEC Engage business segment, Executive is privy to TTEC Engage and TTEC Parent company-wide global business and financial strategy. Therefore, as condition of the Appointment outlined in this Agreement, the Executive agrees and covenants for a period of <u>twelve (12) months</u> post separation of his employment with the Company (whatever the reason for such separation) not to -

a. **Non-Compete Undertaking**. Work or otherwise contribute his knowledge, directly or indirectly, in whole or in part, as an employee, officer, owner, manager, advisor, consultant, agent, partner, director, significant shareholder (i.e., a shareholder holding more than 5% of outstanding equity in any such entity), volunteer, intern or in any other similar capacity to a business/company engaged in the same or substantially similar business as the Company, its subsidiaries and affiliates, including customer experience as a service (CXaaS) offerings, digital customer engagement, customer acquisition & growth, content moderation, fraud prevention, and data annotation solutions; the delivery of CX technology and orchestration services through public or proprietary cloud-based CXaaS platform; designing, building, engineering and operating omnichannel contact center technology, conversational messaging, CRM, CX automation (AI / ML and RPA), and CX analytics solutions (collectively, "**TTEC Business**"). The Non-Compete Undertaking shall apply only in the territory where the Company and TTEC Parent actually benefit and where it may reasonably expect to benefit from the Executive's services, but only with respect to that aspect of TTEC Business that is substantially similar to the business that the Executive contributes to while employed by TTEC;

b. **Employees Non-Solicitation Undertaking**. Solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment, directly or indirectly, of any then current employee of the Company and TTEC Parent or their subsidiaries and affiliates or anyone who was an employee of the Company or TTEC Parent or their subsidiaries and affiliates within the previous six (6) month period; and

c. **Client Non-Solicitation Undertaking.** Solicit or interfere with business relationships between the Company and its current or prospective (actively pursued) clients of the Company, TTEC Parent or any of their subsidiaries and affiliates for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company, TTEC Parent or any of their subsidiaries and affiliates. The term 'actively pursued' includes any prospective client of the Company or TTEC Parent or any of their subsidiary with respect to which TTEC positioned for an opportunity, submitted a proposal or responded to a request for information during a twelve (12) month period prior to the Executive's separation of employment.

d. **Acknowledgement.** The Executive acknowledges that the non-competition and non-solicitation provisions above are fair and reasonable with respect to their scope and duration, given the Executive's position with TTEC Engage and the impact such activities would have on the TTEC Business. The Executive further acknowledges that the geographic restriction on competition included in this Paragraph 6 is fair and reasonable, given the nature and geographic scope of the TTEC Business, the investment of capital and resources by Company and TTEC Parent to develop its business operations, and the nature of the Executive's position with the business.

The Executive also acknowledges that while employed by the Company or otherwise affiliated with TTEC Parent, the Executive has access to proprietary and unique trade secret information that would be valuable or useful to Company's and TTEC Parent's competitors and that the Executive has access to Company's valuable customer relationships and thus acknowledges that the restrictions on the Executive's future employment and business activities in TTEC's industry as set forth in this Paragraph 6 are fair and reasonable.

The Executive acknowledges and is prepared for the possibility that his standard of living may be reduced during the non-competition and/or non-solicitation period and assumes and accepts any risk associated with that possibility, and further acknowledges that any such drop in the Executive's standard of living does not constitute undue hardship.

 e. **Impact of COC on Restrictive Covenants.** If Executive's employment is terminated pursuant to provisions of Paragraph 5(h) (Termination in Connection with Change in Control Event) and if Executive is paid Change in Control related compensation and receives other benefits as provided in that Paragraph, the Executive agrees for the Non-Competition and Non-Solicitation undertakings of this Paragraph 6 to be extended from twelve (12) months to eighteen (18) months.

 f. **Consequences of Breach.** If Executive breaches any of the material covenants and undertakings set forth in this Paragraph 6:

  (i) The Executive and those who aid him in such breach shall be liable for all costs and business losses including any damages and out-of-pocket expenses associated with or resulting from such breach;

  (ii) Neither the Company nor TTEC Parent shall have any further liabilities to the Executive pursuant to this Agreement, including without limitation no liability for any compensation including cash bonuses or equity not yet granted or granted and unvested;

  (iv) All unvested equity held by the Executive shall be immediately forfeited and cancelled;

  (v) The value of any vested equity received by the Executive in connection with his employment with the Company must be paid by the Executive back to the Company since one of the primary purposes of the equity awards – Executive's loyalty to the Company and TTEC Parent and the protection of their business through non-competition and non-solicitation -- would not have been realized by TTEC Parent;

  (vi) The Executive hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages or other available forms of relief at law or specified in this Agreement.

7. **MISCELLANEOUS.**

 a. **Relationship between this Agreement and Other Company Agreements.** In the event of any direct conflict between any term of this Agreement and any TTEC Parent, TTEC Engage and/or Company agreement, policy, procedure, guideline or other publication addressing the same terms and conditions contained in this Agreement, the terms of this Agreement shall control Executive's employment.

 b. **Successors and Assigns.** TTEC Parent, TTEC Engage, the Company, their successors and assigns may in their sole discretion assign this Agreement to any person or entity in connection with the merger, acquisition or other business combination that results in the divestiture or transfer of all or substantially all the assets of the Company, TTEC Engage or TTEC Parent. This Agreement shall bind and inure to the benefit of TTEC Parent's and the Company's successors or assigns. This Agreement is for personal services and the Executive may not and shall not assign his rights or obligations hereunder.

 c. **IRSC Section 409A.**

  (i) Interpretation. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from, or complies with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the Internal Revenue Service guidance and Treasury Regulations thereunder (collectively, "Section 409A"). It is the Parties' intention that salary continuation payments under the Agreement will be exempt from the requirements of Section 409A because they are short term deferrals under Treas. Reg. Sec. 1.409A-1(b)(4) or payments under a separation pay plan within the meaning of Treas. Reg. Sec. 1.409A-1(b)(9) and the Agreement shall be construed and administered in a manner consistent with such intent.

(ii) <u>Separation from Service; Separate Payments</u>. Notwithstanding anything in this Agreement to the contrary, to the extent that any payment or benefit subject to Section 409A, including an exemption from Section 409A, and such payment or benefit would otherwise be payable or distributable hereunder by reason of Executive's termination of employment, all references to the Executive's "termination of employment" shall be construed to mean a "separation from service," as defined in Treasury Regulation Section 1.409A-1(h), and Executive shall not be considered to have had a termination of employment unless such termination constitutes a "separation from service" with respect to Executive. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Section 409A, each installment shall be treated as a separate payment.

(iii) <u>Specified Employee</u>. Notwithstanding anything in this Agreement to the contrary, if the Executive is a "specified employee" (within the meaning of Treasury Regulation Section 1.409A-1(i)) on the date of the Executive's "separation from service", any benefit or payment that constitutes non-exempt "nonqualified deferred compensation" (within the meaning of Section 409A) and is payable on account of the Executive's separation from service shall be delayed in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i), and any such delayed payment shall be paid to the Executive in a lump sum during the ten (10) day period commencing on the earlier of (i) the expiration of a six-month period from the date of Executive's "separation from service," or (ii) Executive's death. To the greatest extent permitted under Section 409A, any separate payment or benefit under the Agreement will not be deemed to constitute "nonqualified deferred compensation" subject to Section 409A and the six-month delay requirement to the extent provided in the exceptions in Treasury Regulation Sections 1.409A-1(b)(4) or 1.409A-1(b)(9), or in any other applicable exception or provision of Section 409A.

(iv) <u>Reimbursements</u>. With regard to any provision in this Agreement that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (x) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (y) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (y) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such arrangement provides for a limit on the amount of expenses that may be reimbursed over some or all of the period the arrangement is in effect and (z) such payments shall be made on or before the last day of the Executive's taxable year following the taxable year in which the expenses were incurred.

(v) <u>Cooperation</u>. If the Parties hereto determine that any payments or benefits payable under this Agreement intended to comply with Section 409A do not so comply, the Executive and the Company agree to amend this Agreement, or take such other actions as the Executive and the Company deem necessary or appropriate, to comply with the requirements of Section 409A, while preserving benefits that are, in the aggregate, no less favorable than the benefits as provided to the Executive under this Agreement. If any provision of this Agreement would cause such payments or benefits to fail to so comply, such provision shall not be effective and shall be null and void with respect to such payments or benefits, and such provision shall otherwise remain in full force and effect.

d. **Governing Law and Dispute Resolution**.

(i) Good Faith Negotiation Requirement. Executive, the Company and TTEC Parent agree that in the event of any controversy or claim arising out of or relating to Executive's employment with and/or separation from the Company, they shall negotiate in good faith to resolve the controversy or claim privately, amicably and confidentially. Each Party may consult with counsel in connection with such negotiations.

(ii) Governing Law and Disputes. This Agreement will be construed and interpreted in accordance with the laws of the State of Nevada where the Company is incorporated, without regard to conflict of law principles. The Parties also agree that any action arising from or relating in any way to this Agreement shall be resolved and tried in the state or federal courts of Nevada, where the Company is incorporated. The Parties consent to jurisdiction and venue of those courts to the greatest extent allowed by law.

e. **Severability.** If any court of competent jurisdiction declares any provision of this Agreement invalid or unenforceable, the remainder of the Agreement shall remain fully enforceable. To the extent that any court concludes that any provision of this Agreement is void or voidable, the court shall reform such provision(s) to render the provision(s) enforceable, but only to the extent absolutely necessary to render the provision(s) enforceable.

f. **Modification of Agreement.** This Agreement or any other term or condition of employment may not be modified by word or deed, except in writing signed by the Executive and TTEC Chief People Officer, TTEC Engage Chief Executive Officer or successors in these roles, their specific title notwithstanding.

g. **Waiver.** No provision of this Agreement shall be deemed waived, nor shall there be an estoppel against the enforcement of any such provision, except by a writing signed by the party charged with the waiver or estoppel. No waiver shall be deemed continuing unless specifically stated therein, and the written waiver shall operate only as to the specific term or condition waived, and not for the future or as to any act other than that specifically waived.

h. **Construction.** Whenever applicable, masculine and neutral pronouns shall equally apply to the feminine genders; the singular shall include the plural and the plural shall include the singular. The Parties have reviewed and understand this Agreement, and each has had a full opportunity to negotiate the agreement's terms and to consult with counsel of their own choosing. Therefore, the Parties expressly waive all applicable common law and statutory rules of construction that any provision of this Agreement should be construed against the agreement's drafter and agree that this Agreement and all amendments thereto shall be construed as a whole, according to the fair meaning of the language used.

i. **Dodd-Frank and Other Clawback Provisions.** TTEC Incentive Recoupment Policy, attached as Exhibit H, is incorporated in this Agreement by reference.

j. **Greatest Net Benefit.**

(i) Anything in this Agreement to the contrary notwithstanding, in the event that the Executive determines (at his discretion and expense) that the receipt of any payments hereunder would subject the Executive to tax under Internal Revenue Code (the "Code") Section 4999 or a successor provision, the Executive shall have the option at his discretion to cause TTEC Parent or successor to reduce the payment due to the Executive under this Agreement so that the net (after tax) benefit of the payments to the Executive is maximized ("Reduced Payment Election"). The Executive shall have forty-five (45) calendar days from receipt of notice of the payment due under this Agreement or the payment itself under this Agreement, as the case may be, to advise TTEC Parent or successor of such election.

(ii) If the Executive accepts the full payment hereunder and thereafter within the period provided above determines that he/she wants to make the Reduced Payment Election, any payments received by the Executive in excess of the amount payable under Reduced Payment Election shall be treated for all purposes as a loan *ab initio* to the Executive, which the Executive shall repay to TTEC Parent or successor, together with appropriate interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code, within sixty (60) days of the Reduced Payment Election.

(iii) Nothing in this Paragraph 7(i) shall be interpreted to compel the Executive to make the Reduced Payment Election.

k. **Assignment and Assumption of Agreement**. Concurrently with any Change in Control event or a business combination that may impact the legal implications of this Agreement, the Company, TTEC Parent shall cause any successor or transferee to assume unconditionally, by written instrument delivered to Executive, all of the obligations of the Company and TTEC Parent hereunder. Failure of the Company or TTEC Parent to obtain such assumption prior to the effectiveness of any Change in Control event or other business combination, shall be a breach of this Agreement and shall constitute Good Reason entitling the Executive to resign, within thirty (30) calendar days of consummation of such Change in Control event or business combination, and receive compensation and benefits as provided in Paragraph 5(h).

l. **Controlling Provisions.** The employment arrangement contemplated by this Agreement includes other related documents in addition to this Executive Employment Agreement, some of which are TTEC Parent and the Company's standard documents not otherwise tailored to this transaction. To the extent any provisions of these related agreements contradict the clear provisions and terms of this Executive Employment Agreement, the provisions of this Agreement shall be controlling.

Mr. Abou acknowledges and agrees that he reviewed and fully understands the terms and provisions of this Agreement; that he enters into it freely, knowingly, and mindful of the fact that it creates important legal obligations and affects his legal rights; and that he understands the need to and has had the opportunity to consult with counsel (if he so wishes) concerning this Agreement with legal counsel.

Executive   **TTEC Services Corporation**

/s/ John Abou_____   /s/ Michelle Swanback_____
John Abou   **Michelle "Shelly" Swanback**, TTEC President

Date: 5/17/2024   Date: 5/17/2024

List of Exhibits

Exhibit A: Directors & Executive Officers U.S. Securities Laws Handbook
Attached in a separate document

Exhibit B: TTEC Ethics Code: How TTEC Does Business
https://www.ttec.com/sites/default/files/how-ttec-does-business-our-ethics-code-for-employees-suppliers-and-partners.pdf

Exhibit C: TTEC Executive and Senior Financial Officers Ethics Code
https://www.ttec.com/sites/default/files/senior-executives-and-financial-officers-code-of-ethics.pdf

Exhibit D: Executive Stock Holding Ownership Guidelines
Incorporated in this document below

Exhibit E: Welcome Aboard Restricted Stock Equity Grant Agreement
Attached in a separate document

Exhibit F: 2024 TTEC Engage Goals and Performance Targets
Attached in a separate document

Exhibit G: *Sample* Separation and Release Agreement
Incorporated in this document below

Exhibit H: TTEC Executive Incentive Recoupment (Clawback) Policy
https://investors.ttec.com/static-files/c8d8459a-049e-472a-a3ef-35654486a970

Exhibit I: *Assurances in Connection with Certain Obligations to Prior Employer(s)*
Incorporated in this document below

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Corporate Information

Directors

Kenneth D. Tuchman
Founder, Chairman of the Board

Steven J. Anenen
Former Director, DealerSocket; former CEO, CDK Global, Inc.; former President, ADP Dealer Services

Tracy L. Bahl
Director, Glooko, Inc.; Director, Andros; former Director, Gustavus Adolphus College and MedExpress; Managing Partner, Valtruis; Partner, Healthcare Group, Welsh, Carson, Anderson & Stowe; former President and CEO, OneOncology; former EVP, Health Plans, CVS Health; former CEO, Uniprise, a UHG company

Gregory A. Conley
Director, CSG International, Inc.; Director, Travelport Worldwide, Ltd.; former Director HaulHoud.com; former CEO, Aha! Software; former CEO, Odyssey Group, SA; former President and CEO, Verio, Inc.; former President and CEO, Tanning Technology Corporation

Robert N. Frerichs
Director, Wedgewood Enterprises; former Director, Merkle, Inc. and Cyandia, Inc.; former Chairman, Accenture, Inc.; former Chairman, Aricent Group; former Chairman, Avanade

Marc L. Holtzman
Director, Rwanda Capital Market Authority; Director, Victoria Falls International Financial Center; former Director, Duddell Street Acquisition Corp.; former Director, FTI Consulting; former Chairman, Bank of Kigali; former Chairman, CBZ Holdings Limited; former Chairman, Astana Financial Services Authority; former CEO, KazKommertsBank; former Chairman, Meridian Capital HK; former Vice Chairman, Barclays Capital

Gina L. Loften
Director, TIAA; Director, Thoughtworks Holding, Inc.; Director, Foursquare Labs Inc.; Director, Modernizing Medicine, Inc.; Director, Interwell Health; former CTO, Microsoft USA; former Global Consulting Leader, IBM; former Director, Rise Against Hunger

Our Executive Leadership Team

Kenneth D. Tuchman
Chairman and Chief Executive Officer

Kenneth "Kenny" R. Wagers, III
Chief Financial Officer

David J. Seybold
CEO, TTEC Digital

John P. Abou
President, TTEC Engage

Margaret B. McLean
General Counsel, Chief Risk Officer

Laura L. Butler
Chief People Officer

Robert "Rob" E. Dravenstott
Chief Information Officer

Chris J. Brown
Head of Corporate Development and CEO, Chief of Staff

Our Impact and Sustainability commitment

The TTEC executive leadership team details our Impact and Sustainability mandates and highlights the major enhancements made in 2024 to enhance accountability and transparency.
ttec.com/about-us/impact-and-sustainability-report


ttec
2024 Impact and Sustainability Report

Employer of Choice
At TTEC, our people are our greatest strength. We believe in creating an environment where every employee thrives, grows, and takes ownership of their own professional journey.

Partner of Choice
TTEC's governance framework represents a gold standard of corporate accountability designed to ensure ethical conduct and principled leadership at every organizational level.

Provider of Choice
We recognize our responsibility to protect our planet — our most precious shared resource. Our environmental commitment is comprehensive and driven by sustainable business practices woven into the fabric of our strategy.

TTEC Priorities
We improved transparency through the Task Force on Climate-related Financial Disclosures (TCFD), United Nations Sustainable Development Goals (UNSDG), and Sustainability Accounting Standards Board (SASB) frameworks.

Awards
TTEC stands at the forefront of customer experience innovation, recognized by industry trade groups for excellence in operational performance, employee engagement, and workplace innovation.

Audit Committee
Gregory A. Conley, *Chair*
Steven J. Anenen
Robert N. Frerichs

Compensation Committee
Tracy L. Bahl, *Chair*
Gregory A. Conley
Robert N. Frerichs
Gina L. Loften

Nominating and Governance Committee
Robert N. Frerichs, *Chair*
Steven J. Anenen
Marc L. Holtzman

Security and Technology Committee
Steven J. Anenen, *Chair*
Gregory A. Conley
Gina L. Loften

Executive Committee
Kenneth D. Tuchman, *Chair*
Steven J. Anenen
Tracy L. Bahl
Robert N. Frerichs

Stock Listing
NASDAQ Global Select Market
Symbol: TTEC

Website
ttec.com

2025 Annual Meeting of Stockholders
to be held virtually at
www.virtualshareholdermeeting.com/TTEC2025
on Thursday, May 22, 2025
beginning at 10:00 a.m. CDT

Transfer Agent and Registrar
Broadridge Shareholder Services
C/O Broadridge Corporate Issuer Solutions
1155 Long Island Avenue
Edgewood, NY 11717-8309
Telephone: 855.206.5002
Facsimile: 215.553.5402
Email: shareholder@broadridge.com

Investor Information
Investor information, including TTEC's Annual Report, press releases and filings with the U.S. Securities and Exchange Commission, may be obtained from TTEC's website, ttec.com or by contacting TTEC Investor Relations at: investor.relations@ttec.com

Independent Accountants
PricewaterhouseCoopers LLP
Denver, Colorado

About TTEC

TTEC (pronounced T-TEC) Holdings, Inc. (NASDAQ:TTEC) is a leading global CX (customer experience) technology and services innovator for AI-enabled digital CX solutions. Serving iconic and disruptive brands, TTEC's outcome-based solutions span the entire enterprise, touch every virtual interaction channel, and improve each step of the customer journey. Leveraging next-gen digital technology, the Company's TTEC Digital business designs, builds, and operates omnichannel contact center technology, CRM, AI and analytics solutions. The company's TTEC Engage business delivers AI-enabled customer engagement, customer acquisition and growth, tech support, back office, and fraud prevention services. Founded in 1982, the company's singular obsession with CX excellence has earned it leading client, customer, and employee satisfaction scores across the globe. The company's employees operate on six continents and bring technology and humanity together to deliver happy customers and differentiated business results. To learn more visit us at ttec.com.



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